As filed with the Securities and Exchange Commission on September 15, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number:

TATA MOTORS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Republic of India	Bombay House 24, Homi Mody Street, Mumbai 400 001, India
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value Rs.10 per share*	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐     Item 18  ☒

*	Not for trading, but only in connection with the registration and listing of American Depositary Shares, each representing one share of common stock.

Annex A.	Reconciliation of US GAAP Net Income (loss) and Shareholders’ Equity as of and for the years ended March 31, 2002, 2003 and 2004 to corresponding amounts included in Tata Motors Ltd.’s publicly-reported financial information based on Indian GAAP	A-1

-i-

In this registration statement:

•	References to “we”, “our” and “us” are to Tata Motors Limited and its consolidated subsidiaries except as the context otherwise requires;

•	References to “dollar”, and “US$” are to the lawful currency of the United States of America, and references to “rupees” and “Rs.” are to the lawful currency of India;

•	References to “US GAAP” are to accounting principles generally accepted in the United States, and references to “Indian GAAP” are to accounting principles generally accepted in India;

•	References to an “ADS” are to an American Depositary Share, and references to an “ADR” are to an American Depositary Receipt;

•	References to light commercial vehicles, or LCVs, medium commercial vehicles, or MCVs, and heavy commercial vehicles, or HCVs, refer to vehicles that have gross vehicle weight, or GVW, of up to 7.5 metric tonnes, between 7.5 and 16.2 metric tonnes, and over 16.2 metric tonnes, respectively;

•	References to passenger cars refer to vehicles that have a seating capacity of up to six persons, excluding the driver, and is further classified into the following segments: mini-cars – which have a length of up to 3,400mm; compact cars – which have a length between 3,401mm and 4,000mm; mid-size cars – which have length of between 4,001mm and 4,500mm; executive cars – which have a length between 4,501mm and 4,700mm and; premium cars and luxury cars –which have a length between 4,701 and 5,000mm, and above 5,001mm, respectively.

•	References to utility vehicles, or UVs, and multi-purpose vehicles, or MPVs, refer to vehicles that have a seating capacity of seven to twelve persons, excluding the driver, and van-type vehicles that have a seating capacity of seven to twelve persons, excluding the driver, respectively.

•	Unless otherwise stated, comparative and empirical industry data in this registration statement have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM;

•	References to a particular “fiscal” year are to our fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch; and

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tonnes” are equal to 1,000 kilograms or approximately 2,200 pounds.

•	“litres” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure.

-ii-

Special Note Regarding Forward-looking Statements

All statements contained in this registration statement that are not statements of historical fact constitute “forward-looking statements”. Generally, these statements can be identified by the use of forward-looking terms such as “anticipate”, “believe”, “can”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “will” and “would” or similar words. However, these words are not the exclusive means of identifying forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed in this registration statement regarding matters that are not historical fact. These forward-looking statements and any other projections contained in this registration statement (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Although we will become a reporting company after the filing of this registration statement and will have ongoing disclosure obligations under U.S. federal securities laws, we are not undertaking to publicly update or revise any statements in this registration statement, whether as a result of new information, future events or otherwise.

The risks and factors that could cause our actual results, performances and achievements to be materially different from the forward-looking statements set out in Item 3.D and elsewhere in this registration statement include, among others:

•	general political, social and economic conditions, and the competitive environment in India and other markets in which we operate and sell our products;

•	fluctuations in the currency exchange rate of the rupee to the dollar and other currencies;

•	accidents and natural disasters;

•	terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	implementation of new projects, including mergers and acquisitions, planned by management;

•	contractual arrangements with suppliers;

•	government policies including those specifically regarding the automotive industry, including industrial licensing, environmental regulations, safety regulations, import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	significant movements in the prices of key inputs such as steel, aluminum, rubber and plastics; and

•	other factors beyond our control.

-iii-

Item 1. Identity of Directors, Senior Management and Advisers.

A. Directors and Senior Management.

The information required by this item is set forth in Item 6.A of this registration statement.

B. Advisers.

Not applicable.

C. Auditors.

Deloitte Haskins & Sells have acted as our auditors with respect to our US GAAP consolidated financial statements as of March 31, 2003 and 2004 and for the fiscal years ended March 31, 2002, 2003 and 2004. S.B. Billimoria & Co. and A.F. Ferguson & Co. have acted as our joint auditors with respect to our Indian GAAP consolidated financial statements as of and for the fiscal years ended March 31, 2002, 2003 and 2004. S.B. Billimoria & Co. have acted as our auditors with respect to our Indian GAAP consolidated selected financial data for the fiscal years for 2000 and 2001. The offices of Deloitte Haskins & Sells and S.B. Billimoria & Co. are located at 12, Dr. Annie Besant Road, Worli, Mumbai – 400 018, India. The offices of A.F. Ferguson & Co. are located at Allahabad Bank Building, Mumbai Samachar Marg, Mumbai – 400 001, India. Deloitte Haskins & Sells, S.B. Billimoria & Co. and A.F. Ferguson & Co. are registered firms with the Institute of Chartered Accountants of India. Deloitte Haskins & Sells also is a registered public accounting firm with the Public Company Accounting Oversight Board in the United States.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The first of the following two tables sets forth selected financial data including selected historical financial information as of and for each of the fiscal years ended March 31, 2002, 2003 and 2004 in accordance with accounting principles generally accepted in the United States, or US GAAP. The second of the following two tables sets forth selected financial data including selected historical financial information as of and for each of the fiscal years ended March 31, 2000 through 2004 in accordance with accounting principles generally accepted in India, or Indian GAAP, retroactively consolidated as described below for the fiscal years ended March 31, 2000 and 2001.

The selected US GAAP consolidated financial data as of March 31, 2003 and 2004 and for each of the fiscal years ended March 31, 2002, 2003 and 2004 are derived from our audited US GAAP consolidated financial statements included in this registration statement together with the report of Deloitte Haskins & Sells, independent auditors, who have reported that they carried out their audit in accordance with standards of the Public Company Accounting Oversight Board (United States). The selected US GAAP consolidated financial data as of March 31, 2002 are derived from our audited US GAAP consolidated financial statements not included in this registration statement.

The selected consolidated Indian GAAP financial data as of and for each of the fiscal years ended March 31, 2002, 2003 and 2004 are derived from our audited consolidated Indian GAAP financial statements not included in this registration statement. Those financial statements have been jointly audited in accordance with Indian auditing standards by S.B.Billimoria & Co. and A.F.Ferguson & Co., whose joint audit reports for each of those years place reliance on other auditors as permitted by Indian auditing standards for approximately 1% of our Indian GAAP consolidated total assets and 2% of our Indian GAAP consolidated total revenues. Until April 1, 2001, Indian GAAP did not require the preparation of consolidated financial statements and until April 1, 2002, did not require equity accounting for affiliates, and accordingly, we have not previously prepared or published consolidated financial statements for fiscal years ending prior to April 1, 2002. For the purposes of this registration statement, we have retroactively prepared our selected Indian GAAP financial data on a consolidated basis as of and for each of the years ended March 31, 2000 and 2001, and have adjusted our Indian GAAP financial data as of and for the year ended March 31, 2002 to equity account for our affiliates.

The selected consolidated Indian GAAP financial data as of and for each of the years ended March 31, 2000 and 2001 have been audited by S.B.Billimoria & Co. and are derived from our audited unconsolidated Indian GAAP financial statements and the audited unconsolidated financial statements of our subsidiaries and affiliates, none of which are presented in this registration statement. Our audited unconsolidated financial statements, which account for approximately 98% of our Indian GAAP consolidated total assets and 95% of our Indian GAAP consolidated total revenues, were jointly audited by S.B.Billimoria & Co. and A.F.Ferguson & Co. in accordance with Indian auditing standards and their audit reports for those years were unqualified.

You should read our selected financial data in conjunction with Item 5 – “Operating and Financial Review and Prospects” – and Annex A – “Reconciliation of Net Income and Shareholders’ Equity between US GAAP and Indian GAAP”.

Selected Financial Data Prepared in Accordance with US GAAP

	For the year ended March 31,
	2002		2003		2004		2004
	(in Rs. millions, except share and per share data)						(in US$ millions, except share and per share data)
Statement of Operations Data
Operating (Loss)/Income
Net sales		75,941.4		94,753.8		138,293.4		3,186.5
Finance income		750.2		976.7		1,402.3		32.3

Total revenues		76,691.6		95,730.5		139,695.7		3,218.8
Cost of sales		62,243.8		74,038.5		108,159.6		2,492.2

Gross margin		14,447.8		21,692.0		31,536.1		726.6

Operating Expenses
Selling, general and administrative		13,118.1		13,210.0		15,648.3		360.6
Research and development		1,214.4		1,536.2		1,282.0		29.5
Employee separation compensation		886.7		32.6		386.3		8.9

Total operating expenses		15,219.2		14,778.8		17,316.6		399.0

Operating (loss)/income		(771.4)		6,913.2		14,219.5		327.6

Non-operating income (expense), net
Non operating revenue		1,927.9		1,391.1		2,144.6		49.4
Interest income		383.8		412.4		349.6		8.1
Interest expense,		(5,199.9)		(4,090.4)		(2,684.3)		(61.9)

Total non-operating income (expense), net		(2,888.2)		(2,286.9)		(190.1)		(4.4)

(Loss) income before income taxes		(3,659.6)		4,626.3		14,029.4		323.2

Income tax benefit/(expense)		513.0		(1,888.4)		(5,264.0)		(121.3)
Equity in net (loss)/income of affiliates		(353.7)		46.1		363.4		8.4
Minority interest		86.4		(14.7)		(228.9)		(5.3)

Net (loss) income		(3,413.9)		2,769.3		8,899.9		205.0

Weighted average no. of shares used in computing (loss) earnings per share:
Basic		256,024,621		319,777,248		328,306,904		328,306,904
Diluted		256,024,621		319,777,248		363,123,828		363,123,828
(Loss) earnings per share:
Basic	Rs.	(13.3)	Rs.	8.7	Rs.	27.1	US$	0.62
Diluted	Rs.	(13.3)	Rs.	8.7	Rs.	25.3	US$	0.58

	As of March 31,
	2002	2003	2004	2004
	(in Rs. millions)			(in US$ millions)
Balance Sheet Data
Current Assets:
Cash and cash equivalents	3,312.4	2,758.7	6,511.1	150.0
Short term deposits with banks	—	—	2,727.7	62.9
Finance receivables, net of allowances	1,203.7	2,098.3	3,053.7	70.4
Accounts receivable, net of allowances	6,594.3	5,519.8	8,199.1	188.9
Inventories	11,881.9	13,539.8	15,143.7	348.9
Deferred income taxes	848.4	587.7	946.5	21.8
Prepaid expenses and other current assets, net of allowances	5,623.6	4,909.1	5,254.6	121.1

Total Current Assets	29,464.3	29,413.4	41,836.4	964.0

Investments	4,306.2	5,738.0	27,052.3	623.3
Equity in affiliates	1,390.6	1,766.6	1,870.7	43.1
Finance receivables: non-current	1,388.1	3,166.5	5,222.6	120.3
Property, plant and equipment, net	37,602.9	36,601.7	35,478.5	817.5
Deferred income taxes: non current	1,261.0	—	—	—
Other non-current assets	2,149.1	2,075.8	2,414.9	55.6

Total Assets	77,562.2	78,762.0	113,875.4	2623.8

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	16,374.4	18,926.0	25,514.5	587.9
Acceptances	8,578.6	12,710.7	16,636.6	383.3
Accrued expenses and other current liabilities	5,087.5	5,188.9	10,294.8	237.2
Short term loans	10,569.0	5,713.8	7,758.9	178.8

Total current liabilities	40,609.5	42,539.4	60,204.8	1,387.2

Deferred income taxes	—	240.6	4,059.8	93.5
Long term debt	18,542.0	13,877.4	10,804.1	248.9

Total liabilities	59,151.5	56,657.4	75,068.7	1,729.6

Minority interests	979.9	1,189.0	1,429.1	33.0
Commitments and contingencies	—	—	—	—

Shareholders’ Equity:
Ordinary Shares	3,198.2	3,198.3	3,530.0	81.3
Additional paid-in capital	21,459.4	21,459.4	26,872.3	619.2
Accumulated other comprehensive (loss) income	(976.1)	(260.7)	4,578.6	105.5
Capital redemption reserve	22.8	22.8	22.8	0.5
Debenture redemption reserve	3,341.5	3,341.5	3,445.0	79.4
Special reserve	32.1	39.1	55.8	1.3
Accumulated deficit	(9,647.1)	(6,884.8)	(1,126.9)	(26.0)

Total shareholders’ equity	17,430.8	20,915.6	37,377.6	861.2

Total Liabilities and Shareholders’ Equity	77,562.2	78,762.0	113,875.4	2,623.8

Selected Financial Data Prepared in Accordance with Indian GAAP(1)

	For the year ended March 31,(2)
	2000	2001	2002	2003	2004
	(in Rs. millions)
Profit and Loss Account Data:
Net revenues	79,167.2	72,165.7	79,315.4	96,312.9	139,809.2
Profit/(loss) before extraordinary/exceptional items and tax	(178.6)	(4,621.4)	(1,260.5)	5,235.0	14,518.2
Extraordinary/exceptional items(3)	—	(703.1)	(542.9)	200.0	(69.5)
Profit/(loss) before tax	(178.6)	(5,324.5)	(1,803.4)	5,435.0	14,448.7
Profit/(loss) after tax	(286.6)	(5,373.2)	(1,129.4)	3,171.0	9,141.0
Profit/(loss) after minority interest	(354.3)	(5,482.6)	(1,953.3)	2,971.2	9,152.9
Net Income per Share (from continuing operations):
Basic	(1.3)	(20.2)	(7.2)	9.3	27.9
Diluted	(1.3)	(20.2)	(7.2)	9.1	25.7

	As of March 31,
	2000	2001	2002	2003	2004
	(in Rs. millions)
Balance Sheet Data:

Fixed assets	42,967.7	41,538.1	38,250.9	37,143.9	40,471.9
Investments	9,656.5	9,390.1	6,231.1	7,276.2	23,537.6
Net current assets	6,856.0	4,147.7	2,556.7	(4,226.3)	(5,716.3)
Other assets	8,452.2	10,057.8	2,205.6	1,323.9	1,047.3

Total Assets	67,932.4	65,133.7	49,244.3	41,517.7	59,340.5

Shareholders funds(4)	35,487.7	30,003.4	20,638.8	22,200.1	36,556.7
Loan funds	31,966.8	34,629.3	28,203.1	17,896.5	16,984.2
Others	477.9	501.0	402.4	1,421.1	5,799.6

Total funds employed	67,932.4	65,133.7	49,244.3	41,517.7	59,340.5

(1)	The consolidated financial data above account for Tata AutoComp Systems Ltd. for fiscal 2002, 2003 and 2004 and Concorde Motors Ltd. and Tata Precision Industries Pte. Ltd. for fiscal 2003 and 2004 as equity method affiliates, as these entities do not fall within the definition of subsidiaries under Indian GAAP.
(2)	During these periods, the following significant changes were made to our accounting policies, thereby affecting the financial data presented:
(a)	Consequent to the accounting standard on ‘Intangible Assets’ (AS 26) becoming applicable, expenditure on product development which was earlier classified as deferred revenue expenditure is now accounted for from April 1, 2003 in accordance with the said standard accordingly,

(i) Product development cost including technical know-how on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognized as intangible assets and included under fixed assets. There is no effect of this change on the profit for the year, as the period of amortization is consistent with that followed in the previous year.

(ii) Product development expenditure relating to minor product enhancement, facelifts, upgrades etc. (including cost of incomplete development) amounting to Rs.516.4 million (including Rs.300.6 million incurred as at March 31, 2003) has been charged off during the year to profit and loss account.

(b)	In fiscal 2003 the rate of depreciation on laptop computers and cars increased from 16.21% and 9.5% to 23.8% and 19.0%, respectively, resulting in additional depreciation of Rs.66.3 million.
(c)	Consequent to AS 22 “Accounting for Taxes on Income”, issued by the Institute of Chartered Accountants of India, or ICAI, becoming mandatory with effect from April 1, 2001, we have recorded the cumulative net deferred tax liability as at March 31, 2001 of Rs.3,113.7 million as a charge to the general reserve on April 1, 2001 and Rs.82.7 million against the accumulated profit and loss account.
(d)	In fiscal 2001, we have, with retrospective effect, changed our method of accounting for finance leases in accordance with the AS 19 “Leases”, issued by the ICAI. Consequent to the change, the charge in fiscal 2001 was lower by Rs.200.1 million (including Rs.24.0 million in respect of previous fiscal years).
(e)	In view of the revised Guidance Note issued by the ICAI, effective from the accounting period starting on or after April 1, 1999, which requires that provision should be made for excise duty liability in respect of bonded goods, we have provided liability for excise duty and customs duty aggregating Rs.255.3 million, payable on goods held in bond at the year end, and therefore included the same in the valuation of inventories at the year end. This had no effect on our profit for fiscal 2000.
(f)	Revenues in each of the years presented is net of excise duty collected from customers.
(g)	We have retroactively accounted for affiliates from April 1, 1999 for the purposes of this presentation.
(3)	Extraordinary/ Exceptional Items:
(a)	The extraordinary charge of Rs.69.5 million in fiscal 2004 was comprised entirely of employee separation costs.
(b)	The extraordinary income of Rs.200.0 million in fiscal 2003 represents write-back of provision for contingencies for a future trade investment made in fiscal 2002.

(c)	The extraordinary charge of Rs.542.9 million in fiscal 2002 was comprised of provision for diminution in value of investments of Rs.13.7 million, provision for contingencies of Rs.200.0 million and employee separation costs of Rs.329.2 million.
(d)	The extraordinary charge of Rs.703.1 million in fiscal 2001 was comprised of employee separation costs of Rs.213.2 million and power costs relating to prior years of Rs.489.9 million.
(4)	In fiscal 2002, consequent to our shareholders’ approval and the order of the High Court of Judicature at Mumbai dated May 2, 2002, Tata Motors Ltd. adjusted the debit balance of deferred revenue expenditure of Rs.9,500.5 million, capital work in progress of Rs.1,976.1 million and diminution in the value of investment of Rs.312.5 million in its Securities Premium Account. The deferred tax liability of Rs.3,415.2 million created in respect thereof has been credited to its Securities Premium Account.

Exchange Rate Information

For convenience, some of the financial amounts presented in this registration statement have been translated from rupee amounts into dollar amounts at the rate of Rs.43.40 = US$1.00, based on the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2004, the date of our most recent balance sheet included in this registration statement. However, such translations do not imply that the rupee amounts have been, could have been or could be converted into dollars at that or any other rate.

The following table sets forth, for the periods indicated, information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) based on the average of the telegraphic transfer buying and selling rupee/dollar exchange rates quoted by Federal Reserve Bank of New York.

Period	Period End	Period Average	High	Low
Year Ended March 31, 2000	43.65	43.39	43.75	42.50
Year Ended March 31, 2001	46.85	45.74	47.47	43.63
Year Ended March 31, 2002	48.83	47.71	48.91	46.58
Year Ended March 31, 2003	47.53	48.43	49.07	47.53
Year Ended March 31, 2004	43.40	45.98	47.46	43.40

April 2004	44.52	43.89	44.52	43.40
May 2004	45.42	45.18	45.57	44.55
June 2004	45.99	45.50	46.21	44.94
July 2004	46.40	46.06	46.45	45.66
August 2004 (through August 27, 2004)	46.28	46.32	46.40	46.21

Source: Federal Reserve Bank of New York

As of September 3, 2004, the rupee/dollar noon buying rate quoted by Federal Reserve Bank of New York was Rs.46.33 per US$1.00.

B. Capitalization and Indebtedness

The following table sets forth our audited capitalization and indebtedness as of March 31, 2004 in accordance with US GAAP. Other than as indicated below, there has been no material change in our consolidated capitalization and indebtedness since March 31, 2004. You should read this table in conjunction with Item 3.A of this registration statement and our consolidated US GAAP financial statements and footnotes included in this registration statement.

	As of March 31, 2004
	Actual
	Rs.	US$
	(amounts in millions)
Short-Term Debt(1)
Total short-term debt (including current portion of long-term debt)	7,758.9	178.8

Long-Term Debt(1) (2)
Guaranteed debt	—	—
Secured and unguaranteed debt	7,681.5	177.0
Unsecured and unguaranteed debt(2)	3,122.6	71.9

Total long-term debt(1)	10,804.1	248.9

Shareholders’ Equity
Total share capital:
Ordinary shares, par value Rs.10/-, 400,000,000 shares authorized, 352,944,380 shares subscribed and outstanding (2) (3) (4) (5)	3,530.0	81.3
Additional paid in capital (share premium)(6)	26,872.3	619.2
Accumulated other comprehensive income	4,578.6	105.5
Other required reserves	3,523.6	81.2
Accumulated deficit	(1,126.9)	(26.0)

Total shareholders’ equity	37,377.6	861.2

Total capitalization(7)	48,181.7	1,110.1

(1)	Short-term debt and long-term debt consist of loan funds as disclosed in our audited consolidated US GAAP financial statements as of March 31, 2004, included elsewhere in this registration statement.
(2)	In July 2003, we issued an aggregate of US$100 million (equivalent to approximately Rs.4,578 million) convertible notes, of which as of June 30, 2004, US$10.8 million (equivalent to approximately Rs.497.5 million) aggregate principal amount has been converted into an aggregate of 1,983,949 ordinary shares subsequent to March 31, 2004, some of which are represented by depositary shares. In addition, in April 2004, we issued an aggregate of US$400 million (equivalent to approximately Rs.17,540 million) convertible notes, of which as of June 30, 2004, none had been converted.
(3)	Net of Rs.0.1 million calls in arrears.
(4)	Does not include 6,370,879 ordinary shares issuable upon exercise of outstanding warrants as of March 31, 2004. See Item 10.A of this registration statement. As of June 30, 2004, upon exercise of 3,048,041 warrants, we had allotted 3,048,041 ordinary shares, par value Rs.10, at a premium of Rs.110 each.
(5)	As of June 30, 2004, 357,990,120 ordinary shares were issued, subscribed, fully paid-up and outstanding.
(6)	As of June 30, 2004, additional paid in capital (share premium) included Rs.335.3 million on account of the allotment of 3,048,041 ordinary shares at a premium of Rs.110 and Rs.460.1 million on account of the allotment of 1,938,949 ordinary shares at a premium of Rs.240.745.
(7)	Total capitalization consists of total long-term debt and total shareholders’ funds.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors.

This section describes the risks that we currently believe may materially affect our business. The factors below should be considered in connection with any forward-looking statements in this registration statement and the cautionary statements on page iii. The risks below are not the only ones we face – some risks may be unknown to us, and some risks that we do not currently believe to be material could later turn out to be material. One or more of a combination of these risks could materially impact our business, revenues, sales, net assets, results of operations liquidity and capital resources.

Risks Associated with Our Business

General economic conditions could significantly adversely affect our sales and results of operations.

The Indian automotive industry is substantially affected by general economic conditions in India. In 1999, the automotive industry witnessed a recovery in demand after declining trends for two years. Demand for four-wheel vehicles again declined in the period from 2000 to late 2001, driven by poor economic conditions in India. Though there has been a significant increase in demand since early 2002, primarily due to significant growth of the gross domestic product, or GDP, and the construction of improved roadways in India, there can be no assurance that the Indian economy will not experience a downturn which may, in turn, significantly adversely affect our sales and results of operations. One driver of demand is the level of market interest rates, which impacts the cost of financing for purchasers of our products. While interest rates declined steadily during the last two years, there is no assurance that this trend will continue and an increase in market interest rates could have an adverse effect on demand for our products. Interest rates in the United States and some other countries have recently been increasing and this may lead to interest rate increases in India and other countries. On the other hand, decreases in market interest rates may lead to higher levels of prepayments of our loans receivable from customers, as they may seek to refinance their loans elsewhere. Although we have not experienced significant prepayments during past periods of declining interest rates, and while prepayments have not had any material adverse impact on our results of operations in the past, there can be no assurance that prepayments during periods of declining interest rates will not have a material adverse impact on our results of operations in the future as we seek to expand our customer financing business.

If we are unable to implement our growth strategies in a timely manner, our business and results of operations could be adversely affected.

We have adopted certain growth strategies, including the expansion of our automotive business through upgrading of our existing products, the introduction of new products and an increase in international business. All these new projects involve risks and difficulties and, accordingly, there can be no assurance that we will be able to complete our plans on schedule or within budget. If market conditions change, if operations do not generate sufficient funds or for any other reason, we may decide to delay, modify or forego some aspects of our growth strategies. Our future results of operations may be materially adversely affected if we are unable to implement our growth strategies.

Increased competition in the Indian automotive industry may adversely affect our results of operations.

We face strong competition in India across our product lines from other Indian and foreign automotive manufacturers. Competition is expected to intensify as Indian automotive manufacturers obtain greater access to debt and equity financing in the international capital markets or gain access to more advanced technology through alliances. Foreign automotive manufacturers have increased and are expected to further increase their participation in the Indian automotive market through technology transfers, joint ventures and direct investments.

The Indian automotive industry has historically been protected against competition from imported goods through a number of import restrictions, taxes and duties on automotive and related products. Many of those restrictions, however, have recently been lifted or relaxed. In 2001, all quantitative restrictions on the import of automobiles into India were removed. Additionally, in recent years, the Government of India has permitted automatic approvals for foreign equity ownership of up to 100% in entities manufacturing vehicles and components in India. These changes have led to dramatically increased competition from imported vehicles, including second hand or pre-owned vehicles. Though there remain relatively high tariffs on imports of vehicles and components, we expect tariffs on the import of components and cars in completely built units, or CBUs, and/or completely knocked down units, or CKDs, to be reduced in the future in line with India’s obligations under its World Trade Organization agreement. There can be no assurance that there will be no further reductions in import duties on automotive products or a relaxation or removal of import restrictions, which may in turn adversely affect our results of operations.

Increases in diesel fuel prices or increased demand for gasoline fuel-powered vehicles could adversely affect the demand for our products.

A significant proportion of our products are powered by diesel fuel engines. Retail prices for diesel fuel in India have historically been significantly lower than retail prices for gasoline. However, due to the elimination of some fuel price controls in India and global movements in market prices of crude oil, the gap between retail prices of diesel fuel and gasoline in India has been narrowing. A sudden shift in demand away from diesel fuel-powered vehicles in India, which may occur if the price differential between diesel fuel and gasoline continued to decline significantly or if there is a substantial increase in diesel prices, could adversely affect our sales and results of operations.

Delays in construction of improved roadways in India could adversely affect the demand for our existing and future products.

Our medium and long term business plans are based on the assumption that new large roadway projects in India undertaken by the Government of India will proceed according to announced plans. If these roadways are not constructed according to these plans, the demand for our current and new products may not achieve the levels we anticipate and accordingly may lead to lower sales and profits.

Compliance with increasingly stringent safety or emissions standards relating to our products or our manufacturing facilities, or other environmental regulations, may adversely affect our business and results of operations.

In the last few years, the Government of India has introduced several regulations regarding emission levels, noise and safety of automotive products, as well as levels of pollutants generated by the plants that produce automotive vehicles. These regulations are likely to become more stringent and the cost of complying with these regulations may be significant. To comply with the requirements of environmental regulation, we may have to incur substantial capital and product development expenditure and research and development costs to upgrade our products and our manufacturing facilities, which may increase our cost of production and thereby adversely affect our results of operations. If we are unable to comply with these standards within the time frame provided to us, our production and sales may be adversely affected.

Taxes and other levies imposed by the central or state governments in India on the acquisition and ownership of automotive vehicles, or regulations applying to us may have a material adverse effect on the demand for our products.

Taxes and other levies imposed by the central or state governments in India that affect our industry include customs duties on imports of capital goods, raw materials and components, excise duty on the manufacture of automotive vehicles, service tax, central and state sales tax, octroi duties, value added tax (currently under consideration by the Government of India), road and registration tax.

These taxes and levies affect the cost of production and prices of our products and therefore the demand for our products. In addition, restrictions or levies imposed by the government on the use of automotive vehicles, such as a congestion charge or other traffic control measures, or on diesel vehicles in particular, could affect the demand for our automotive vehicles in the future. An increase in any of these taxes or levies, or the imposition of new taxes or levies in the future, may have a material adverse impact on our business, results of operations and financial condition.

We are dependent on a limited number of vendors for the supply of critical components, consumables and raw materials used in the manufacture of our products.

We depend on external suppliers for the supply of raw materials, components and some spare parts for our products. We currently have an aggregate of approximately 1,100 vendors of components in India. We collaborate closely with our vendors in order to secure a reliable supply of components that meet our requirements and to generate economies of scale. Additionally, we have equity interests through shareholders agreements with some of our vendors and can significantly influence these entities. As a result of this approach, for some raw materials and several inputs in our manufacturing process for aggregates, such as engines, transmissions, axles and fuel pumps, we rely on a sole vendor or only a limited number of vendors, including Tata Cummins Ltd. for our engines. The failure by a vendor to adhere to our technical specifications, quality requirements and production and delivery schedules could disrupt our manufacturing process. In addition, a vendor on whom we are dependent may raise its prices, may experience a delay in its ability to produce or deliver products, or a dispute may arise between us and the vendor. If we are dependent on a sole vendor or a limited number of vendors for a critical input, we may find it difficult to replace a vendor on a timely basis and at reasonable cost, and our business and results of operations may be adversely affected. `

We are subject to risks associated with product warranty, recall and product liability costs due to defects in our products or related after-sales services, which could generate adverse publicity and adversely affect our business, results of operations and financial condition.

Defects, if any, in our products could require us to undertake service actions or vehicle recalls. These actions could require us to expend considerable resources in correcting these problems and could adversely affect demand for our products. Defects in our products that arise from defective components or spare parts supplied by our vendors may be covered under warranties provided by our vendors. Although we obtain product liability insurance for the automotive vehicles we sell in some international markets, we are not covered by insurance for product liability claims for products sold in India. An unusual number or amount of warranty claims against a vendor could affect us adversely because we depend on a limited number of vendors for the supply of raw materials and components, including some of our affiliates. Repeated warranty claims may result in a rise in our cost of obtaining insurance. In addition, these claims could have an impact on our consolidated results of operations and financial condition as some of our vendors are our subsidiaries and affiliates. Further, if a vendor fails to meet quality standards, it could be exposed to warranty and other product liability costs, and expose us to the risk of product liability claims. Any defects in our products or after-sales services provided by us, authorized dealers or third parties could also result in customer claims for damages. In defending these claims, we could incur substantial costs and receive adverse publicity. Management resources could be diverted away from our business towards defending these claims. As a result, our business, results of operations and financial condition could suffer. We cannot assure you that the limitations of liability set forth in our contracts with vendors will be enforceable in all instances or will otherwise protect us from liability for damages.

Increases in the cost of raw materials and automobile components may have a material adverse impact on our results of operations.

In fiscal 2003 and 2004, consumption of raw materials and components formed approximately 77.1% and 77.6%, respectively, of our cost of sales. If costs of raw materials and components rise, and if we are not able to recover these costs through cost saving measures elsewhere or are unable to increase the selling prices of our vehicles due to competitive pressure, our margins and results of operations would be adversely affected. For example, prices for much of the steel we use in vehicle manufacturing have increased significantly in recent periods and we have not been able to fully pass along these increases through higher selling prices for our vehicles.

Potential delays in the launch of new models in the market and lower than anticipated market acceptance of new or existing models can cause us to lose market share and adversely affect our results of operations.

In a highly competitive environment where the Indian automotive industry currently has excess capacity, competitors can gain a significant advantage by introducing a new model in a particular segment before we do. In addition, the launch of a new model requires substantial capital investment and product development expenditure and generally higher initial production costs. The capital investments in plant and machinery, in addition to product development costs, associated with the launch of a new model may result in higher levels of depreciation and amortization. Our loss in fiscal 2002 was partially attributable to these factors and similar investments by us in the future may have an adverse impact on our profitability. Therefore, if market acceptance of any of our new models is lower than anticipated, we may be unable to gain the intended economic benefits of our investments and higher cost of production, and our results of operations may be adversely affected.

We have made and may continue to make capital commitments to our subsidiaries and affiliates and if the business and operations of subsidiaries and affiliates to whom we make capital commitments deteriorate, we may be required to write down or write off our investments in these subsidiaries or affiliates in the future.

We have made and continue to make capital investments, loans, advances and other commitments to support our subsidiaries and affiliates. These investments and commitments have included capital contributions to enhance the financial condition or liquidity position of our subsidiaries and affiliates. If the business and operations of these subsidiaries and affiliates deteriorate, we may suffer losses and our investments may be required to be written down or written off. Additionally, our loans or advances may not be repaid or may need to be restructured or we may be required to outlay capital under our commitments to support these companies.

Fluctuations in exchange rates could result in foreign exchange losses.

Devaluations or depreciation of the value of the rupee can influence the cost of our borrowings denominated in currencies other than rupees and increase the cost of our imports, while an appreciation of the value of the rupee, which has occurred against the dollar since early 2003, can adversely impact our exports. As of March 31, 2004, approximately 63.6% of our borrowings were denominated in dollars and other non-rupee currencies. Further, in fiscal 2003 and 2004, 4.2% and 4.6%, respectively, of our total raw material costs were incurred in dollars and other non-rupee currencies, and in fiscal 2003 and 2004, 5.4% and 7.9%, respectively, of our total revenues were derived from international markets. Any significant fluctuation to our disadvantage in exchange rates may have an adverse effect on our financial condition. Although we engage in some currency hedging in order to decrease our foreign exchange exposure, a weakening of the rupee against the dollar and other major foreign currencies may have an adverse effect on our cost of borrowing in rupee terms and consequently may increase the cost of financing our expenditure in rupee terms. In addition, we have experienced and can be expected to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities. Although the fluctuations in the value of the rupee against the dollar has not had a material adverse effect on our financial condition and results of operations in recent periods, the depreciation in the value of the rupee against the dollar in recent months may lead to adverse effects on our financial condition and results of operations during the current fiscal year and in future periods, in part because of the additional dollar-denominated debt that we have incurred during the first quarter of the current fiscal year.

We need to successfully integrate and manage our mergers or acquisitions to maintain profitability.

We recently acquired Daewoo Commercial Vehicle Co. Ltd. (now named Tata Daewoo Commercial Vehicle Co. Ltd. or TDCV) in South Korea. We also continue to evaluate other merger and acquisition opportunities and plan to make additional mergers or acquisitions in the future if suitable opportunities arise. These may dilute our earnings per share as a result of the specific scope of the business or condition of the operations being merged with or acquired. Mergers and acquisitions involve risks, including:

•	unforeseen contingent risks or latent liabilities relating to these businesses that may only become apparent after the merger or acquisition is finalized;

•	integration and management of the operations and systems;

•	retention of select personnel;

•	coordination of sales and marketing efforts;

•	management of a larger business; and

•	diversion of management’s attention from other ongoing business concerns.

If we are unable to successfully integrate and manage our pending acquisition, as well as any future mergers or acquisitions that we might pursue, our growth plans may not be met and our profitability may decline.

We may be adversely affected by labor unrest

All of our regular employees and those of our consolidated subsidiaries in India, other than management, are members of labor unions and are covered by our wage agreements with those labor unions that have varying terms (typically three years) at different locations. Our wage agreements for Pune (excluding the car plant), the Pune car plant, Jamshedpur, Mumbai and Lucknow are valid until August 31, 2006, March 31, 2007, March 31, 2007, December 31, 2006 and March 31, 2005, respectively. In general, we consider our labor relations with all of our employees to be good. However, in March 2000, we were compelled to declare a lock-out in our Lucknow factory, which was lifted in September 2000 on the formation of a new union. Though we have not experienced any other labor unrest since 2000, we may in the future be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If such work stoppages or lock-outs occur or continue for a long period of time, our business, financial condition or results of operations may be adversely affected.

Risks Associated with Investments in an Indian Company

Political instability or changes in the Government in India could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

Substantially all of our manufacturing and sales and distribution facilities are located in India, and in fiscal 2003 and 2004 approximately 95% and 92% respectively, of our revenues were derived from the domestic market. Our business, and the market price and liquidity of our ADSs and shares, may be affected by foreign exchange rates and controls, interest rates, changes in government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive Indian Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. In a general election that took place in India in April and May 2004, the incumbent coalition government of the National Democratic Alliance, formed in October 1999, was defeated and the United Progressive Alliance, a multi-party coalition headed by the Congress Party, has formed the new government. Though the Congress Party has publicly indicated an intention to continue India’s program of economic reform through a program agreed to in consultation with all coalition parties, the United Progressive Alliance consists of parties with differing agendas, which could result in political instability, and as such the rate of economic liberalization could change, and specific laws and policies affecting automotive companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Uncertainty regarding possible policy changes immediately after elections has in the past resulted in significant volatility in price and trading volumes of securities of Indian companies. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular, if new restrictions on the private sector are introduced or if existing restrictions are increased.

Regional conflicts in Asia and other export markets could adversely affect the Indian economy and cause our business to suffer.

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. Also, since early 2003, there have been military hostilities and civil unrest in Afghanistan and Iraq. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs and shares, and on the market for our vehicles.

The sale of our shares by foreign investors to Indian residents is subject to restrictions under Indian law, which may adversely impact the market price of our ADSs and shares.

Under current Indian regulations and practice, the approval of the RBI is required for the sale of our shares (including shares withdrawn from our ADS facilities) by a non-resident of India to a resident of India, unless the sale is made through a stock exchange. Under currency exchange controls that are in effect in India, any approval granted by the RBI will specify a limit on the price at which our shares may be transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, shareholders who seek to convert the rupee proceeds from a sale of shares in India into foreign currency and repatriate that foreign currency from India will have to obtain RBI approval for each transaction unless sold through a stock exchange. We cannot assure you that any required approval from the RBI or any other government agency can be obtained on any particular terms or at all. See “Item 10.D –Exchange Controls”.

Rights of shareholders under Indian law may be more limited than under the laws of other jurisdictions.

Our articles of association, which include regulations applicable to our Board of Directors, and Indian law govern our corporate affairs. Legal principles relating to these matters and the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may differ from those that would apply to a company in another jurisdiction. Shareholders’ rights under Indian law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions, including the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Investors may have difficulty enforcing judgments against us or our management.

We are a limited liability company incorporated under the laws of India. Almost all of our directors and executive officers named in this registration statement are residents of India. Further, almost all of our assets and the assets of these directors and executive officers are located in India. As a result, investors may find it difficult to (i) effect service of process upon us or these directors and executive officers in jurisdictions outside India, (ii) enforce court judgments obtained outside India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers (iii) enforce, in an Indian court, court judgments obtained outside India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, and (iv) obtain expeditious adjudication of an original action in an Indian court to enforce liabilities, including those based upon the U.S. federal securities laws, against us or these directors and executive officers.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under Section 13 of the Code of Civil Procedure, 1908, or the Civil Code. Section 13 and Section 44A of the Civil Code provide that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (i) where it has not been pronounced by a court of competent jurisdiction, (ii) where it has not been given on the merits of the case, (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where Indian law is applicable, (iv) where the proceedings in which the judgment was obtained were opposed to natural justice, (v) where it has been obtained by fraud or (vi) where it sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty.

The United States has not been declared by the Government of India to be a reciprocating territory for the purpose of Section 44A of the Civil Code. Accordingly, a judgment of a court in the United States may be enforced only by a suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to execute such a judgment or to repatriate outside India any amount recovered.

Risks Relating to our Shares and ADSs

Fluctuations in the exchange rate between the rupee and the dollar may have a material adverse effect on the value of the ADSs and the Shares, independent of our operating results.

The price of our ADSs will be quoted in dollars. Our shares are quoted in rupees on the Bombay Stock Exchange, or BSE, the National Stock Exchange of India, or NSE, and three other stock exchanges in India. Our application for delisting is pending for confirmation with these three other stock exchanges in India. Any dividends in respect of our shares will be paid in rupees and subsequently converted into dollars for distribution to ADS holders. Market prices for our ADSs may fall if the value of the rupee declines against the dollar. In addition, the dollar amount of any cash dividends or other cash payments to holders of our ADSs would decline if the value of the rupee declines against the dollar. ADS holders who seek to sell in India any shares represented by ADSs or any shares withdrawn upon surrender of any ADSs, and to convert the rupee proceeds of their sale into foreign currency and remit the foreign currency from India, will require the approval of the RBI for each of these transactions unless these shares are sold on a stock exchange in India on which these shares are listed. A delay in obtaining approval of the RBI might adversely affect the rate of exchange available for conversion of such rupee proceeds into foreign currencies.

The exchange rate between the rupee and the dollar has changed substantially in the last two decades and may fluctuate substantially in the future. On an annual average basis, the rupee declined against the dollar from 1980 to 2002. The rupee lost approximately 15% of its value relative to the dollar in the three year period ended March 31, 2002, depreciating from a rate of Rs.42.50 = US$1.00 on March 31, 1999, to a rate of Rs.48.83 = US$1.00 on March 29, 2002, the last business day of our fiscal year ended March 31, 2002. During fiscal 2003 and fiscal 2004 the rupee generally appreciated in value against the dollar, from an exchange rate of Rs.48.83 = US$1.00 on March 29, 2002 to an exchange rate of Rs.43.40 = US$1.00 as of March 31, 2004. Since the beginning of our current fiscal year, the rupee has depreciated in value against the dollar from an exchange rate of Rs.43.40 = US$1.00 as of March 31, 2004 to Rs.46.34 = US$1.00 as of August 10, 2004.

The market value of your investment may fluctuate due to the volatility of the Indian securities market.

The Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, including the BSE, have experienced problems that, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our shares. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies, and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

There is a lower level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants than in the United States. The Securities and Exchange Board of India, or SEBI, received statutory powers in 1992 to assist it in carrying out its responsibility for improving disclosure and other regulatory standards for the Indian securities markets. Subsequently, SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although holders of ADSs have a right to receive any dividends declared in respect of Shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the Shares underlying the ADSs evidenced by ADRs. Citibank, N.A., as depositary is the registered shareholder of the deposited shares underlying our ADSs, and therefore only Citibank, N.A. can exercise the rights of shareholders in connection with the deposited shares. Only if requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed by the holders of ADSs. If the depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary has not received timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all shares underlying ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders. Additionally, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine accounting books and records of the company, or exercise appraisal rights. Registered holders of our shares withdrawn from the depositary arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying shares in time. Furthermore, a holder of ADSs may not receive voting materials, if we do not instruct the depositary to distribute such materials, or may not receive such voting materials in time to instruct the depositary to vote.

See “Item 10. Additional Information –B. Memorandum and Articles of Association – Voting Rights” for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights and “Item 12 – Description of Securities other than Equity Securities – D. Description of American Depositary Shares – Dividends and Distributions” for a discussion on the rights and limitations applicable to holders of ADSs in respect of dividends and distributions made in respect of Shares underlying the ADSs.

Item 4. Information on the Company.

A. History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960 and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971 when our last locomotive was made. Since 1954 we have been manufacturing automotive vehicles. This business commenced with the manufacture of commercial vehicles under a financial and technical collaboration with Daimler-Benz AG (now DaimlerChrysler AG) of Germany. This agreement ended in 1969. Since then, we have been developing and manufacturing all our automotive vehicles in-house.

We have continuously been expanding and upgrading our automotive product portfolio and have added a wide range of vehicles. Our most significant achievement in this field has been the design and development of India’s first and, currently, only fully indigenous contemporary compact car, the Indica. The launch of the Indica in 1998 and its upgraded V2 version in fiscal 2001 has been followed by a second offering, the Indigo, in the mid-size segment. Since its launch in December 2002, the Indigo has been the highest selling model in the mid-size segment in India. We have also recently launched a facelift of the Indica and unveiled the Indigo Marina, which is expected to be commercially introduced in fiscal 2005.

We currently manufacture commercial vehicles ranging from a GVW of 2.5 to 40 metric tonnes, the Indica and Indigo passenger cars and the Sumo and Safari range of utility vehicles. We manufactured our one-millionth vehicle in fiscal 1991 and our two-millionth vehicle in fiscal 1998. In 2003, we achieved the milestone of having manufactured our three millionth vehicle since entering the automotive vehicle business in 1954, including our 500,000th passenger vehicle. In March 2004, we acquired 100% of Daewoo Commercial Vehicle Co. Ltd. of South Korea (now named Tata Daewoo Commercial Vehicle Co. Ltd., or TDCV).

We believe we have established a position of technological leadership among Indian automotive manufacturers through our in-house research and development activities, with assistance from foreign research consultants from time to time. Our Engineering Research Centre, or ERC, has enabled us to successfully design, develop and produce our own range of vehicles. In addition, we have designed and manufactured a significant portion of our production facilities, assembly lines and machinery. Our ERC continues to focus on products at the forefront of safety, comfort and emission norms in India. See “— Research and Development”.

Our operations include 11 consolidated subsidiaries and four material equity method affiliates, in respect of which we exercise significant influence. Tata Incorporated serves as our authorized United States representative. The address of Tata Incorporated is 3 Park Avenue, 27th Floor, New York, NY 10016.

Our registered office is located at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India and our telephone number is +91-22-5665-8282.

B. Business Overview.

Overview

We are the leading automotive vehicle manufacturing company in India in terms of revenues and one of the largest private sector companies in India in terms of revenues and assets. We are the largest company in terms of revenues in the Tata Group, which is one of the leading business groups in India.

Our business segments are (i) automotive operations and (ii) all other operations. Our automotive operations business segment includes the design, manufacture, assembly and sale of trucks (including pick-ups) and buses having a GVW ranging from 2.5 to 40 metric tonnes, passenger cars, utility vehicles and related parts and accessories, and the financing of our vehicles sales. Our other operations business segment includes information technology related business, construction equipment manufacturing, automotive vehicle components and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, automotive retailing and service operations, and real estate and investment businesses.

We are the largest commercial vehicle manufacturer and the second largest manufacturer of cars and utility vehicles in India in terms of fiscal 2004 units sold. We are also the fifth largest medium and heavy truck maker in the world in terms of units sold during the year ended March 31, 2004. In fiscal 2003 and 2004, we had total unit sales volume of vehicles manufactured in India of 219,859 and 314,259 vehicles, respectively, of which 210,050 and 292,213 vehicles were sold in India. In addition, TDCV sold 29 vehicles in fiscal 2004 subsequent to our acquisition of TDCV in late March 2004. Our overall four-wheel automotive vehicle market share, as classified by the Society of Indian Automobile Manufacturers, or SIAM, to include cars, utility vehicles and commercial vehicles (trucks, pick-ups and buses), in India in fiscal 2003 and 2004 was 23.4% and 25.2%, respectively. We have a market share in medium and heavy commercial vehicles, or MHCVs, in India of approximately 63.5% and 64.0% for fiscal 2003 and 2004, respectively, and have a significant presence in the compact and mid-size car market. For further details about our market shares, please see “— Competition” below.

In India, we distribute our automotive products through 29 regional sales centers and a domestic network of over 400 independent dealer outlets. We have also established a nation-wide network of authorized after sales service centers. We distribute vehicles in South Korea through Daewoo Motor Sales Corporation, or DMSC, and the international sales of TDCV are through Daewoo International, Daewoo Construction and through our international vehicle distribution channel.

We operate four principal automotive manufacturing facilities that are located at Jamshedpur in eastern India, at Pune in western India, at Lucknow in northern India, and at Gunsan in South Korea. Our Indian vehicles are manufactured almost entirely from components made in India, many of which, including engines, transmissions and axles, are produced by us or our subsidiaries and affiliates with others being sourced from third party suppliers. We import only a limited number of specialized parts and components for our vehicles and specialized grades of steel. The vehicles made in South Korea are assembled primarily from Korea-manufactured aggregates and components, although some of the major aggregates are sourced from U.S. and European component suppliers. We had approximately 28,900 permanent employees, including approximately 7,000 permanent employees at our consolidated subsidiaries, as of March 31, 2004.

The Indian Automotive Market

The liberalization of the Indian economy has created significant opportunities for growth in the Indian automotive industry. Vehicle demand in India is generally affected by:

•	GDP;

•	Pace of infrastructure development;

•	Interest rates;

•	Credit availability;

•	Cost of fuel;

•	Taxes and duties;

•	Introduction of new vehicles and technologies;

•	Competition in the market;

•	Disposable income of consumers; and

•	Regulations on safety and emission standards.

These factors can cause demand to vary substantially from year to year for individual categories of automotive vehicles in India.

A revival in economic conditions in fiscal 2003 and 2004 after nearly three years of low growth led to a sharp increase in sales of automotive vehicles in India to the highest ever level, with total sales of 1,161,000 units in fiscal 2004. We achieved a market share of 25.2% of all four-wheel vehicles sold in India in fiscal 2004. Due to the continued growth of the Indian economy and available trends in fiscal 2005 combined with increased credit availability at lower interest rates, we expect that sales of automotive vehicles in categories in which our products are positioned in India will continue to grow in fiscal 2005.

The Indian automotive industry is in the process of integrating itself with the rest of the world and, in recent years, has been affected by government regulation aimed at reducing harmful effects on the environment, enhancing vehicle safety and improving fuel economy. These regulations have added to the cost of vehicle production.

The opening of the Indian automotive market has led to increased competition as foreign global automotive industry leaders have continued to increase their presence in India. In fiscal 2002, the Indian Government released its proposed Auto Policy. This policy outlines a vision to establish a globally competitive automobile industry in India, and to double its contribution to the Indian economy by 2010. It also aims to promote integrated, phased, enduring and self-sustaining growth of the Indian automotive industry. The stated policy objectives are to:

•	Promote the sector as a lever of industrial growth and employment and to achieve a high degree of value addition in the country;

•	Promote a globally competitive automotive industry and emerge as a global source for automotive components;

•	Establish an international hub for manufacturing small, affordable passenger cars and a key center for manufacturing tractors and two-wheel vehicles in the world;

•	Ensure a balanced transition to open trade at a minimal risk to the Indian economy and local industry;

•	Promote continued modernization of the industry and facilitate indigenous design, research and development;

•	Steer India’s software industry into automotive technology;

•	Assist development of vehicles propelled by alternative energy sources; and

•	Develop domestic safety and environmental standards to be at par with international standards.

We believe that we have the resources, strategies and technologies in place to compete effectively in the industry despite the increasing competitive pressures. In addition, we believe that our research and development initiatives, particularly the development of environmentally friendly new vehicle technologies at affordable levels for consumers, provide us with a strategic advantage as a global competitor.

Our ability to compete in the consolidating global automotive industry will depend in part on the successful implementation of our business strategy. This is subject to a number of factors, some of which are not in our control. For details on these factors, please see “Item 3. Key Information — Risk Factors”.

Our Strategy

In this dynamic and competitive environment, our objective is to enhance our position and emerge as India’s leading automotive manufacturer in all product categories in which we operate, as well as increasing our global reach. We intend to achieve this objective by leveraging our existing strengths, developing expertise and continuing as a low-cost, high-quality manufacturer. We also plan to increase our overseas sales by developing products that will be successful in international markets as well as through acquisitions in key regions.

We believe that our strong position in the Indian automotive industry has resulted from the following factors:

•	Timely introduction of new products and upgrading of existing products that meet consumer demands and incorporation of superior design, environmental and safety technologies;

•	Continuing focus on high quality and low-cost manufacturing;

•	Commitment to investment in research and development and sales and production infrastructure; and

•	Financial strength, which enables us to achieve the above objectives.

Our goal is to continue to be a market leader in the Indian automotive industry and grow to become a global automotive player. The key elements of our strategy are as follows:

Leveraging our Broad Product Range. We consider ourselves well positioned to compete across a broad range of products in the Indian automotive market due to strong brand recognition in India, our strong in-house engineering and manufacturing capabilities, extensive distribution network and good understanding of local consumer preferences. Our acquisition of TDCV has provided us with a complementary range of heavy vehicles which will help us accelerate our strategy of building global products.

We also believe that growth opportunities exist in a number of sectors of the Indian automotive market. We plan to introduce new products including a low cost car and a new global truck, upgrades and variants of our existing products and increase production of fully-built commercial vehicles while also capitalizing on the success of our recently introduced products.

Increasing the scale of operations. We intend to further strengthen our competitive advantage, build up economies of scale for us and our key vendors and simultaneously diversify our revenue profile by pursuing different markets. Increasing vehicle sales volumes substantially will be the key to this strategy. We aim to increase our domestic market share through continuously upgrading and widening our current product range as well as expanding our distribution network, and supplement this with initiatives in the international markets.

Inorganic Growth. We recently acquired the truck division of Daewoo Motor Company in South Korea. This acquisition represents a major step in our corporate history. We will continue to look for other acquisitions with a view towards achieving our goal of becoming a global automotive company.

Reducing Costs and Breakeven Points. Since fiscal 2001, we have made significant reductions in our expense base, having achieved a cumulative reduction in fixed, variable and financial expenses. This has had a direct impact on our results of operations and contributed significantly to our return to profitability in fiscal 2003 and 2004. We continue to place an emphasis on reduction of production costs, overhead and other general costs, including by means of value engineering and cycle time reduction and more stringent working capital controls. We will continue to work with international and local operational and management consultants to achieve continued cost reductions and management efficiencies. We believe that productivity improvements and operational efficiencies will help lower our break-even levels and thus improve our results of operations.

Continuing Focus on High Quality and Enhancing Customer Orientation. Our commitment to quality and customer service has been a significant competitive strength, and one of our principal goals is to achieve international quality standards for our entire line of products and services. Our attention to quality has enabled us to offer industry-leading warranties in India, and competitive warranties in our overseas markets. In addition, we have built an extensive sales and after-sales service network, which has enabled us to provide quality customer service. In an effort toward further improving our responsiveness to market and customer service needs, we have recently embarked on a Customer Relationship Management, or CRM, initiative, which is an information technology support system to enable us to better understand and service our customer requirements. We have also recently introduced a new product introduction, or NPI, initiative and a quality function deployment, or QFD, initiative, which are programs aimed at facilitating increased channels of customer feedback in order to enhance compatibility between customer preferences and our products.

Expanding our Distribution and Service Reach. Our automotive distribution network is one of the largest distribution networks in India. Our total distribution network in India spreads across 500 cities with over 400 outlets and is expected to further increase in line with market expansion. In South Korea we have 38 service outlets. We plan to continue to expand the reach of our network to cater to the increasing demand for our products.

Expanding Our International Business. In order to counter-balance the cyclical nature of the domestic automotive industry, we intend to focus more of our efforts on overseas markets in the future, both through organic and inorganic growth. These initiatives include focusing on key markets and select segments, joint ventures and mergers and acquisitions that will help us make inroads into markets with high barriers of entry resulting from regulatory regimes or advanced stages of market development.

Forming Alliances. In December 2002, we entered into an agreement with the MG Rover Group for the sale and distribution of the Indica passenger car under the “Rover” brand name, and the Safari and the Telcoline pick-up under the Tata brand name, in the UK, Ireland and other European markets. We will consider entering into similar alliances that could offer us opportunities for growth. While we design most of the parts for our products, these alliances could also extend to alternative sources for technology for upgraded aggregates and components for our products, if required.

Enhancement of Non-Vehicle Business Revenues. We seek to continue to increase our after- market revenue from sale of replacement parts and services and sale of engineering products such as engines for marine and industrial applications, castings, forgings, production aids and toolings and fixtures.

Customer Financing. As financing is increasingly becoming a critical factor in vehicle purchases with the declining cost of financing and rising aspirations of the consumers in India, we intend to significantly expand our vehicle financing activities to give impetus to our vehicle sales. As part of our efforts to strengthen our activities in India, we recently entered into a joint marketing arrangement with Tata Finance Ltd., a non-banking finance company, pursuant to which we formed a joint marketing initiative comprised of employees from our Bureau of Hire Purchase and Credit and the asset financing division of Tata Finance Ltd., to approach the market with a common marketing front under the common brand of Tata Motors Finance. This joint team oversees the sales and marketing operations of the two companies, in order to align and integrate product and service offerings and business operations, and reduce costs and promote operational efficiency by rationalizing distribution networks, sharing information technology systems and mounting joint treasury operations.

Leveraging Our Low-Cost Product Development Capability. We intend to continue to leverage our strength in low cost product development. The development of our Indica passenger car from greenfield to launch for an annual capacity of 150,000 cars at an estimated cost of approximately Rs.16,848 million has set a benchmark in low cost automobile product development. Our engineering research centre, or ERC, comprises approximately 1,100 engineers who have access to CAD/CAM/CAE workstations and other support such as a crash test facility, a state-of-the-art hemi-anechoic noise and vibration test chamber, emission testing facilities and modern test tracks. We believe these facilities will help us to upgrade the quality of our products and substantially reduce new product development costs.

Enhancing capabilities through adoption of the Tata Business Excellence Model, or TBEM. The Tata Group, of which we are a part, in recognition of their values of “Leadership with Trust”, has articulated a Group Purpose Statement that aims at improvement in the quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, the Tata Group has decided to adopt and institutionalize an approach that will enable it to drive performance and attain higher levels of efficiency both in its business and in discharging its social responsibility. Formulation and adoption of the TBEM, which is adapted from the Malcolm Baldrige Model, is being used as a tool for this purpose. The model essentially aims to nurture the core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources to be translated to operational performance. Our successful adoption and implementation of this model is expected to ensure that our business in the future can be conducted through a more systematic approach and sustainable processes. This should facilitate robustness in our way of doing business, given the dynamic and demanding global business environment.

Remaining Environmentally and Safety Conscious. We are committed to sustaining what we believe to be a leading position in developing products that meet environmental and safety regulations in India earlier than statutorily mandated. Our vehicles are compliant with all mandated domestic regulations and also meet the more stringent emission and safety regulations in the overseas markets in which they are sold. We will continue to place a strong emphasis on the utilization of clean technologies in our manufacturing processes, so as to minimize waste products and environmental pollution. We have introduced versions of our vehicles that run using compressed natural gas, or CNG, as fuel to provide environment friendly solutions.

Continuing to Invest in Technology and Technical Skills. We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through co-operation with foreign research consultants as well as extensive internal research and development activities. These technical skills have given us competitive advantage in product design, manufacturing and quality control. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to constantly upgrade our technological base. See “— Research and Development”.

Maintaining Financial Strength. We have generated strong cash flows since fiscal 2002 as a result of substantial volume growth, cost reduction and prudent working capital management. As a result, we currently maintain substantial investible surplus. This will provide us with flexibility in case of short-term fluctuations of future cash flows. We have embarked on economic value added, or EVA, driven project evaluation and capital investments to ensure that we may recover our cost of capital in a downturn and earn higher than our cost of capital in the upside years.

Leveraging Unified TATA Brand Equity. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We believe the TATA brand name is associated by Indian customers with reliability, trust and value. We will continue to promote the TATA brand in India, as well as overseas where we plan to substantially increase our presence.

Automotive Operations

Our revenues from automotive operations were Rs.89,673.9 million and Rs.128,167.1 million in fiscal 2003 and 2004, respectively.

We design, manufacture and market a full range of automotive vehicles, including trucks, pick-ups, buses, utility vehicles and passenger cars. We also manufacture automotive parts, components and accessories for our own use and for resale and provide finance to our customers for purchase of our vehicles.

Our principal product line comprises:

•	Passenger cars;

•	Utility Vehicles (UVs );

•	Light Commercial Vehicles (LCVs); and

•	Medium and Heavy Commercial Vehicles (MHCVs)

Our main market is the Indian market, which accounted for approximately 95% and 92% of our total revenues and 96% and 93% of our unit sales in fiscal 2003 and 2004, respectively.

The following table sets forth our sales of vehicles manufactured in India (including exports) by unit for the periods indicated together with their respective percentage shares of unit sales for those periods:

	Year Ended March 31,
	2002		2003		2004
Category	(units)%		(units)%		(units)%
Passenger Cars	66,207	36.1	81,465	37.1	117,063	37.3
Utility Vehicles	27,271	14.9	25,397	11.5	34,048	10.8
Light Commercial Vehicles	30,265	16.5	36,473	16.6	55,454	17.6
Medium and Heavy Commercial Vehicles	59,481	32.5	76,524	34.8	107,694	34.3

Total	183,224	100.0	219,859	100.0	314,259	100.0

In addition, TDCV sold 29 vehicles in fiscal 2004 subsequent to our acquisition of TDCV in late March 2004.

Our share of the total Indian four-wheeled automotive vehicle market in which our products compete was 23.4% and 25.2% in fiscal 2003 and 2004, respectively. Please see “– Competition” for a breakdown of our market share by our line of products.

Passenger cars

Our current product line in passenger cars consists of compact and mid-size cars.

Our compact hatchback car, Indica, was first launched in 1998 and an upgraded version V2 was introduced in 2001. At the AutoExpo in January 2004, Asia’s largest auto show, in Delhi, we launched a facelift of the Indica V2. Available in both diesel and gasoline engine options, it is the country’s largest selling diesel car and is among the three leading compact car brands overall. In just 25 months from its launch in the market, we sold our 100,000th Indica and by March 2004, we had sold approximately 325,000 units.

In December 2002, we entered into an agreement with the MG Rover Group in the United Kingdom for the sale and distribution of the CityRover, an Indica incorporating Rover-specific modifications and meeting European safety and Euro III emission standards. Shipment of the CityRover commenced in October 2003 and over 6,600 CityRover cars were exported by the end of March 2004.

Based on the Indica platform, we introduced a mid-size sedan, the Indigo, in fiscal 2003. Since its launch, the Indigo has re-defined the customer price-points in the entry-level sedan market in India and is the highest selling mid-size car in the Indian market. We sold approximately 35,000 units of the Indigo from its launch in December 2002 through March 31, 2004. At the recently concluded AutoExpo 2004, we unveiled a station wagon version of the Indigo – the Indigo Marina – which we plan to commercially introduce in fiscal 2005.

In fiscal 2004 our domestic market share in passenger cars was 15.5%. All our vehicles in this category conform to Euro I and II emission norms. Euro III compliant vehicles are also available for international markets.

The main specifications of our principal passenger car models are shown below:

Model	Engine	Technical Specifications	Features	Seating Capacity
Tata Indica V2	1405 cc indirect injection diesel engine, 53.5 hp, or 1405 cc MPFI gasoline engine, 75 hp. Both Euro II compliant.	5 speed gear box; power steering; independent front and rear suspension.	Collapsible steering column, side impact bars on doors, child safety locks on rear doors. Air conditioning system, body color bumpers.	Five

Tata Indigo	Turbo-charged, 1405cc indirect injection diesel engine 62 hp, or 1405cc MPFI Petrol engine, 85 hp. Both Euro II compliant	5 speed gear box; power steering; independent McPherson strut with anti-roll bar, rack and pinion type steering.	Collapsible steering column, side impact bars on doors, air conditioning system, central locking, child safety lock, drivers seat belt/door open audio warning signal, high mounted stop lamp, anti-submarine front seats, remote release for fuel and trunk lid.	Five

Utility Vehicles

Our Sumo utility vehicle, first introduced in 1994, is available in different seating options from eight to 13 in different variants, including the Spacio, and for a variety of urban, semi-urban and rural applications. Since its launch through March 31, 2004, we had sold approximately 260,000 units. We have recently launched the Sumo Victa, a facelift version of Sumo. Our Safari sports utility vehicle was introduced in 1998 and was designed in-house with the assistance of International Automotive Design, UK. Targeted at the urban Indian youth, it has also been a highly successful product in European markets. From the time we launched the Safari in fiscal 1998 through March 2004, we sold approximately 31,000 units. Our domestic market share in utility vehicles was 22.0% for fiscal 2004. All our vehicles in this category conform to Euro I and II emission norms. Euro III compliant vehicles are also available for our international markets. The main specifications of our principal utility vehicle models are shown below:

Model	Engine	Technical Specifications	Features	Seating Capacity
Tata Sumo SE+	483 DL, 1948 cc, 4 cylinder 68 hp diesel.	5 speed G-76 gear box, independent front suspension and parabolic leaf spring rear suspension, vacuum assisted hydraulic dual circuit brakes.	15” radial tyres, 65 litre fuel tank, anti-roll bar.	Ten

Tata Spacio	497 SP, 2956 cc Direct Injection 65 hp diesel.	5 speed G-76 gear box, independent front suspension and parabolic leaf spring rear suspension, vacuum assisted hydraulic dual circuit brakes.	16” radial tyres providing higher ground clearance, 65 litre fuel tank, anti-roll bar.	Ten

Tata Sumo Victa GX	483 DL, 1948 cc, 4 cylinder 68 hp diesel.	5 speed G-76 dual synchro gear box, independent front suspension and parabolic leaf spring rear suspension, vacuum assisted hydraulic dual circuit brakes, power steering.	15” radial tires, 65 little fuel tank, dual control split air conditioning system, central locking, power windows, keyless entry, decals.	Ten

Tata Safari EX+	483 DL, 1948 cc turbo charged diesel engine Euro II compliant, 90 hp.	5 speed G-76 gear box, independent front suspension, electric shift-on-the fly 4WD mechanism (4x4 version), power steering, collapsible and tiltable steering column. Tachometer, front and rear fog lamps.	Dual control split air conditioning system, central locking, child safety lock, rear windscreen wiper and washer. Alloy wheel rims (4x4), power windows, energy absorbing front & rear bumpers, door open warnings, immobilizer, lumbar support and contoured seats, aluminum side step, reading lamp, decals, bull guard.	Eight

Tata Safari EXi	486 PL, 2092 cc, MPFI Petrol, DOHC 16V, Euro II compliant, 135 hp.	5 speed G-76 gear box, independent front suspension, electric shift-on-the-fly 4WD mechanism (4x4 version), power steering, collapsible and tiltable steering column. Tachometer, front and rear fog lamps.	ABS, airbags (driver and co-driver), dual control split air conditioning system, central locking, child safety lock, rear windscreen wiper and washer. Alloy wheel rims (4x4), power windows, energy absorbing front and rear bumpers, door open warnings, immobilizer, lumbar support and contoured seats, aluminum side step, reading lamp, decals, bull guard.	Eight

Light Commercial Vehicles (including pick-ups)

Under SIAM classifications, commercial vehicles with a GVW of up to 7.5 metric tonnes are classified as light commercial vehicles, or LCVs. We are the leading LCV manufacturer in India. For fiscal 2004, our LCV sales accounted for approximately 49.6% of the domestic unit sales of LCVs by all Indian manufacturers.

Our principal LCV in terms of sales is the TATA 407. Through March 2004, we sold approximately 350,000 units since its introduction in 1986. We also re-launched a new pick-up truck in fiscal 2003 – Tata 207DI – that has gained considerable customer acceptance and has enabled us to make significant gains in our LCV market share. In our efforts to focus on fully built vehicles, we recently launched the City Ride, a complete bus built on an LCV platform. All our LCV models comply with Euro I and II emission norms as applicable in India or international markets in which they are sold.

The following table sets forth details of our principal range of LCVs together with their principal specifications and typical uses:

Model	Engine	Transmission	GVW	Typical Uses
TATA 407	Tata 497SP turbo, direct injection, 4 cylinder 71 hp diesel engine	5 speed GBS-18 synchromesh	5,300 kg	Trucks, goods carriers, vans, passenger carriers

TATA SFC 407EX	Tata 497SP turbo, direct injection, 4 cylinder 71 hp diesel engine	5 speed GBS-18 synchromesh	5,700 kg	Trucks, goods carriers, vans, passenger carriers

TATA 709 EX Turbo	Tata 497 turbo intercooled, 4 cylinder 90 hp diesel engine	5 speed GBS-27 synchromesh	7,250 kg	General goods, couriers, white goods, packaged goods, containers, passenger carriers

TATA SFC709 EX Turbo	Tata 497 turbo intercooled, 4 ylinder 90 hp diesel engine	5 speed GBS-27 synchromesh	7,450 kg	General goods, couriers, white goods, packaged goods, containers, passenger carriers

TATA 207 DI	Tata 497SP, direct injection, 4 cylinder 65 hp diesel engine	5 speed G-76 synchromesh	2,820 kg	Passenger carriers, pick-up trucks

TATA 207DI Euro II single Cab and Crew Cab	Tata 497SP, direct injection, 4 cylinder 65 hp diesel engine	5 speed GBS-76 synchromesh	2,820 kg	General goods, couriers, white goods, packaged goods, final leg distribution vehicle, crew cab.

Medium and Heavy Commercial Vehicles

Under SIAM classifications, commercial vehicles with a GVW above 7.5 metric tonnes are classified as medium and heavy commercial vehicles, or MHCVs. We are the leading MHCV manufacturer in India. For fiscal 2004, our MHCVs achieved a market share of approximately 64.0% of the domestic unit sales of MHCVs by all Indian manufacturers.

Our MHCVs have a wide range of applications, in particular for long haul and container traffic movement and use on rough terrain, and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. We offer three engine options in this range – 697 (developed in-house), Cummins 6BT and CNG. All our MHCV models comply with Euro I and II emission norms as applicable in India or international markets in which they are sold.

We continuously design and introduce new models in the market. All new models introduced since 1996, in addition to our own engines, are available with optional Cummins engines manufactured by our associate, Tata Cummins Ltd. The Cummins engines have enabled us to introduce a wide range of commercial vehicles with higher payloads and improved operating economy. In addition, these engines comply with fuel-emission regulations in Europe and other countries to which we export, are Euro II compliant and have a reputation for being technologically advanced and durable.

The product range of TDCV includes cargo and dump trucks, mixers, tractor trailers and special purpose vehicles with engine power range from 215 HP to 400 HP. TDCV recently launched its new “Novus” line of MHCVs featuring a high performance Euro III compliant, environment-friendly electronic engine, a new look cabin, and a host of other convenience and safety features.

The following table sets out details of our principal range of MHCVs together with their principal specifications and typical uses:

Model	Engine	Transmission	GVW	Typical Uses
TATA LPS 3516 TC EX	Cummins 6 BT TCIC B 5.9, 6 cylinder, turbo charged, inter-cooled 156 hp diesel engine	6 speed TATA GBS-600 synchromesh	35,200 kg when coupled with a 2-axled trailer	Containers, tankers, and general goods carrier

TATA LPT 2515 TC EX 6x2	Cummins 6 BT TC B 5.9, 6 cylinder, turbo charged, 137 hp diesel engine	6 speed TATA GBS-600 synchromesh	25,000 kg	General goods, tankers, containers, cement

TATA LPT 1613 TC EX	Cummins 6 BT TC B 5.9, 6 cylinder, turbo charged, 122 hp diesel engine	5 speed TATA GBS-40 synchromesh	16,200 kg	General goods, cement, tankers, food grains, fertilizer, fruits, vegetables

TATA LPT 1613	TATA 697 TC turbo charged, 6 cylinder, 129 hp diesel engine	5 speed TATA GBS-40 synchromesh	16,200 kg	General goods, cement, tankers, food grains, fertilizer, fruits, vegetables

TATA LPO 1616 TC	Cummins 6 BTAA 5.9 TC, 6 cylinder, turbo charged, 157 hp diesel engine	6 speed GBS-600 synchromesh	16,000 kg	Passenger carrier

Novus Euro –III 10x4 Cargo	Cummins 420 PS 415 PS DV 11 Daewoo	ZF automatic 16 speed ZF	38,660 kg 38,260 kg	Long haulage cargo Bulk cargo

Novus Euro –III 6x4 Tractor	415 PS Cummins / 420 PS DV11 Daewoo	16 speed ZF, automatic option	40,000 kg	Containers, bulkers, Tankers, steel coils

Novus Euro –III 6x4 Dump/Tipper truck	320 PS DL 08 Daewoo / 380 PS DV 11 Daewoo	6 speed Tongil, 10 speed option	26,010 kg	Construction sites

Novus Euro –III Mixer	320 PS DL 08 Daewoo / 380 PS DV 11 Daewoo	6 speed Tongil, 10 speed option	25,375 kg	Ready concrete mix

Engines, Spare Parts and Other Products

We manufacture spare parts for all models of our vehicles. We also utilize our spare capacity for manufacturing engines for marine and industrial applications. During fiscal 2003 and 2004, we sold 4,359 and 5,025 of these engines, respectively. Since 2001, Cummins Engine Company, USA has also used our engines for power generating and industrial applications through its Indian venture, Cummins India Ltd.

Production

Our principal automotive production facilities are located in Pune in Western India, Jamshedpur in Eastern India, and Lucknow in Northern India which provides us with a good geographical spread to cater to every region in the country. In the Pune plant we make all our products, the plant at Jamshedpur caters to MHCVs, and at Lucknow we assemble commercial and utility vehicles. We also have a MHCV assembly plant in Gunsan, South Korea.

We produced 223,459 and 311,542 vehicles in India in fiscal 2003 and 2004, respectively. In addition, TDCV produced 46 vehicles in fiscal 2004 subsequent to our acquisition of TDCV in late March 2004.

We have been implementing KAIZEN techniques with the assistance of international consultants, with a view to creating a significant reduction in the through-put time for the various manufacturing activities performed within our plants. KAIZEN techniques are intended to help in optimization of work flows and rationalization of work processes thereby improving system efficiency.

Sales and Distribution of Vehicles

Our automotive sales distribution network in India is comprised of our 29 regional offices, 36 sub-regional offices and over 400 dealer outlets. We have six company-owned dealerships, including those owned by consolidated subsidiaries, while the rest of the dealers are independent, most of whom are exclusive dealers for our vehicles. We believe that this is the largest distribution network for automobiles in India. We believe that our distribution network has been a key factor in our success in the domestic market. We deploy different sales channels for the distribution of our vehicles. In addition to the dealer outlets, we also have a strong after sales service network comprising 550 authorized service centers. We own 3 of these centers.

A substantial number of our vehicles are sold directly to dealers from our regional sales offices. We do not extend credit to dealers. However, we provide cash incentives to better performing dealers. We sell Government and military vehicles as well as a small number of other vehicles directly to customers.

End-user purchases of our vehicles from dealers are generally financed by third-party sources, including banks, development financial institutions and private finance companies. Although most end-user financing is provided by third parties, we also provide credit through financing channels to end-user purchasers through our dealers who act as our agents. For fiscal 2003 and 2004, approximately 9% and 8%, respectively, of our vehicle sales were made through hire purchase terms where we provided the credit. These credit sales are made on secured terms with a cash down payment of between 10% to 25% by the purchaser, followed by monthly installment payments for up to 36 months. Credit provided by us to end-user purchasers is extended on prevailing market terms which are at a margin over our marginal cost of borrowing and cost of operations. Until the final payment, we retain title to vehicles sold on a credit basis and are entitled to repossess them in case of default in payments. We actively pursue collection of overdue amounts, including through repossession where necessary. Total finance receivables outstanding as at March 31, 2003 and 2004 amounted to Rs.5,377.5 million and Rs.8,397.0 million, respectively, of which Rs.112.7 million and Rs.120.7 million, respectively, were considered doubtful. We have a contractual 15% recourse to the relevant dealer for any uncollected amounts.

We have company-owned sales and service outlets in Bhubaneshwar, Delhi and Mumbai and our consolidated subsidiary, Concorde Motors Ltd., runs dealership operations in Chennai, Hyderabad and Bangalore. These dealerships have been patterned to meet international benchmarks and are intended to serve as model dealerships for our other dealers. We have also recently begun operating 24-hour-service centers and have established a maintenance plan called “Sampoorna Seva”, meaning “complete service”, pursuant to which we enter into annual maintenance contracts with vehicle owners. We use a network of service centers on highways and a toll free Customer Assistance Centre for providing 24-hour on-road maintenance (including replacement of parts) to vehicle owners. We believe that the reach of our service and maintenance network provides us with a significant advantage over our competitors.

Competition

We face competition from domestic automotive manufacturers across our product lines. In addition, many foreign automotive manufacturers have increased or are expected to increase their participation in the Indian market through technology transfers, joint ventures or subsidiaries.

Our vehicles are tailored specifically to the Indian market, catering to specific customer needs such as safety, driving comfort, fuel efficiency and durability. They are suited to general conditions of Indian roads, the local climate and overloading practices, and are environmentally friendly. We also offer a wide range of optional configurations to meet the needs of our customers. We intend to upgrade and widen our product range in order to meet the increasing customer expectation of “world class” products. We believe that our extensive research and development activities have been a major contributor to the success of our newer models. See “Research and Development” below.

We believe that our extensive distribution reach and our wider product range provide us with a competitive advantage. We have been able to improve our market share in the product categories that we compete in from 20.6% in fiscal 2002 to 23.4% in fiscal 2003 and to 25.2% in fiscal 2004.

The following table sets forth, for each of the periods indicated, our domestic market share for each of the categories presented, based on the classification used by and data provided by SIAM in its March 2003 and 2004 Flash Reports on Production and Sales:

	Year Ended March 31,
Category	2002	2003	2004
Passenger Cars	12.6%	14.7%	15.5%
Utility Vehicles	23.8%	21.8%	22.0%
Light Commercial Vehicles	45.6%	43.4%	49.6%
Medium and Heavy Commercial Vehicles	63.0%	63.5%	63.9%
Total Four-Wheel Vehicles	20.6%	23.4%	25.2%

The following table sets forth the Indian automotive industry unit sales (including exports) of four-wheel vehicles for the periods indicated. Our market share data presented elsewhere in this registration statement relates to domestic sales only.

	Year Ended March 31,
Manufacturer	2002	2003	2004
	Unit Sales
Passenger Cars
Tata Motors Ltd.	66,207	81,465	117,063
Daewoo Motors India Ltd.	6,436	—	—
Daimler Chrysler India Pvt. Ltd.	1,399	1,109	1,640
Fiat India Automobiles Pvt. Ltd.	21,277	25,936	10,428
Ford India Ltd.	45,523	42,943	45,035
General Motors India Ltd.	8,591	8,240	17,807
Hindustan Motors Ltd.	19,634	17,882	14,900
Honda Siel Cars India Ltd.	10,925	13,383	20,550

	Year Ended March 31,
Manufacturer	2002	2003	2004
	Unit Sales
Hyundai Motor India Ltd.	93,240	112,496	171,587
Maruti Udyog Ltd.	285,030	306,539	408,148
Skoda Auto India Pvt. Ltd.	n/a	n/a	3,712
Toyota Kirloskar Motor Pvt. Ltd.	—	1,761	10,663

Total	558,262	611,754	821,533

Utility Vehicles

Tata Motors Ltd.	27,271	25,397	34,048
Bajaj Tempo Ltd.	4,285	4,107	6,751
Daimler Chrysler India Pvt. Ltd.	2	—	—
Ford India Ltd	—	—	688
General Motors India Ltd.	—	52	179
Hindustan Motors Ltd.	1,449	1,041	882
Hyundai Motor India Ltd.	—	—	318
Mahindra & Mahindra Ltd.	44,241	52,203	69,638
Maruti Udyog Ltd.	5,067	3,471	3,631
Toyota Kirloskar Motor Pvt. Ltd.	25,011	28,542	31,886

Total	107,326	114,813	148,021

Multi Purpose Vehicles

Mahindra & Mahindra Ltd.	273	240	99
Maruti Udyog Ltd.	62,317	52,412	60,387

Total	62,590	52,652	60,486

Light Commercial Vehicles

Tata Motors Ltd.	30,265	36,473	55,454
Ashok Leyland Ltd.	465	637	647
Bajaj Tempo Ltd.	3,152	5,545	8,239
Daimler Chrysler India Pvt. Ltd.	4	—	—
Eicher Motors Ltd.	4,887	6,459	6,460
Hindustan Motors Ltd.	2,305	2,041	689
Mahindra & Mahindra Ltd.	17,650	24,442	30,306
Swaraj Mazda Ltd.	5,041	6,239	6,349

Total	63,769	81,836	108,144

Medium and Heavy Commercial Vehicles

Tata Motors Ltd.	59,481	76,524	107,694
Ashok Leyland Ltd.	29,198	35,807	47,849
Eicher Motors Ltd.	4,731	6,257	9,425
Hindustan Motors Ltd.	24	60	12
Swaraj Mazda Ltd.	1,181	1,862	3,929
Tatra Trucks India Ltd.	140	138	132
Volvo India Pvt. Ltd.	n/a	430	418

Total	94,755	121,078	169,459

Total Industry	886,702	982,133	1,307,643

Source: SIAM Flash Reports (March 2003 and March 2004) except for the data for Tata Motors Ltd., which is from internal records.

Seasonality

Demand for our vehicles is subject to seasonal variations. The peak seasons are between January and March, although there is a dip in February just before release of the Indian Fiscal Budget, which usually recovers in March after the Budget is announced. Demand is usually lean from April to July and picks up again in September with a dip in December due to the change of the manufacturing year.

International Business

Substantially all of our manufacturing and sales and distribution facilities are located in India. In fiscal 2003 and 2004, approximately 95% and 92%, respectively, of our revenues were derived from the domestic market. In fiscal 2004, our export sales increased significantly compared to the comparable prior periods. This increase was largely as a result of our distribution agreement with MG Rover. Sales under this distribution agreement constituted approximately 30% of our export sales by units and 2.1% of our total sales by units in fiscal 2004. The proportion of our unit sales outside India during the current fiscal year that will be comprised of sales to MG Rover is expected to be partially offset by sales from TDCV. In addition, we are continuing to pursue other opportunities for expansion of our exports.

Over the years, we have received more than 50 awards from the Engineering Export Promotion Council, the Government of India and the State Government of Maharashtra for our export initiatives. Our exports were subdued in fiscal 2003 but grew significantly in fiscal 2004. Our exports of vehicles manufactured in India decreased 29.6% in fiscal 2003 to 9,809 units from 13,927 units in fiscal 2002 and increased by 125% to 22,046 units in fiscal 2004, the highest we have ever achieved.

The following table shows for the periods indicated, our principal export sales of vehicles manufactured in India by unit and the break-down, in percentages, of those sales:

	Year Ended March 31,
	2002		2003		2004
	(units)	(% of Exports)	(units)	(% of Exports)	(units)	(% of Exports)
Passenger Cars	2,339	16	2,121	22	8,897	40
Utility Vehicles	2,529	18	591	6	2,196	10
Light Commercial Vehicles	5,278	38	3,948	40	6,428	29
Medium and Heavy Commercial Vehicles	3,781	28	3,149	32	4,525	21

Total	13,927	100	9,809	100	22,046	100

Our primary international markets for the vehicles we manufacture in India are in Europe, Asia and Africa which, in fiscal 2004, accounted for 49%, 42% and 8%, respectively, of our total export sales of vehicles manufactured in India by units.

In addition, TDCV sold 29 vehicles in fiscal 2004 subsequent to our acquisition of TDCV on March 30, 2004.

We have established assembly operations in Bangladesh with one of our affiliates, Nita Co. Ltd., as well as assembly operations that are contracted to distributors in Malaysia, Kenya and South Africa. In our traditional export markets of Bangladesh and Sri Lanka, our MCVs continue to enjoy a significant market share. We have been concentrating our efforts on increasing our presence in the newer markets we have entered in the last few years, while at the same time improving our sales in our existing overseas markets.

We distribute vehicles in international markets through a network of distributors. These distributors in turn appoint local dealers who are familiar with the local market conditions in their respective countries.

We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in their respective territories. The dealers appointed in various countries are responsible for the after-sales service needs of the local customers. We have recently undertaken initiatives to enhance the penetration and reach of our international business through expansion of our sales and service network in our international markets.

In order to enhance our exports, we entered into an agreement with the MG Rover Group for the sale and distribution of the Indica, the Safari and the Telcoline pick-up in the United Kingdom, Ireland and other European markets, as well as for the sale and distribution of spare parts for these vehicles in these markets. Pursuant to this agreement, we supply Indicas for sale under the Rover brand name CityRover in these markets, and Safaris and Telcoline pick-ups marketed as Tata vehicles, thereby gaining access to significant new export markets and an established network of overseas dealers. We have agreed not to separately export Indicas or comparable vehicles, Safaris or Telcoline pick-ups to the United Kingdom and Ireland that would compete with the vehicles to be sold and distributed by MG Rover Group for the duration of our agreement. The agreement is expected to improve output at our plants, thereby improving our efficiencies. The first shipment of the CityRover commenced in October 2003.

We distribute vehicles in South Korea through Daewoo Motor Sales Corporation, or DMSC, and the international sales of TDCV are through Daewoo International, Daewoo Construction and through our international vehicle distribution channel. We also have 38 service centers and distribute parts through 60 outlets in South Korea.

Acquisition of Daewoo Commercial Vehicle Co. Ltd., Korea

We acquired Daewoo Commercial Vehicle Co. Ltd., or DWCV (now named Tata Daewoo Commercial Vehicle Co. Ltd., or TDCV), on March 30, 2004. DWCV, the former truck unit of Daewoo Motor Company, or DMC, was established in November 2002 under a corporate reorganization plan after DMC went bankrupt. TDCV currently manufactures heavy commercial vehicles with a gross combined weight ranging from 15 to 45 metric tonnes in cargo, mixers, dump truck and tractor applications as well as some special purpose vehicles with engines ranging from 215HP to 400HP. This product range is complementary to our current product range powered by engines with a maximum of 210HP. The total acquisition price of KRW 120.642 billion (approximately Rs.4,650 million or US$102 million) was financed equally through our equity investment in TDCV and direct lending facilities to TDCV, for which we provided a letter of undertaking. The price includes the perpetual and exclusive right to use Daewoo trademarks in Korea and overseas markets for the product range of TDCV. We believe that significant synergies can be achieved with TDCV in a number of areas, including marketing, product range, research and product development, and some operational areas.

Research and Development

Our research and development activities in our automotive business segment focus on the environment, vehicle safety, and product development. Through our Engineering Research Centre, or ERC, which is one of the few Government recognized in-house automotive research and development centers in the country, we have been able to design, develop and manufacture our own range of vehicles. The most significant achievement of the ERC to date has been the design and development of our compact car, the Indica, which is the country’s only indigenous offering. The ERC also designed our mid-size car, the Indigo, which was introduced in December 2002 and has since retained leadership in the mid-size market segment in India. We enhanced our strong position in the Indian commercial vehicle market through the introduction of a new improved range of EX series light, medium and heavy trucks and buses as well as a newly launched pick-up in fiscal 2003. We are currently working on a global truck of the future that will enable us to achieve our objective of providing transportation solutions globally. Our acquisition of DWCV is expected to provide us synergies in the development of this global truck. We are also working on the development of a low cost car for the Indian market.

Some of the development facilities used by our ERC are unique to the Indian auto industry. We are the only automotive company in Asia outside of Japan and Korea that has a modern crash test facility where new products are thoroughly tested for ensuring enhanced passenger safety. Our ERC also has a hemi-anechoic chamber testing facility to minimize noise and vibration levels in vehicles and engine emission testing facilities to develop environmentally friendly products.

Our ERC functions in a state-of-the-art computer-aided design, or CAD, manufacturing environment. Engineers using CAD systems are able to develop new vehicle models and also bring about improvements in existing vehicles and components. New tools are also designed using our CAD systems and all of these design functions are electronically linked to component and tooling facilities for cutting body panel dies and making other structural components. Our subsidiary Tata Technologies Limited has also developed software for various automotive and other applications, which is used for our own applications and is also sold to third parties such as IBM, General Motors and DaimlerChrysler.

Our ERC employs about 1,100 persons. Over the years, we have devoted considerable resources towards our research and development activities. Our total expenditure on research and development during fiscal years 2002, 2003 and 2004 was Rs.1,214.4 million, Rs.1,536.2 million and Rs.1,282 million, respectively. Our in-house research and development initiative has received wide acclaim and recognition. For the year 1999, we received the National Award for research and development efforts in Industry in the Mechanical Engineering Industries Sector from the Department of Scientific and Industrial Research, Government of India, which covered our achievements for the design and development of the Indica. For the year 2000, we received from the Technology Development Board of the Department of Science and Technology, Government of India, the National Award for Successful Commercialization of Indigenous Technology by an Industrial Concern for the Tata Indica project. We received the CSIR (Centre for Scientific and Industrial Research) Diamond Jubilee Technology Award for the development of the Indica and the Business World – NID design Excellence Award for the design, development and production of the Indica in fiscal 2004. The ICICI Bank and Overdrive Awards 2003 voted the Indigo as the “Most Exciting New Car in 2002”, and the Indica was voted the “Best Diesel Small Car” in the Voice of the Customer Awards by NFO Automotive India 2002.

Intellectual Property

We have 39 trademarks registered in India and approximately 137 trademark applications which are currently pending. In addition to this, our significant trademarks are registered, or are in the process of being registered, in nearly 115 countries worldwide. We currently hold approximately 726 of these registrations worldwide. The registrations mainly include trademarks for each of our vehicle models. Further, we also use the “Tata” brand which has been licensed to us by Tata Sons Limited. See “—The Tata Group”. As part of our acquisition of Daewoo Commercial Vehicle Co. Ltd., we have the perpetual and exclusive use of the “Daewoo” brand and trademarks in Korea and overseas markets for the product range of TDCV. TDCV holds South Korean trademark registrations for 14 utility models and five designs.

India is a member of the World Trade Organization. In compliance with its obligations under the Agreement on Trade Related Aspects of Intellectual Property, or TRIPS, India grants statutory protection to various forms of intellectual property, including patents, copyrights, industrial designs and trademarks. The Trade Marks Act, 1999 and the Copyright Act, 1957, as amended, which are currently in force in India, are TRIPS compliant. The Patents Act, 1970, as amended, to the extent that it relates to our business and operations, provides adequate product and process patent protection in India in accordance with its obligations under TRIPS. The United States has placed India on its “priority watch list” under Section 301 of

TRIPS for failing to provide adequate levels of protection for intellectual property rights. Although we have never experienced any material difficulties in protecting our brands and other intellectual property in India, the protection and enforcement of intellectual property rights in India has not been and may not be as effective as in the United States.

We currently own two patents and have 13 patent applications pending registration in India. These patents are mostly in relation to devices which enable efficient functioning, such as energy saving devices. Our most significant patent, which is currently in the process of being registered, is a portable device for measurement of head impact points in a vehicle. In addition, TDCV holds 9 patents in South Korea and 2 patent applications are currently pending registration.

In addition to the above we also have various copyright and Internet domain name registrations.

Although we consider our intellectual property to be important, we do not consider any one or group of our trademarks, brands or patents to be so important that their expiration or termination would materially affect our business.

Other Operations

In addition to automotive operations, we are involved in a number of other business activities. Net revenues for these activities totaled Rs.6,056.6 million and Rs.11,528.6 million in fiscal 2003 and 2004, respectively, representing approximately 6.3% and 8.3%, respectively, of our total revenues. The most significant of our other operations are information technology services, auto components and construction equipment.

Construction Equipment

Telco Construction Equipment Co. Ltd., an 80%-owned subsidiary that is a joint venture with Hitachi Construction Machinery Co. Ltd., Japan, which holds the remaining 20%, makes construction and related equipment such as cranes, hydraulic excavators, loaders, and articulated dump trucks.

Information Technology Services

Tata Technologies Ltd., or TTL, our 95.38%-owned subsidiary provides information technology services to several clients across India and overseas on its own, as well as through its wholly-owned subsidiary, Tata Technologies, USA. TTL has implemented the SAP Enterprise Resource Planning, or SAP ERP, system across Tata Motors and several other companies.

Auto Components

Our subsidiary, Tata AutoComp Systems Ltd. promotes auto component joint ventures with global component manufacturers. In addition, our wholly-owned subsidiaries, HV Axles Ltd. and HV Transmissions Ltd., manufacture heavy axles and heavy transmissions primarily for our own requirements.

Components and Raw Materials

Our vehicles manufactured in India are manufactured almost entirely from components made in India, a large proportion of which are sourced from a well-established network of suppliers, many of whom have invested in the most advanced component technologies available. We import only a limited number of specialized parts and components and specialized grades of steel. Our Korean-manufactured vehicles at TDCV are assembled primarily from Korea-manufactured aggregates and components, although some of the major aggregates are also imported from U.S. and European component suppliers.

We have recently undertaken an e-commerce initiative through the development of a business-to-business site with the assistance of our subsidiary, Tata Technologies Limited, for electronic interchange of data with our suppliers. This has enabled us to have real time information exchange/processing through which we effectively manage our supply chain. We have also engaged the services of external agencies that operate as third party logistic providers. This has resulted in space and cost saving by transferring a part of our inventory to a third party.

The principal raw materials and components required by us for use in our vehicles are steel sheets and plates, castings, forgings, proprietary items such as tyres, batteries, electrical items and rubber and plastic parts. The raw materials, components and consumables that are domestically sourced include steel (sheet-metal, forgings and castings), tyres and tubes, batteries, fuel injection systems, air-oil filters, consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured by our subsidiaries or purchased from our affiliates.

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs including an e-sourcing initiative started in 2002 through which we have taken up reverse auctions. We have established a procedure for ensuring quality control of outsourced components. Purchases that are made from approved sources undergo a comprehensive 13-step supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors. Further, in April 2003, we established a Strategic Sourcing Group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending for the approval of the Management Committee, the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys.

Domestic Suppliers

We have chosen to outsource manufacturing of many components. In these instances we have been actively involved in providing training to outside suppliers and we often design and manufacture the toolings and fixtures employed by those suppliers.

Tata AutoComp Systems, Ltd. encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them. Some of these joint ventures include: Tata Johnson Controls for seats, Knorr Bremse Systems for commercial vehicle air brakes, Tata Yazaki for wiring harnesses, JBM Sangwoo for pressed components, Tata Auto Plastics for plastic components and Tata Toyo Radiators for radiator assemblies. These joint ventures act as our suppliers.

Foreign Suppliers

We import some components that are either not available in the domestic market or when equivalent domestically-available components do not meet our quality standards. Imported components include those that are required to be fitted on vehicles manufactured for export markets to meet foreign regulations, such as air intake valves, fog lamps and also for MPFI kits/catalytic converters to meet the Euro II norms. We also import products to take advantage of lower prices in foreign markets, such as special steels.

The following table shows the imported and indigenous raw material and components consumed by us for the periods indicated:

	Value of Raw Material and Components Consumption For the Year Ended March 31,
	2002		2003		2004
Description	Rs. millions	%	Rs. millions	%	Rs. millions	%
Imported (at rupee cost)	2,153	4.60	2,394	4.19	3,818	4.55
Indigenously obtained	44,699	95.40	54,695	95.81	80,159	95.45

Total	46,852	100.00	57,089	100.00	83,977	100.00

Capital and Product Development Expenditures

Our total capital expenditure between April 1, 2002 and March 31, 2004 has been Rs.5,309.9 million. This has been incurred primarily for investment in and sustenance of manufacturing facilities and new technology for new products and model changes. On a segmental basis, automotive operations accounted for Rs.4,288.5 million of this expenditure while Rs.1,021.4 million was incurred in other operations. We also invested Rs.2,462.5 million in fiscal 2004 in connection with our acquisition of DWCV in South Korea.

We intend to incur capital expenditures of approximately Rs.51,800 million between April 1, 2004 and March 31, 2007 primarily for sustenance of manufacturing facilities, for new products and model changes and also for capacity expansion. Specifically, we currently intend to incur capital expenditures of approximately Rs.13,900 million on capacity expansion at our India-based automotive plants, and approximately Rs.19,000 million for investment in new vehicle and models and upgrades. The source of funding for this capital expenditure program will be mainly through internally generated cash from operations and funds raised through our July 2003 and April 2004 issuances of convertible notes and the conversion of warrants pursuant to our December 2002 rights issuance of convertible and non-convertible debentures.

Environmental Regulation and Initiatives

Regulation

Our vehicles comply with the fuel emission regulations in India that came into effect in 1989. We are currently taking steps (including through the use of Cummins engines for our MHCVs and the development of gasoline engines) that will enable our vehicles to comply with fuel emission regulations expected to be introduced in the future.

New vehicles manufactured by us are required to obtain certificates of compliance with various vehicle safety regulations relating to design and the manufacturing process. Fuel emission levels are also tested at this stage. Each of our plants has received government environmental clearances for our operations. It is our policy to consider and implement environmentally-friendly manufacturing processes, and waste water and other by-products from our plants are treated and recycled to the extent which we consider practicable.

Initiatives

We are fully committed to our role as a responsible corporate citizen with respect to reducing environmental pollution. We treat all effluents at our plants and have made significant investments in lowering the emissions from our products. We have led the Indian automotive industry in introducing greener engines, like the Cummins engines, for our commercial vehicles even before they were statutorily mandated. The entire range of our MCVs manufactured in India has been configured to run on Cummins engines or the upgraded version of our own engines that meet mandatory emission norms in India. Our LCVs are powered by our own engines that meet mandated norms. In addition, buses with lean-burn as well as stoichiometric compressed natural gas, or CNG, engines have been developed and supplied to Delhi Transport Corporation and private bus operators in Delhi so as to enable them to comply with the regulations there. Our utility vehicles and passenger cars being exported to Europe meet the Euro III norms prevalent in those markets. In the Indian market these vehicles comply with the Bharat Stage II (Euro II equivalent) norms. The diesel version, as well as the multi-point fuel injection, or MPFI, petrol engine version of the Indica, also meets the Euro II norms and other regulatory and market requirements in Europe. While our entire range of vehicles comfortably meets the requisite emission norms, we are currently exploring various options to develop or source Euro III compliant engines for our Indian operations. We have also launched Indicas powered by CNG in Delhi and Mumbai, primarily for the taxi segment. We believe that we are fully able to meet the challenges posed by increasingly stringent emission norms.

The vehicles made by TDCV comply with the emission regulatory requirements in that country. The Korea 2004 (equivalent to Euro III) emission regulatory requirements became effective on July 1, 2004 and since that date the vehicles made by TDCV have conformed to those regulations.

Insurance Coverage

The Indian insurance industry is predominantly state-owned. Insurance tariffs are regulated by the Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations and which we believe is in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. We do not at present maintain business interruption insurance or product liability insurance in India.

TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including for product liability.

Legal Proceedings

We are involved in legal proceedings in various states in India, both as plaintiff and as defendant. In respect of claims against us below Rs.50 million, the majority of the cases pertain to motor accident tribunal claims (with respect to accidents involving our vehicles while being transferred from our plants to regional sales offices or between two regional sales offices) and consumer complaints, some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in the services provided by us or our dealers. We believe that none of these claims or actions individually or in the aggregate, or any settlement amounts in respect thereof, will have a material adverse effect on our business or financial condition.

We are also defending other claims filed against us that are above Rs.50 million in asserted or claimed value but which we do not believe to be of a material nature, other than those claims described below.

A summary of litigation and disputes in which we are involved which may be regarded as material, is as follows:

Income Tax

We have ongoing disputes with Indian tax authorities relating to the tax treatment of certain items. These primarily include disallowed expenses, the tax treatment of certain expenses claimed by us as deductions and the computation of, or eligibility for, certain tax incentives or allowances. Some of the disputes relate to timing and, as such, disallowances in one period would be claimable in subsequent periods. Most of these disputes and disallowances, being repetitive in nature, have been raised by the income tax authorities in most of our open tax years. We have a right of appeal to the appellate authorities against adverse initial assessments and further to the High Court or the Supreme Court on matters involving a question of law. The income tax authorities have similar rights of appeal.

As of March 31, 2004, income tax deductions aggregating Rs.672.5 million have been disallowed by the income tax authorities, which are being contested by us on appeal. There are further income tax liabilities amounting to Rs.630 million in respect of which we have won appeals that have been further contested by the income tax authorities before higher appellate authorities.

Excise Duty

As of March 31, 2004, we were a party to pending litigation with respect to excise duty demands aggregating Rs.446 million, challenging the basis of our valuation of our products and the applicability of ‘Central value added tax’, or CENVAT, on inputs.

Of the Rs.446 million of excise duty demands as of March 31, 2004, Rs.190.0 million relate to demands by the excise authorities where we have prevailed on appeals that have been further contested by the excise authorities.

The excise authorities have demanded Rs.22.3 million challenging the basis of our assessment of the value of certain vehicles. The tribunal has decided the issue against the us, in respect of which we have filed an appeal before the Supreme Court. We expect this to be finally decided in our favor.

The excise authorities have demanded Rs.81.1 million of excise duty arising from an amendment to the Central Excise Rules in 1995 concerning utilization of modified value added tax credit. The case is pending before the tribunal. We believe that we have rightfully claimed this credit.

In fiscal 2004 there was a significant decline in excise duty demands. Rs.3,088.8 million of demands raised by the excise authorities challenging the basis of assessable value determined by us was decided in our favor by the Central Excise and Service tax Tribunal. The time for raising further appeal by the excise authorities in the Supreme Court has elapsed, and these no longer considered contingent liabilities.

The excise authorities have denied us credit of Rs.47.0 million on certain accessories supplied with our vehicles. We are contesting this before the appellate authorities and expect to receive a favorable response.

Sales tax

Total sales tax demands (including interest and penalty) being contested by us amounted to Rs.2,443.1 million as of March 31, 2004. A summary of the major demands being contested by us is as follows:

Our affiliate Tata Cummins Limited, or TCL, which manufactures internal combustion engines and sells them principally to us, had claimed an exemption from the sales tax on finished products and from the purchase tax on raw materials, being an incentive given by state tax authorities to new industries set up in specified area. TCL had passed on this benefit to us. This exemption was denied to TCL by the sales tax authorities. TCL’s claim has been upheld by the High Court in August 2003. An appeal filed by the state against this decision before the Supreme Court is pending. The amount involved is Rs.1,169 million. If TCL ultimately does not prevail, we would be liable to reimburse TCL for the benefit that was passed to us.

Different rates of sales tax are applicable on sales of vehicles in different states in India. We are currently disputing the imposition of sales tax levies by the sales tax authorities in certain states aggregating approximately Rs.658.5 million, which are based on claims that stock transfers of vehicles from our plants to our sales offices and transfers between two sales offices are inter-state sales and therefore liable to sales tax.

The sales tax authorities at Patna have raised sales tax demands of Rs.188.5 million. We have filed appeals against the order before the appellate authorities.

Under a notification issued by the Jaipur State Government, vehicles having gross weight of more than 8,000 kgs. are classified for a certain tax rate. The Jaipur sales tax authorities have raised a demand of Rs.120.6 million claiming that our vehicles with a bare chassis weight of less than 8,000 kgs do not fall under this tax classification.

Other sales tax cases where sales tax authorities have raised demands aggregating Rs.306.5 million mostly relate to alleged non-compliance with certain procedural requirements, such as non-submission of declaration forms. We have since collected the required forms from customers and submitted those forms to the relevant authorities.

Other taxes and dues

Other amounts for which we may be liable contingently aggregate 1,218.5 million, including those described below.

Municipal authorities in certain states levy octroi duty, a local tax, on goods brought inside municipal limits at rates that are based on the classification of those goods. A demand of Rs.533.9 million is currently pending before the High Court in connection with the levying of higher octroi duties claimed on account of classification disputes relating to components purchased by us for the manufacture of our vehicles.

In addition to the above claims, there is a pending counter claim for approximately £4.4 million, by Motor Vehicles Industries Ltd., or MVI, in connection with legal proceedings brought by us and Tata International Limited, Mumbai in respect of alleged breaches of a distributorship arrangement. Motor Vehicles Industries Ltd. is currently in administration and, accordingly, this litigation has been suspended. Recently, the Leeds District Registry has passed an order in our favor and has initiated proceedings to wind up MVI.

Considering the nature of these claims, we believe that none of the claims or proceedings will materially adversely affect our business or financial condition.

Regulation

Indian Automotive Sector

India’s automotive industry was established in the 1950s through various co-operation arrangements with, and direct investments by, a number of American and European automotive manufacturers. Prior to that, vehicle kits were imported into and assembled in India. The commercial vehicle manufacturing sector achieved a high rate of growth during India’s economic expansion in the 1960s and 1970s. Rail transport bottlenecks led to higher demand for road transport and this sector was permitted to grow with the minimum intervention of the Government. Major domestic commercial vehicle manufacturers invested in expanding production facilities and product development, which resulted in an efficient and relatively technologically advanced commercial vehicle industry, albeit with restrictions on capacity expansions due to the licensing regime in operation at that time.

In the passenger car sector, two models produced by Hindustan Motors Limited and Premier Automobiles Limited, respectively, dominated the market until the mid 1980s. Passenger cars were deemed to be luxury products and were subject to very high multiple taxation and price controls. In addition, industrial licensing and exchange control regulations forced domestic car manufacturers to embark on low-volume, high-cost indigenous and in-house component production programs. Demand for passenger cars exceeded supply, but the domestic passenger car industry remained protected by the prohibition on car imports and remained technologically backward. However, the establishment of Maruti Udyog Limited, or Maruti, a joint venture between the Suzuki Motor Company of Japan and the Government of India in the mid-1980s paved the way for expansion of the automobile sector in India in terms of increase in supply and improvement in product quality and design. Maruti has since become the leading player in the Indian passenger car market. It was not until the Indian Government deregulated and liberalized the automotive market in the early 1990s that the country’s passenger car market showed substantial growth. Nonetheless, India continues to have a substantially lower number of passenger vehicles per capita than most developed countries and a number of developing countries.

Restrictive automotive vehicle import policies and high import duties on vehicles assembled from kits as well as vehicle components have effectively protected domestic manufacturers from foreign competition. Although the Indian Government has reduced import duties on vehicles and components in recent years, rates still remain relatively high. See “Import Regulations and Duties” below. Consequently, domestic manufacturers have historically dominated the automotive industry in India, although a number of domestic manufacturers have sought to improve product quality by entering into joint ventures, technology transfer agreements or licensing agreements with foreign vehicle and component manufacturers.

The industry has, historically, also been subject to high excise duty rates, and even today cars and UVs are subject to the highest excise rates. Fluctuations in these taxes directly impact retail sales prices and, consequently, the level of demand. Sales Tax in various states has been recently rationalized. See “Excise Duty and Sales Tax” below.

Unlike more developed countries, the automotive industry in India until the late 1980’s, had not been subject to stringent emission or vehicle safety regulations, but this trend is changing with Bharat Stage II (equivalent to Euro II) emissions norms now in force in major cities. See “Government Regulations” below.

Due to the absence of any laws regarding the age of vehicles (except in the National Capital Region, or NCR, of Delhi and the State of Maharashtra), automotive (both commercial as well as passenger) vehicles in India are typically kept in use much longer than in more developed countries. Commercial vehicles are also subject to overload abuse. This has resulted in the development of an extensive allied industry that is dedicated to providing automotive repair and maintenance services required for maintaining old and overloaded vehicles. Some manufacturers, including us, have also developed a network of service centers for their vehicles.

In the period since 1980, India’s automotive industry has experienced rapid structural transformation and growth. Progressive easing of import controls, reduction in governmental restrictions on product categories and the rationalization of excise duties (including the introduction of modified value added tax, or MODVAT, earlier and central value added tax, or CENVAT, from the year 2000-01), together with increased foreign investment and technical assistance has helped create a wider range of products and greater competition. The passenger vehicle segment has experienced the maximum growth over the last few years with almost all foreign direct investment in the automobile industry directed to this segment.

According to SIAM, Indian automotive manufactures sold, in the domestic and export markets, approximately 106,000 vehicles (MHCVs, LCVs, UVs and passenger cars) in 1980. This tripled to approximately 355,000 vehicles in the year ended March 31, 1991 and rose over twelve-fold to approximately 1,308,000 vehicles in the year ended March 31, 2004.

The global automotive industry has undergone radical change in recent times. There has been significant consolidation, both amongst vehicle manufacturers and component vendors with a view to achieving economies of scale, product synergies and strong brand presence. By contrast, there has been little or no consolidation in either vehicle or component manufacturing in India. The sizes of domestic automotive manufacturers, especially for passenger vehicles, are small compared to global standards. Consequently, economies of scale manufacturing have generally eluded Indian manufacturers of automotive vehicles and automotive components. The component industry, which until recently was to a large extent reserved for the small-scale sector, continues to be fragmented, with a number of enterprises starved of funds and technology, though this situation has improved in recent years. The Indian automotive industry has, therefore, differed from the global model, but as entry barriers in India are removed, both vehicle and component manufacturers are likely to consolidate their operations to achieve the levels of competitiveness and scale economies that exist globally. Globally renowned branded products, supported by high levels of promotional spending, are likely to win a significant share of the domestic market for all vehicles, particularly passenger vehicles. Indian manufacturers will, therefore, need to either offer products and services that differentiate themselves in mass markets, or confine themselves to a niche market.

The Indian automotive industry is poised to undergo substantial change and face new challenges, both from the opening of the domestic market to imports and the entry of international manufacturers. To meet the needs of these changing times, domestic automotive manufacturers will be forced to reduce costs, improve productivity, enhance quality, reliability and durability, increase market orientation and create a high level of customer loyalty. Consequently, the reach and extent of dealership networks and the quality and cost of service are likely to assume paramount importance in influencing customer preferences.

Driving conditions in India are generally rugged due to the poor quality of road infrastructure. This has hindered the expansion of the road transport sector and, consequently, the automotive industry. The Government is taking steps to improve the road infrastructure in the country. The outlay of road and highway development is proceeding to plan and India is expected to have an improved road infrastructure with the feeder routes in place by 2007, which may increase demand for automotive vehicles in India.

Union Budget for Fiscal 2005

The Government of India presented its Union Budget for 2004-2005 on July 8, 2004. Some of the proposals that may have an impact on our operations include:

(a)	2% education cess imposed on all direct and indirect taxes. While the CENVAT credit is allowable on the cess on indirect taxes, no such credit is applicable on direct taxes which would result in an additional tax burden.

(b)	Service tax rates have been increased from 8% to 10%. However, the CENVAT credit has now been made applicable to service taxes.

(c)	The automotive industry has been added to the list of industries wherein a 150% weighted deduction on expenditures on in-house research and development is allowed.

(d)	An additional 10% depreciation is allowed for capacity expansion of 10% as compared to the previous 25%.

(e)	The import duty on steel input has been reduced from 20% to 15%, while the excise duty on steel and steel products has been increased from 8% to 12%.

(f)	Based on the recommendations of the State Finance Minister’s Committee on VAT implementation, VAT will be implemented across the country from April 1, 2005.

Due to the imposition of the education cess, which became effective on July 9, 2004, we have passed on this increase to the end customer.

Excise Duty and Sales Tax

Excise duty is payable by vehicle manufacturers on the manufacture of vehicles or parts in India, and is paid at the time of clearance from the manufacturing facilities. Excise duty rates vary according to vehicle classification and for us are levied as a percentage of the net dealer price at the time of dispatch of the vehicle from the plant/depot. The rates of excise duty directly impact the retail sales price and the introduction of significant changes in rates overall or differential classifications of products can materially impact sales in general or sales of specific models that attract higher rates of excise. Manufacturers receive a credit for excise duties, called CENVAT, including countervailing duties paid on imports included in the price paid for raw materials, parts or components obtained from outside sources or other plants and used in manufacture of the finished product. Such a credit is offset against the CENVAT payable on the finished product. CENVAT credit is also available to manufacturers on purchase of plant and machinery.

The following table sets forth the excise duty classifications and rates applicable to our vehicles. These rates became effective from July 9, 2004.

Classification	Ad Valorem Excise Duty Rates		Our Products
Vehicles designed to carry up to 6 persons (excluding driver)	25.6275	%(1)(2)	Indica and Indigo
Vehicles designed to carry 7 to 12 persons (excluding driver)	25.6275	%(1)(2)	Sumo and Safari range
Vehicles designed to carry more than 12 persons (excluding driver) and vehicles designed to transport goods	16.4475	%(1)	MHCVs and LCVs

(1)	The CENVAT rate for all automotive products is 16% ad valorem. An R&D cess of 0.125% is applicable on all automotive products. A 2% education cess is also applicable on the CENVAT rate and R&D cess. Additional duty of Rs.10,000 per vehicle is applicable in certain cases for vehicles designed to carry more than 12 persons and to transport goods.
(2)	Including special excise duty of 8% and National Calamity Contingent Duty, or NCCD, of 1% on passenger vehicles. A 2% education cess is also applicable on the special excise duty and NCCD.

No excise duty is payable with respect to vehicles imported into India. However, sales tax is imposed on the resale of these vehicles and import duties (including countervailing duties) are also levied.

The sale of vehicles in India also attracts sales tax and other levies, a substantial portion of which is paid to the government of the State in which the sale occurs. Until recently, the rates varied from 3% to 6% in a majority of the States. However, at the instance of the Indian Government, all the States have adopted a uniform rate of 12% applicable to “luxury” goods. This has increased the rate of sales tax levy by 6% to 9% in most States as against the earlier prevailing rates.

Import Regulations and Duties

Automobiles and automotive components can, generally, be imported into India without a license from the Indian Government. Automobile imports are subject to regulations requiring the importers to meet Indian standards and certification by designated testing agencies, and are also governed by other restrictions. However, all vehicles and components imported into India are subject to import duties, which significantly increase the cost of imported goods. While recent government liberalization policies have reduced import duties on vehicles and certain automotive parts and components, duty rates remain relatively high and protect the domestic industry.

The following table sets forth the currently applicable duty rates on fully built-up vehicles, which became effective on July 9, 2004.

Product	Basic Customs Duty	Total Duty (inclusive of countervailing duty, NCCD, and education cess)
Commercial Vehicles (new and pre-owned)	20%	40.53%
Utility Vehicles (new)	60%	102.95%
Cars (new)	60%	102.95%
Utility Vehicles (pre-owned)	105%	160.59%
Cars (pre-owned)	105%	160.59%

The import of cars in completely built unit, or CBU, or completely/semi-knocked down vehicle, or CKD/SKD, form was subject to certain restrictions prior to April 2001. With effect from April 1, 2001, the Indian Government removed the restrictions regarding the import of vehicles, but imposed conditions for their import. The conditions provide that only right hand drive vehicles with speedometers and headlamps to suit “keep left” traffic and conforming to the Motor Vehicles Act, 1988 can be imported, and only through specified ports. The conditions also stipulate that imported pre-owned vehicles should not exceed three years vintage.

Government Regulations

Prior to 1984, strict government industrial licensing controls restricted the types of vehicles that manufacturers could produce and sell. These restrictions were reflected in the industry’s characteristic of low product differentiation, with few companies producing a wide range of vehicle types. In 1984, the Indian Government eased these product category restrictions, thereby enabling us and other automotive manufacturers to produce any on-road vehicle having four or more wheels within each of these manufacturer’s licensed capacity and the normal flexibility allowed for expansion. In addition, as part of the Indian Government’s liberalization policies announced in1991, industrial licensing has been replaced by the filing of an Industrial Entrepreneurs’ Memorandum (except under locational or environmental restrictions where industrial licensing continues to operate) and import duties on vehicle components have been substantially reduced. These measures have led to increased competition in the domestic market. With the removal of these controls, except in some situations as explained earlier, Indian automotive manufacturers are now free to manufacture and sell unrestricted numbers of any type of on-road vehicle with four or more wheels, including passenger cars.

Since 1989, emission standards have also been developing. The Ministry of Environment and Forests has mandated applicability of emission norms to the automotive industry. These extend from the Bharat Stage I norms (equivalent to Euro I norms) and the Bharat Stage II norms (equivalent to Euro II norms), which have already been mandated, to Euro III and Euro IV equivalents for which notifications, based on industry recommendations proposed through SIAM, are now awaited. During 2000, passenger vehicles and commercial vehicles were required to meet Bharat Stage I (Euro I equivalent norms). Bharat Stage II (Euro II equivalent norms) have been in force since 2001 in the four metros of Delhi, Mumbai, Chennai and Kolkata, are now applicable to seven other cities and are expected to be extended in phases to the rest of the country by April 2005. Based on SIAM recommendations and the R.A. Mashelkar Committee Report, these eleven cities could move to Euro III emissions for all passenger and commercial vehicles from April 2005 and to Euro IV levels from April 2010 while the rest of India would move to Euro III norms by April 2010. The higher stage norms are less pollutive and stricter as compared to lower stage norms.

The South Korean automotive market has adopted the Euro III equivalent emission levels from July 2004. South Korea is expected to migrate to Euro IV equivalent emission norms in 2006 and Euro V from 2008.

Prior to April 2002, the Indian Government used the Administered Price Mechanism, or APM, to fix prices of petroleum products, which resulted in the price of diesel being approximately two-thirds the price of gasoline. With the dismantling of the APM regime, prices of petroleum products have become market driven, which has narrowed the price gap between diesel and gasoline. Our MHCVs and LCVs have diesel engines while our passenger cars and UVs are available in both diesel and gasoline versions.

Automotive design and safety regulations are evolving in India. Front and rear seat belts are now mandatory in new passenger vehicles, safety glass is required for all vehicle windows and windshields and standards for door intrusion are imposed for vehicle integrity. Legislation, in line with European standards, in respect of seats, head restraints, seat anchorage and electromagnetic interference is also expected to be progressively introduced. Legislation for provision of survival space, braking systems, and rear and side underrun protection devices for commercial vehicles became effective from May 1, 2003. Advance braking system legislation in conformity with European Economic Community standards is being considered for progressive implementation between 2004 and 2007.

In fiscal 2002, the Indian Government released its proposed Auto Policy for discussion and feedback. This policy outlines a vision to establish a globally competitive automobile industry in India, and to double its contribution to the economy by 2010. It also aims to promote integrated, phased, enduring and self-sustaining growth of the Indian automotive industry. The stated policy objectives are to:

•	Promote the sector as a lever of industrial growth and employment and to achieve a high degree of value addition in the country;

•	Promote a globally competitive automotive industry and emerge as a global source for auto components;

•	Establish an international hub for manufacturing small, affordable passenger cars and a key center for manufacturing tractors and two-wheel vehicles in the world;

•	Ensure a balanced transition to open trade at a minimal risk to the Indian economy and local industry;

•	Promote continued modernization of the industry and facilitate indigenous design, research and development;

•	Steer India’s software industry into automotive technology;

•	Assist development of vehicles propelled by alternative energy sources; and

•	Develop domestic safety and environmental standards to be at par with international standards.

C. Organizational Structure.

The Tata Group

We are the largest company in the diversified Tata Group in terms of fiscal 2004 revenues, and we benefit from being identified with the Tata brand and the Tata Group of companies.

The Tata Group is based largely in India, and had combined revenues of approximately Rs.615.2 billion (US$13.4 billion) for the year ended March 31, 2004.

The Tata Group is highly diversified and the activities of the group are categorized under seven business sectors, namely engineering, materials, energy, chemicals, consumer products, services and communication and information systems. These companies do not technically constitute a group under Indian law.

The Tata Group has its origins in the trading business founded by Jamsetji Tata in 1874 that was developed and expanded in furtherance of his ideals by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and related trusts. These trusts were established for philanthropic and charitable purposes and together owned a substantial majority of the shares of Tata Sons Limited, the principal holding company of the Tata Group.

By 1970, the Tata Group had expanded from the trading company established in the nineteenth century to encompass a number of major industrial and commercial enterprises including The Indian Hotels Company Limited (1902), The Tata Iron and Steel Company Limited (Tata Steel) (1907), The Tata Power Company Limited (1910), Tata Chemicals Limited (1939), Tata Motors Limited (1945), Voltas Limited (1954), and Tata Tea Limited (1962). The Tata Group also promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the Government as part of the Government’s nationalization program. Tata Consultancy Services, or TCS, is Asia’s leading software services provider and the first Indian software firm to exceed sales of US$1 billion. In recent times, the Tata Group has also invested in several telephony and telecommunication ventures, including acquiring a portion of the Indian Government’s equity stake in the state owned Videsh Sanchar Nigam Limited, or VSNL.

Most of the Tata Group companies are leaders in their respective business segments. We are the leading automotive vehicle manufacturing company in India in terms of revenues. Tata Steel, another flagship company of the group, is the oldest and the largest private sector integrated steel plant in operation in the country. Tata Chemicals is one of the world’s largest producers of synthetic soda ash and Tata Tea is the largest integrated tea company in the country. Tata Power is the largest power generating supplier in the private sector. Indian Hotels runs the largest hotel chain in the country. Titan Watches, which is a relatively new entrant, has emerged as the leader in the domestic watch market and is currently the sixth largest brand manufactured in the world. VSNL is the leading international telecommunications service provider in India.

We have for many years been a licensed user of the “Tata” brand owned by Tata Sons Limited, and thus have both gained from the use of the Tata brand as well as helped to sustain its brand equity. Since 1991 many multinational corporations with well-established global brands have entered the Indian market. In response, the Tata Group decided to institute a new corporate identity program in order to re-position itself to compete in a global environment. The new corporate identity is licensed to Tata Group companies, including us, for use with their respective products and services. A substantial ongoing investment is planned to develop and promote a strong, well-recognized and common brand equity, which is intended to represent for the consumer a level of quality, service and reliability associated with products and services offered by Tata companies. To further protect and enhance the Tata brand equity, a code of conduct has been adopted by some of the Tata companies that have access to the larger resources and services of the Tata Group. To implement these plans, Tata Sons Limited has undertaken a program by which consenting Tata companies are required to pay a subscription fee to participate in and gain from the new Tata Group identity. We believe that we benefit from association with the new Tata Group identity and, accordingly, have agreed to pay an annual subscription fee to Tata Sons Limited from fiscal 1998 which is equal to 0.25% of our annual net income (defined as our net income exclusive of excise duties and other governmental taxes and non-operating income), provided that the subscription fee does not exceed 5% of our annual profit before tax (defined as our profit after interest and depreciation but before income tax). These calculations are made with reference to our non-consolidated Indian GAAP financial statements. See Annex A – “Reconciliation of Net Income and Shareholders’ Equity between US GAAP and Indian GAAP”. Due to our net losses in fiscal 2001 and 2002, we were not required to make any payments in respect of this fee for those years. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata Group identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation. Because we are the largest company in the Tata Group in terms of fiscal 2004 revenues, and because we believe that our growing international reputation brings benefits to the Tata brand, we consider it very unlikely that we would ever be unable to use the Tata brand in relation to our products and services.

The Tata Group companies have sought to continue to follow the ideals of ethics and integrity originally established by the founder of the Tata Group and his successors. These companies have endeavored to maintain high standards of management efficiency and to promote the commercial success of Indian enterprises. The Tata Group has made a significant contribution toward national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research, and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital and the National Center of the Performing Arts. Tata trusts are among the largest charitable foundations in the country.

In addition, the Tata Group companies have sought to formulate and follow a coherent approach to various matters of importance in Indian business life. These include a refusal to adopt any particular political alignment, and espousal of causes that benefit society generally as well as the commercial interests of Tata Group companies.

A large number of the Tata Group companies hold shares in one another and a number of our directors hold directorships on the boards of other Tata Group companies, including Tata Sons Limited and Tata Steel. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Group companies at management, financial or operational levels. Our shareholdings in other Tata Group companies are generally insignificant as a percentage of their respective outstanding shares, and none of our shareholdings in other Tata Group companies exceeds 5% of their respective outstanding shares.

Subsidiaries and Affiliates

We have the following consolidated subsidiaries under US GAAP as of March 31, 2004:

Name of Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest (including indirect interest)
Sheba Properties Ltd (and its subsidiary).	India	100.00%
Concorde Motors (India) Limited (1)	India	100.00%
Telco Construction Equipment Co. Ltd.	India	80.00%
Tata Technologies Ltd. (and its subsidiary)	India	95.38%
HV Axles Ltd.	India	100.00%
HV Transmissions Ltd.	India	100.00%
TAL Manufacturing Solutions Ltd.	India	100.00%
Concorde Motors Ltd.	India	54.72%
Tata AutoComp Systems Ltd. (and its subsidiaries).	India	54.01%
Tata Precision Industries Pte. Ltd. (and its subsidiary)	Singapore	51.04%
Tata Daewoo Commercial Vehicle Co. Ltd (2).	Republic of Korea	100.00%

(1)	Formerly Minicar India Ltd.
(2)	Formerly Daewoo Commercial Vehicle Co. Ltd., or DWCV.

In addition, we have the following affiliates who are accounted for in accordance with the equity method of accounting under US GAAP:

Name of the Affiliates	Country of Incorporation	Percentage Ownership and Voting Interest (including indirect interest)
Nita Company Limited	Bangladesh	40.00%
Tata Cummins Limited	India	50.00%
Tata International Limited	India	22.00%
Tata Holset Limited	India	21.53%

D. Property, Plants and Equipment.

Facilities

We currently operate four principal automotive manufacturing facilities. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand (earlier a part of the State of Bihar) in eastern India. We set up a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India. In 1998, we initiated the establishment of a fourth facility at Dharwad in the State of Karnataka in southern India. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO-9000 certification.

In March 2004, with the acquisition of DWCV (now renamed TDCV), we also acquired DWCV’s plant in Gunsan, South Korea.

Installed Capacity

Our total vehicle production capacity in India as of March 31, 2004, determined on the basis of two production shifts per day and including capacity for the manufacture of replacement parts, was 420,000 units annually. In addition, we also have vehicle production capacity of 20,000 units annually in South Korea.

The following table shows our installed capacity as at March 31, 2004, and production levels by plant and product type in fiscal 2002, 2003 and 2004:

	Year Ended March 31,
	Installed Capacity(1)	2002	2003	2004
Jamshedpur
Medium and Heavy Commercial Vehicles	60,000	32,629	45,244	58,044
Pune
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars	330,000	140,863	168,696	240,832
Lucknow
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	30,000	9,109	9,519	12,666
Republic of Korea
Gunsan (2)

Medium & Heavy Commercial Vehicles	20,000	n/a	n/a	—	(2)

(1)	On double shift basis including capacity for manufacture of replacement parts.
(2)	Our acquisition of TDCV closed on March 30, 2004 and consequently its production (as DWCV) did not constitute part of our production prior to that date. TDCV produced 46 vehicles during the two days ended March 31, 2004 subsequent to our acquisition.

Properties

We, along with our consolidated subsidiaries, produce vehicles and related components and carry out other businesses through various manufacturing facilities.

In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us or our consolidated subsidiaries. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India

In the State of Maharashtra

Pune (Pimpri, Chinchwad, Chikhali, Maval)	Tata Motors Ltd.	Factory/residential
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.,	Factory automation equipment and services
Pune (Pimpri and Hinjewadi)	Tata Technologies Ltd.	Software consultancy and services
Mumbai	Telco Dadajee Dhackjee Ltd.	Commercial real estate
Mumbai	Concorde Motors (India) Limited	Automobile sales and service

Location	Facility or Subsidiary Name	Principal Products or Functions
In the State of Jharkhand

Jamshedpur	Tata Motors Ltd.	Factory/residential
Jamshedpur	HV Axles Ltd.	Axles for MHCVs
Jamshedpur	HV Transmissions Ltd.	Transmissions for MHCVs
Jamshedpur	Telco Construction Equipment Co. Ltd.	Construction equipment

In the State of Uttar Pradesh

Lucknow	Tata Motors Ltd.	Factory

In the State of Karnataka

Dharwad	Tata Motors Ltd.	Factory
Dharwad	Telco Construction Equipment Co. Ltd.	Construction equipment
Bangalore	Concorde Motors Ltd.	Automobile sales and service

In the Rest of India

Chennai, Tamilnadu Hyderabad, Andhra Pradesh
Various other properties in India	Tata AutoComp Systems Ltd.	Auto components

Outside India

Singapore	Tata Precision Industries Pte. Ltd. / Tata Engineering Services Pte. Ltd.	Precision equipment and computer peripherals warehousing

Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Factory

Substantially all of our owned properties are subject to mortgages in favor of debenture trustees for the benefit of secured debenture holders and secured lenders. A significant portion of our property, plant and equipment is pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We consider all our principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of our operations.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements prepared in conformity with US GAAP and information included in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those set forth in Item 3.D and elsewhere in this registration statement.

A. Operating Results.

Overview

Business Segments

Our business segments are automotive operations and other operations. Automotive operations are our most significant segment, accounting for 93.7% and 91.7%, respectively, of our total revenues and 82.0% and 82.8%, respectively, of our operating income for fiscal 2003 and 2004. India is the most significant market for us, accounting for 96% and 93% of vehicle unit sales for fiscal 2003 and 2004, respectively.

Our automotive operations business segment includes all activities relating to development, design, manufacture, assembly and sale of MHCVs, LCVs, passenger cars and UVs as well as related parts and accessories. Captive financing of our products is also included in our automotive business segment as an inherent part of our sales strategy. The profitability of this activity is critically dependent upon interest rate movements in the economy, vehicle demand and collections. Declining interest rates and easy availability of credit in the economy have led to an increased competition in this activity from banks (public and private) and non-banking finance companies. Our management allocates resources to, and assesses the performance of, our automotive operations as a single segment. The management of the automotive operations is aligned on a functional basis with managers having oversight responsibility for the major operating functions within the segment. Management assesses financial and non-financial data such as units of sale, units of production, market share information, vehicle model plans and plant location costs to allocate resources within the automotive operations business segment.

Our other operations business segment is primarily comprised of activities relating to production, designing and selling of automotive components, construction equipment, engineering solutions and software operations. None of these other businesses meets the quantitative thresholds specified in SFAS No. 131, and accordingly, these activities have been aggregated. The automotive component business, which is the major business component of our other operations business segment, pertains to both captive and non-captive markets. Our subsidiaries HV Axles Ltd. and HV Transmissions Ltd., which are in the truck aggregates business, derive their revenues primarily from our vehicle business. Our subsidiary Tata AutoComp Systems Ltd. promotes joint ventures that supply auto components to our vehicle business and others in the automotive market both in India and overseas through their joint venture partners. We do not expect the “other operations” business segment to materially affect our consolidated results of operations for the next several years.

We have experienced strong growth since fiscal 2002 with total revenues increasing by 24.8% to Rs.95,730.5 million in fiscal 2003 and further by 45.9% to Rs.139,695.7 million in fiscal 2004. As against a loss of Rs.3,413.9 million in fiscal 2002, we recorded net income in fiscal 2003 of Rs.2,769.3 million and Rs.8,899.9 million in fiscal 2004. Our revenues from automotive operations were Rs.89,673.9 million and Rs.128,167.1 million for fiscal 2003 and 2004, respectively, representing 93.7% and 91.7% of our total revenue in fiscal 2003 and 2004, respectively. Our revenues from other operations were Rs.6,056.6 million and Rs.11,528.6 million for fiscal 2003 and 2004, respectively, representing 6.3% and 8.3% of our total revenue in fiscal 2003 and 2004, respectively.

Our vehicle sales (including sales of TDCV subsequent to our acquisition in late March 2004) increased to a record 314,288 units in fiscal 2004 compared to 183,224 and 219,859 units in fiscal 2002 and 2003, respectively. In fiscal 2004, our market share in India of all four-wheel vehicles sold in India increased to 25.2% from 23.4% in fiscal 2003. Our overall sales in international markets (including sales by TDCV in India subsequent to our acquisition in late March 2004) improved to 22,075 units in fiscal 2004, an increase of 125% compared to fiscal 2003 due to expanded export sales of our passenger vehicles from India to European and other markets during these periods. Our focus on improving our international business has resulted in a 113.0% increase in revenues from international markets for fiscal 2004 to Rs.11,054.5 million from Rs.5,190.8 million in fiscal 2003. These revenues (primarily vehicles, but also including spare parts and other products, and excluding export incentives received from the Indian Government) accounted for approximately 5.4% and 7.9%, respectively, of our total revenue in fiscal 2003 and 2004. In addition to our automotive revenues, we also derive dividend and other income from strategic and trade investments which accounted for our residual income and from other operations.

Geographical breakdown

The following table sets forth our revenues from external customers in our different geographical markets:

	Year Ended March 31,
	2002	2003	2004
	Rs. millions	Rs. millions	Rs. millions
India	70,107.4	90,539.7	128,641.2
All other markets	6,584.2	5,190.8	11,054.5

Significant Factors Influencing Our Results of Operations

Our results of operations are dependent on a number of factors, including:

•	General economic conditions: We, similar to the rest of the domestic automotive industry, are substantially affected by general economic conditions in India. Economic conditions have vastly improved since fiscal 2002 which has led to our strong growth in fiscal 2003 and 2004. See “Item 3.D — Risk Factors — Risks Associated with Our Business — General economic conditions could significantly adversely affect our sales and results of operations”;

•	Interest rates and availability of credit for vehicle purchases: Interest rates have steadily declined since the beginning of fiscal 2001 and credit finance for vehicle purchases has since become more widely available. For further discussion of our credit support programs, see “Item 4.B —Business Overview — Sales and Distribution of Vehicles — Domestic”;

•	Levels of excise duty and sales tax: For a detailed discussion regarding tax rates applicable to us, please see Item 4.B — Business Overview — Regulation — Excise Duty and Sales Tax”; and

•	Our competitive position in the market: For a detailed discussion regarding our competitive position, see “Item 4.B — Business Overview — Competition”.

As a result of these factors, vehicle sales (domestic and exports) by Indian automotive manufacturers increased to approximately 1,308,000 units in fiscal 2004 compared to 887,000 units and 982,000 units in fiscal 2002 and 2003, respectively.

As a result of strong demand for our products, our capacity utilization in India rose from 50.7% in fiscal 2002 to 62.1% and 74.2% in fiscal 2003 and 2004, respectively. We outperformed the unit sales growth rate of the Indian automotive industry in fiscal 2003 and 2004, which was 10.7% and 33.2%, respectively. TDCV, which we acquired in late March, 2004, operated at around 25% capacity utilization during 2003.

We also achieved a major turnaround in our profitability over the last two fiscal years, from a net loss of Rs.3,413.9 million in fiscal 2002 to net income of Rs.2,769.3 million and Rs.8,899.9 million in fiscal 2003 and 2004, respectively. In addition to benefiting from economies of scale from increased production volumes, we also significantly improved our cost controls and productivity through value engineering and reductions in manufacturing cycle times, all of which have contributed toward this turnaround. We also benefited from sales price increases on most of our vehicles from fiscal 2002, which helped us increase our gross margin from 18.8% in fiscal 2002 to 22.7% and 22.6% in fiscal 2003 and 2004, respectively, and turn an operating loss of Rs.771.4 million in fiscal 2002 to an operating income of Rs.6,913.2 million and Rs.14,219.5 million in fiscal 2003 and 2004, respectively. The gross margin declined in fiscal 2004 as compared to fiscal 2003 due to significant increase in input costs, primarily steel, partially offset by cost reductions.

Notwithstanding our cost control measures, costs and expenses continued to increase in absolute terms as a result of production volume increases and inflation as well as a significant increase in input costs in fiscal 2003 and 2004.

Though we previously had unabsorbed brought forward losses that could be set-off against future income, we are liable to pay a Minimum Alternate Tax, or MAT, on our book profits, which cannot be carried forward. Accordingly, the total tax charge (deferred plus current) for fiscal 2003 and fiscal 2004 on income before taxes was 40.8% and 37.5% respectively, higher than the applicable marginal tax rate of 36.75% and 35.875% for fiscal 2003 and fiscal 2004 respectively.

Our results of operations are also dependent on the cyclicality in demand in the automotive market, new government regulations, and, to a limited extent, to fluctuations in foreign currency rates.

The following table shows the cyclicality of demand for four-wheel automotive vehicles in India, which is generally linked to economic growth:

Year ended March 31,	Domestic Sales (units)	Change
1993	304,114	-8.7%
1994	380,096	25.0%
1995	472,132	24.2%
1996	617,845	30.9%
1997	727,977	17.8%
1998	661,843	-9.1%
1999	623,387	-5.8%
2000	895,252	43.6%
2001	827,145	-7.6%
2002	821,787	-0.6%
2003	897,880	9.3%
2004	1,161,097	29.3%

Source: SIAM.

There has been a greater emphasis by the government on the emission and safety norms for the automobile industry. Compliance with these norms will have a significant bearing on the costs and product life cycles in the Indian automotive industry. For further details with respect to these regulations, please see “Item 4. Information on the Company — Environmental Regulations and Initiatives.”

We are sensitive to to fluctuations in foreign currency rates with respect to our import and export activities. Our consolidated financial statements, which are presented in Indian Rupees, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect our revenues, gross margins, operating costs and expenses, operating income, net income and retained earnings.

To the extent that our financial statements for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. We do not hedge against our translation risk.

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from our automotive business segment exports sales produced in India. Because our exports sales are a small proportion of overall sales volumes, this risk is limited for us. However, we enter into commercial borrowings and other hedging instruments to address some of these transaction risks. These instruments enable us to reduce, but not eliminate, the impact of fluctuations in foreign currency rates. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further details.

Results of Operations

The Indian automotive industry is substantially affected by general economic conditions in India. In 1999, the automotive industry witnessed a recovery in demand after declining trends for two years. We incurred net losses in fiscal 2000 and fiscal 2001, primarily as a result of a sharp decline in demand for four-wheel vehicles in the period from 2000 to late 2001, mainly attributable to slow economic growth in India. A revival in economic conditions in India in fiscal 2003 after nearly three years of low growth led to a sharp increase in domestic sales of automotive vehicles to 898,000 units. Due to the continued growth of the Indian economy combined with increased credit availability at lower interest rates, sales of automotive vehicles in India reached their highest ever level of 1,161,000 units in fiscal 2004. We benefited from these trends and enjoyed strong sales performances in both fiscal 2003 and 2004.

All of our product lines achieved growth in volumes in fiscal 2004 as compared to fiscal 2003. Vehicle sales of 314,288 units (including 29 units sold by TDCV subsequent to our acquisition in late March 2004) represented an increase of 42.9% during fiscal 2004 compared to fiscal 2003. Our domestic market share in India improved to 25.2% in fiscal 2004 from 23.4% in fiscal 2003 as a result of success of our new model launches and intensive marketing efforts. We enjoyed market share gains across all of our product lines in fiscal 2004.

Our strategy of entering different markets outside India resulted in significant increase in vehicle unit sales in our international markets. As a result, sales outside India increased to 7.0% of our total unit sales in fiscal 2004 compared to 4.5% in fiscal 2003. We expect that with availability of low-cost qualified engineering skills and presence of a large domestic market, India has the potential to emerge as a global manufacturing base for the niche automotive products. This trend is already visible in the increasing exports of auto components out of India. With large product range, significant market position and large engineering capabilities, we expect to benefit from this trend.

Fiscal 2004 culminated with our acquisition of TDCV on March 30, 2004 at an acquisition price of KRW 120.642 billion (approximately Rs.4,650 million or US$102 million) financed equally through our equity investment in TDCV and direct lending facilities to TDCV, for which we provided a letter of undertaking. This acquisition will provide us with opportunity for growth in the Korean and other markets in the coming years and also provide us with synergies in marketing and product development and a complementary product range.

The following table sets forth selected items from our consolidated statements of operations for the periods indicated and shows these items as a percentage of net revenues.

	Percentage of Total Revenues			Percentage Change
	Year ended March 31,
	2002	2003	2004	2002 to 2003	2003 to 2004
Total Revenues	100.0%	100.0%	100.0%	24.8%	45.9
Cost of sales	81.2	77.3	77.4	18.9	46.1
Gross Margin	18.8	22.7	22.6	50.1	45.4
Selling, general and administrative expenses	17.1	13.8	11.2	0.7	18.5
Research and development expenses	1.6	1.6	0.9	26.5	(16.5)
Employee separation compensation	1.1	0.1	0.3	(96.3)	1,084.9
Total operating expenses	19.8	15.5	12.4	(2.9)	17.2
Operating (loss) income	(1.0)	7.2	10.2	—	105.7
Non-operating revenues	2.5	1.5	1.5	(27.8)	54.2
Interest income	0.5	0.4	0.3	7.5	(15.2)
Interest expense	6.8	4.3	1.9	(21.3)	(34.4)
Total non-operating income (expense)	(3.8)	(2.4)	(0.1)	(20.8)	(91.7)
(Loss) income before tax	(4.8)	4.8	10.0	—	203.3
Income tax benefit (expense)	0.7	(2.0)	(3.8)	—	178.8
Equity in net (loss) income of affiliates	(0.5)	0.1	0.3	—	688.8
Minority Interest	0.1	—	(0.2)	—	1,457.1
Net (loss) income	(4.5)	2.9	6.4	—	221.4

The following table sets forth selected data regarding our automotive operations segment for the periods indicated and the percentage change from period to period.

	Year ended March 31,			Change %
	2002	2003	2004	2002 to 2003	2003 to 2004
Total Revenues (Rs. Millions)	72,614.3	89,673.9	128,167.1	23.5	42.9
Net Income (Rs. Millions)	(2,515.3)	2,507.1	7,548.9	n/a	201.1
Net margin (%)	(3.5)%	2.8%	5.9%

Unit Sales
Tata Motors
India	169,297	210,050	292,213	24.1	39.1
Outside India	13,927	9,809	22,075	(29.6)	125.0

India
Market Share	20.7%	23.4%	25.2%

The following table sets forth selected data regarding our other operations segment for the periods indicated and the percentage change from period to period.

	Year ended March 31,			Change %
	2002	2003	2004	2002 to 2003	2003 to 2004
Total Revenues (Rs. Millions)	4,077.3	6,056.9	11,528.6	48.6	90.3
Net Income (Rs. Millions)	(569.8)	91.2	805.5	n/a	783.2
Net margin (%)	(14.0)%	1.5%	7.0%

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Revenues

Our total consolidated revenues increased to Rs.139,695.7 million for fiscal 2004, an increase of Rs.43,965.2 million, or 45.9%, compared to total consolidated revenues of Rs.95,730.5 for fiscal 2003. This increase principally reflects the impact of a 42.9% increase in vehicle unit sales from 219,859 units to 314,288 units (including 29 vehicles sold by TDCV subsequent to our acquisition in late March 2004), increased financing revenue and improved operations of our consolidated subsidiaries.

Revenues for fiscal 2004 increased by 42.1% to Rs.128,641.2 million in India and 113.0% to Rs.11,054.5 million in all other markets, compared to fiscal 2003.

The following is a discussion of our revenues for each of our business segments.

Automotive Operations Segment

Automotive operations generate the largest portion of our revenues. Revenues from this segment increased by Rs.38,493 million, or 42.9%, to Rs.128,167.1 million in fiscal 2004 compared to fiscal 2003. This increase was primarily due to the:

•	39.1% increase in domestic vehicle unit sales in India

•	124.8 % increase in international sales of vehicles manufactured in India

•	43.6% increase in automotive financing revenues to Rs.1,402.3 million

Domestic sales were driven by road infrastructure development, a low interest rate environment and replacement demand. In addition to benefiting from these general market conditions, we also enjoyed market share gains across our product line. International sales benefited from focused marketing efforts in our traditional international markets and entry into new markets. Increases in automotive financing revenues resulted from our increased focus on this activity.

Other Operations Segment

Revenues from our other operations increased by Rs.5,472.0 million, or 90.3%, to Rs.11,528.6 million in fiscal 2004 compared to fiscal 2003. This increase resulted from the impact of increased revenue from all operations in this segment except that of TAL Manufacturing Solutions Ltd., which operates in the Indian capital goods industry and which is facing increasing competitive pressure from the reduction of import duties.

Operating Costs and Expenses

Operating costs and expenses increased by Rs.36,658.9 million, or 41.3%, to Rs.125,476.2 million during fiscal 2004 compared to fiscal 2003.

Cost of sales increased by 46.1% to Rs.108,159.6 million in fiscal 2004, from Rs.74,038.5 million in fiscal 2003. The increase reflects primarily the combined impact of increased vehicle unit sales and an increase in input prices, partially offset by the impact of continued cost cutting efforts. Cost of sales as a percentage of total revenues increased to 77.4% in fiscal 2004, compared to 77.3% in fiscal 2003, resulting in a gross margin decrease from 22.7% for fiscal 2003 to 22.6% in fiscal 2004.

Selling, general and administrative expenses increased by Rs.2,438.3 million to Rs.15,648.3 million in fiscal 2004, compared to Rs.13,210.0 million in fiscal 2003. The largest component of the increase was outward shipping expenses, which increased by Rs.821 million to Rs.2,752.7 million in fiscal 2004 as a result of the increase in unit sales. Selling, general and administrative expenses as a percentage of revenues from sales of products decreased to 11.2% during fiscal 2004 from 13.8% during fiscal 2003.

Research and development expenses decreased by 16.5% from Rs.1,536.2 million in fiscal 2003 to Rs.1,282.0 million in fiscal 2004. However this is not reflective of our research and development objectives and we continue to remain committed to a research and development program that will enable us achieve our strategy of becoming a global automotive player.

In fiscal 2004 an Employee Separation Scheme, or ESS, for the rationalization of our workforce was reintroduced. As a result, we incurred expense for lump-sum payments and pensions paid to 542 employees who submitted to the ESS, resulting in compensation expenses of Rs.386.3 million for fiscal 2004, compared to Rs.32.6 million in respect of 87 employees who submitted to the ESS for fiscal 2003.

Operating Income

Our consolidated operating income increased by Rs.7,306.3 million to Rs.14,219.5 million in fiscal 2004 compared with operating income of Rs.6,913.2 million in fiscal 2003.

Operating income from our automotive operations increased by Rs.6,104.2 million to Rs.11,770.7 million in fiscal 2004 compared to operating income of Rs.5,666.5 million in fiscal 2003.

Operating income from our other operations increased by Rs.858.1 million to Rs.1,603.5 million in fiscal 2004 from Rs.745.4 million in fiscal 2003. This increase was primarily due to general profitability improvements in the operations of our consolidated subsidiaries aided largely by the improved performance of the automotive industry in India.

Other Income and Expenses

Total net non-operating expenses decreased by 91.7% from Rs.2,286.9 million in fiscal 2003 to Rs.190.1 million in fiscal 2004, primarily due to a significant decrease in interest expense and an increase in non-operating revenue.

Interest income declined by 15.2% to Rs.349.6 million in fiscal 2004 compared to Rs.412.4 million in fiscal 2003 due to decline in the interest rates on our term deposits in fiscal 2004 partially offset by an increase in term deposits in fiscal 2004.

Interest expense decreased by 34.4% from Rs.4,090.4 million in fiscal 2003 to Rs.2,684.3 million in fiscal 2004, primarily due to access to low-cost international debt, repayment of higher interest-bearing long-term loans as well as a general decline in interest rates. Our weighted average interest rate on short-term debt declined to 5.87% in fiscal 2004 from 9.76% in fiscal 2003. Similarly, our weighted average interest rate on long-term debt declined to 7.35% in fiscal 2004 from 11.16% in fiscal 2003.

Non-operating revenue increased by 54.2% from Rs.1,391.1 million in fiscal 2003 to Rs.2,144.6 million in fiscal 2004, primarily due to higher income from investments and higher exchange gains, partially offset by non-recurrence of gain on sales of assets.

Income Taxes

Income tax expense increased to Rs.5,264.0 million in fiscal 2004, compared to Rs.1,888.4 million in fiscal 2003. This change was primarily a result of the substantial increase in income before income taxes. The effective tax rate for fiscal 2004 decreased to 37.5% from 40.8% for fiscal 2003. As we were required to pay a Minimum Alternate Tax on our book profits, which cannot be carried forward, our effective tax rate was higher than the applicable marginal tax rate of 35.875% in fiscal 2004.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Share of minority interest in profits of consolidated subsidiaries was Rs.228.9 million in fiscal 2004 compared to share in profits of Rs.14.7 million in fiscal 2003. This change was due to the improved performance of the majority of our consolidated subsidiaries, partially offset by the losses of TAL Manufacturing Solutions Ltd. and Tata Precision Industries Pte. Ltd.

Equity in earnings of affiliates amounted to Rs.363.4 million in fiscal 2004 compared with Rs.46.1 million in fiscal 2003. This change was primarily due to the improved performance of Tata Cummins Ltd., Nita Co. Ltd. and Tata Holset Ltd., our affiliate companies.

Net Income

Our consolidated net income was Rs.8,899.9 million in fiscal 2004, compared to a net income of Rs.2,769.3 million in fiscal 2003. The increase was the result of:

•	Increased operational economies due to a 42.9% increase in vehicle unit sales.

•	Continued cost reduction partially offset by an increase in input commodity prices. Due to the substantial increase in commodity prices during fiscal 2004 due to global demand factors, our Raw Material Cost as a proportion of our Total Revenues increased to 60.1% in fiscal 2004 from 59.6% in fiscal 2003. However, we were able to bring down the other elements of cost of sales from 17.7% in fiscal 2003 to 17.3% in fiscal 2004.

•	Our operating margin increasing to 10.2% in fiscal 2004 compared to 7.2% in fiscal 2003. The operating income of our automotive segment increased 107.7% to Rs.11,770.7 million while operating income of our other operations segment increased by 115.1% to Rs.1,603.5million in fiscal 2004.

•	34.4% reduction in interest cost from Rs.4,090.4 million in fiscal 2003 to Rs.2,684.3 million in fiscal 2004.

•	54.2% increase in non-operating revenue to Rs.2,144.6 million in fiscal 2004 as compared to Rs.1,391.1 million in fiscal 2003.

Fiscal Year Ended March 31, 2003 Compared to Fiscal year ended March 31, 2002

Revenues

Our total consolidated revenues increased to Rs.95,730.5 million for fiscal 2003, an increase of Rs.19,038.9 million, or 24.8%, compared to fiscal 2002. This increase principally reflects the impact of a 20% increase in vehicle unit sales, higher after-sales components sales, increased financing income and improved operations of the consolidated subsidiaries.

Revenues for fiscal 2003 increased by 29.1% to Rs.90,539.7 million in India and decreased by 21.2% to Rs.5,190.8 million in all other markets, compared to fiscal 2002.

The following is a discussion of our revenues for each of our business segments.

Automotive Operations Segment

Automotive operations constitute the largest portion of our revenues. Revenues from this segment increased by Rs.17,059.6 million, or 23.5%, to Rs.89,673.9 million in fiscal 2003 compared to fiscal 2002. This increase was primarily due to the:

•	24.1% increase in domestic vehicle unit sales in India

•	30.2% increase in automotive financing income to Rs.976.7 million.

These increases were partially offset by a 29.6% decline in vehicle unit sales outside India

Other Operations Segment

Revenues from our other operations increased by Rs.1,979.3 million, or 48.5%, to Rs.6,056.6 million in fiscal 2003 compared to fiscal 2002. This increase resulted primarily from the impact of increased revenue from the automotive components and construction equipment businesses and the acquisition of Concorde Motors.

Operating Costs and Expenses

Operating costs and expenses increased by Rs.11,354.3 million, or 14.7%, to Rs.88,817.3 million during fiscal 2003 compared to fiscal 2002.

Cost of sales increased by 18.9% from Rs.62,243.8 million in fiscal 2002 to Rs.74,038.5 million in fiscal 2003. The increase primarily reflects the combined impact of increased automotive unit sales and an increase in input prices, partially offset by the impact of continued cost cutting efforts as well as the non-recurrence of provisions pertaining to automotive dies carried out in fiscal 2002. Cost of sales as a percentage of total revenues decreased to 77.3% during fiscal 2003 from 81.2% in fiscal 2002 resulting in gross margin increasing from 18.8% in fiscal 2002 to 22.7% in fiscal 2003.

Cost reductions in fiscal 2003 were primarily achieved through value engineering/value analysis, vendor consolidation, commonalization of components and e-sourcing, and a reduction in conversion and fixed costs.

Selling, general and administrative expenses increased by 0.7% from Rs.13,118.1 million in fiscal 2002 to Rs.13,210.0 million in fiscal 2003. This increase is primarily due to the increased automotive unit sales and higher sales promotion activities on account of the launch of new vehicle models, partially offset by continuing cost reduction efforts. Selling, general and administrative expenses as a percentage of total revenues decreased to 13.8% during fiscal 2003 from 17.1% in fiscal 2002.

Research and development expenses increased by 26.5% from Rs.1,214.4 million in fiscal 2002 to Rs.1,536.2 million in fiscal 2003, primarily as a result of increased activities relating to the development of new models, upgrading of existing models, and technologies to meet emission and safety regulations in India and overseas markets.

During fiscal 2002, we had undertaken an Employee Separation Scheme, or ESS, that resulted in an expense of Rs.886.7 million towards lump sum payments and pensions to 1,889 employees who opted for the scheme, compared to ESS-related expenses of Rs. 32.6 million in respect of 87 employees who submitted to the ESS during fiscal 2003.

Operating Income

Our consolidated operating income increased by Rs.7,684.6 million to Rs.6,913.2 million in fiscal 2003 compared with an operating loss of Rs.771.4 million in fiscal 2002. This change was primarily driven by growing sales, continued reductions in raw material costs and fixed overhead and lower ESS expenses. The increase was partially offset by the increase in selling, general and administrative expenses and research and development expenses.

The following is a discussion of operating income for each of our business segments.

Automotive Operations Segment

Operating income from our automotive operations increased by Rs.6,564.2 million to Rs.5,666.5 million in fiscal 2003 compared to an operating loss of Rs.897.7 million in fiscal 2002. This increase was primarily due to domestic vehicle unit sales growth of 24.1%, higher finance income and continued cost reduction measures. The increase was partially offset by an increase in selling, general and administrative expenses.

Other Operations Segment

Operating income from our other operations increased by Rs.693.4 million to Rs.745.4 million in fiscal 2003 compared to Rs.52.0 million in fiscal 2002. This increase was primarily due to general profitability improvements in the operations of consolidated subsidiaries, especially in the automotive components and construction equipment businesses.

Other Income and Expenses

Total non-operating expenses decreased by 20.8% from Rs.2,888.2 million in fiscal 2002 to Rs.2,286.9 million in fiscal 2003, primarily due to a decrease in interest expense, which was partially offset by a decrease in non-operating revenue.

Non-operating revenue decreased by 27.8% from Rs.1,927.9 in fiscal 2002 to Rs.1,391.1 million in fiscal 2003, primarily due to non-recurring income in fiscal 2002 and a reduction in income from investments, partially offset by income from sales of property in fiscal 2003.

Interest income increased by 7.5% to Rs.412.4 million in fiscal 2003 compared to Rs.383.8 million in fiscal 2002, due to an increase in term deposits and interest received on certain non-recurring refunds, partially offset by declining interest rates on our deposits.

Interest expense decreased by 21.3% from Rs.5,199.9 million in fiscal 2002 to Rs.4,090.4 million in fiscal 2003, primarily due to repayment of high cost debt and prudent working capital management leading to substantially lower borrowings as well as a general decline in interest rates. Our weighted average interest rate on short-term debt declined from 10.6% in fiscal 2002 to 9.76% in fiscal 2003, while that on our long-term debt declined from 12.06% in fiscal 2002 to 11.16% in fiscal 2003.

Income Taxes

Income tax expense increased to Rs.1,888.4 million in fiscal 2003, compared to an income tax benefit of Rs.513.0 million in fiscal 2002. This change was primarily a result of the substantial increase in income before income taxes. The effective tax rate for fiscal 2003 was 40.8%. As we are required to pay a Minimum Alternate Tax on our book profits, which cannot be carried forward, our effective tax rate in fiscal 2003 was higher than the applicable marginal tax rate of 36.75%.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Share of minorities interest in consolidated subsidiaries changed from a loss of Rs.86.4 million in fiscal 2002 to a share of profits of Rs.14.7 million in fiscal 2003. This change was primarily due to the improved performance of the majority of consolidated subsidiaries, partially offset by losses at TAL Manufacturing Solutions Ltd. and Concorde Motors Ltd. in fiscal 2003.

Equity in earnings of affiliates amounted to Rs.46.1 million in fiscal 2003 compared with a net loss of Rs.353.7 million in fiscal 2002. This change was primarily due to improved performances by affiliates, partially offset by a change in the status of Concorde Motors Ltd. from affiliate to subsidiary, and the carrying value of investments in Tata Finance Ltd., an affiliate, being reduced to nil in fiscal 2002.

Net Income

We had a turnaround performance in fiscal 2003, with consolidated net income of Rs.2,769.3 compared to a net loss of Rs.3,413.9 million in fiscal 2002. This was a result of

•	The improvement in the performance of our automotive operations in fiscal 2003 primarily due to a 20% increase in total vehicle unit sales to 219,859 and significantly lower cost of sales.

•	Cost reduction efforts through value engineering/value analysis, vendor consolidation, commonizing components and e-sourcing, and a reduction in conversion and fixed costs resulting in raw materials cost, as a ratio to total revenues, declining from 61.1% in fiscal 2002 to 59.6% in fiscal 2003.

•	Reduced expenses on Employee Separation Scheme of Rs.32.6 million in fiscal 2003 compared to Rs.886.7 million in fiscal 2002

•	A 21.3% reduction in interest expenses from Rs.5,199.9 million to Rs.4,090.4 million due to soft interest rates in the Indian economy and a 32.7% reduction in our overall debt in fiscal 2003 compared to fiscal 2002.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate and reevaluate our estimates, which are based on historical experience, industry standards, economic conditions and various other assumptions that we believe are reasonable based on currently available information. The results of these evaluations and reevaluations form the basis for our judgments about the carrying values of our assets and liabilities and the reported amounts of our revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates, and these estimates could differ under different assumptions. We believe the following accounting policies are important to our financial condition and results and require the most significant management judgments and estimates.

Property, plant and equipment

We state property, plant and equipment at cost of acquisition or construction less accumulated depreciation. Cost includes the purchase price, taxes and duties, labor cost and direct overheads for self constructed assets, interest cost during the construction period and other direct costs incurred up to the date the asset is available for use.

We provide depreciation at rates prescribed by the Indian Companies Act, which approximate estimated useful lives on a straight-line basis.

We review our estimated useful lives on an ongoing basis to ensure that they are appropriate. We also test our long lived assets for impairment using undiscounted cash flows whenever events or circumstances arise that may indicate impairment. If we find that a long lived asset is impaired, we write its value down to our estimate of fair value. We also write off any plant that relates to vehicle models that we no longer produce or that are obsolete.

Product Warranty

Vehicle warranties are provided for a specified period of time or for a number of kilometers with respect to which the vehicle is used. Our vehicle warranty obligations vary depending upon the type of the product, geographical location of its sale and other factors.

The estimated liability for vehicle warranties is recorded at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims and management estimates regarding possible future incidence in the light of actions on product failures.

Changes in warranty provisions as a result of changes in estimated future warranty costs and any additional costs in excess of estimated costs relating to prior provisions can materially affect our net profit. Determining the amount of warranty cost provisions requires our management to estimate the frequency and amount of future claims, which are inherently uncertain. Our policy is to continuously monitor warranty liabilities to determine the adequacy of warranty provisions and to maintain warranty provision at an amount our management deems adequate to cover estimated future warranty costs. Actual claims incurred in the future may differ from our original estimates, which may result in a material change in warranty provisions.

Retirement Benefits

Pension and other post-retirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors.

Any shortfall is treated as an expense in the year incurred.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement costs and obligations and post-employment benefit costs.

Finance Receivables, deferred origination costs and allowance for credit losses

We finance vehicle sales with hire purchase financing provided to our customers. Finance receivables that we have the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding unpaid principal balance reduced by a valuation allowance and net of any deferred origination costs.

Origination fees and certain direct origination costs are deferred and amortized as an adjustment to the yield of the related finance receivable.

We establish a specific and unallocated allowance for credit losses for finance receivables, based on management’s best estimate of losses inherent in the finance receivable portfolio.

B. Liquidity and Capital Resources.

We fund our capital requirements through a variety of sources, including cash from operations, short- and long-term lines of credit, capital market borrowings and sales from time to time of our assets and investments We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown in India, which is beyond our control, and therefore a decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner, or at all.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

	Year ended March 31,			Percentage Change
	2002	2003	2004	2002 to 2003	2003 to 2004
	(Rs. Millions)
Net Cash provided by Operating Activities:	5,208.7	15,714.1	27,592.7	202%	76%
Net Income	(3,413.9)	2,769.3	8,899.9
Adjustments	5,371.9	5,548.0	8,209.2
Changes in Operating Assets and Liabilities	3,250.7	7,396.8	10,483.6

Net Cash used in Investing Activities	1,433.1	5,854.1	25,436.5	308%	335%
Net Purchases of Tangible and Intangible Assets	2,113.3	2,228.7	2,441.1
Net Purchases of Investments	(1,971.2)	879.7	18,799.1
Acquisition of Subsidiaries, Net of Cash Acquired	0.1	88.2	1,161.3
Change in Finance Receivables (net of proceeds from sale)	1,294.8	2,702.2	3,095.7
Others	(3.9)	(44.7)	(60.7)

Net Cash used in Financing Activities	1,630.0	10,414.1	(2,157.9)	539%	n/a
Equity Issuance	34.3	0.9	2,304.9
Dividends Paid (including to minority shareholders of subsidiaries)	4.2	—	3,034.5
Net Debt Repayments	1,660.1	10,415.0	(2,887.5)

Net cash provided by operating activities was Rs.5,208.7 million, Rs.15,714.1 million and Rs.27,592.7 million in fiscal 2002, 2003 and 2004, respectively. The increases during fiscal 2003 and 2004 was primarily due to increases in income from our automotive operations. In addition, we have been able to generate cash from operating activities through reductions in accounts receivable and inventory reductions. Receivable reductions have been achieved by encouraging cash sales and faster payments on credit sales. Our accounts receivable declined by Rs.1,859.1 million, Rs.1,155.1 million and Rs.2,646.0 million in fiscal 2002, 2003 and 2004, respectively. We have reduced our inventory from the equivalent of 48 days of gross sales in fiscal 2002 to 44 days in fiscal 2003 and 34 days in fiscal 2004.

Net cash used in investing activities was Rs.1,433.1 million, Rs.5,854.1 million and Rs.25,436.5 million in fiscal 2002, 2003 and 2004, respectively. The increase during fiscal 2004 compared to fiscal 2003 was primarily due to increases in our investments as we deployed excess cash in liquid investments and property, plant and equipment and in finance receivables. The increase in net cash used in investment activities during fiscal 2003 compared to fiscal 2002 resulted primarily from investments in property, plant and equipment, purchases of available-for-sale investments, investments in affiliates and finance receivables. These increases were partially offset by an increase in proceeds from the sale of properties.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were Rs.2,490.4 million, Rs.2,650.6 million and Rs.2,659.3 million in fiscal 2002, 2003 and 2004, respectively. The increases resulted primarily from the increase in maintenance capital expenditure.

Net cash used in financing activities was Rs.1,630.0 million and Rs.10,414.1 million in fiscal 2002 and 2003, respectively. In fiscal 2004 there was a net cash inflow of Rs.2,157.9 from financing activities. The net outflow in fiscal 2002 and 2003 related primarily to repayments of long-term debt and short-term borrowings and, for fiscal 2003, a decrease in proceeds from the issuance of long-term debt. For fiscal 2004, the net inflow from financing activities resulted primarily from equity issuance on exercise of outstanding warrants and new debt issuances, partially offset by dividend payments to shareholders.

In view of our profitable performance in fiscal 2003 and 2004, we paid dividends in respect of both years, after not declaring dividends in respect of either fiscal 2001 or 2002. For fiscal 2003, we declared dividends (including dividend tax thereon) totaling Rs.1,443.0 million, which was paid on July 21, 2003. For fiscal 2004, we declared an interim dividend totaling Rs.1,578.8 million and a final dividend totaling Rs.1,615.4 million. The interim dividend was paid on February 20, 2004 and the final dividend was paid on July 9, 2004.

Balance Sheet Data

Our total assets were Rs.78,762.0 million and Rs.113,875.4 million as of March 31, 2003 and 2004, respectively. The increase in fiscal 2004 was primarily due to increases in investments, significantly cash and cash equivalents, short-term bank deposits and our acquisition of DWCV (now TDCV). Inventory and receivables also increased in light of higher sales volumes.

Our Stockholders’ equity was Rs.20,915.6 million and Rs.37,377.6 million as of March 31, 2003 and 2004, respectively. The increase during fiscal 2004 was primarily due to exercise of outstanding warrants and conversion of outstanding convertible debt securities, increase in net income and unrealized gain on available for sale securities of Rs.4,714.4 million, partially offset by dividends paid of Rs.3,021.8 million. Paid-in capital increased from Rs.3,198.3 million to Rs.3530.0 million and additional paid-in-capital increased from Rs.21,459.4 million to Rs.26,872.3 million.

As of March 31, 2004, we had cash and cash equivalents of Rs.6,511.1 million held primarily in Indian rupees, short-term bank deposits of Rs.2,727.7 million and investments available for sale of Rs.24,150.3 million. In comparison, as of March 31, 2003, we had cash and cash equivalents of Rs.2,758.7 million and available-for-sale investments of Rs.3,133.8 million.

Gross accounts receivables increased during fiscal 2004 by Rs.2,738.4 million to Rs.9,481.3 million as of March 31, 2004 primarily due to higher sales, partially offset by quicker collections on our credit sales.

Inventories increased during fiscal 2004 by Rs.1,603.9 million to Rs.15,143.7 million as of March 31, 2004, primarily reflecting the impact of increased unit production and sales volumes. However, as a result of stringent inventory management and controls, we reduced our inventory from the equivalent of 44 days of gross sales in fiscal 2003 to 34 days in fiscal 2004.

Gross finance receivables (excluding non-current receivables) increased during fiscal 2004 by Rs.1,254.8 million to Rs.3,898.4 million as of March 31, 2004. This increase was primarily due to higher customer financing in light of increased unit sales.

Our investment portfolio increased by Rs.21,314.3 million during fiscal 2004 to Rs.27,052.3 million as of March 31, 2004. The increase was primarily due to investments in mutual funds where we deployed surplus cash, and unrealized gain on our available-for-sale investments.

Capital Expenditure

We have invested approximately Rs.7,800 million over the last three fiscal years to fund our planned capital expenditure and our program for the modernization of our production facilities. Capital expenditure totaled Rs.2,490.4 million, Rs.2,650.6 million and Rs.2,659.3 million in fiscal 2002, 2003 and 2004, respectively. Our capital expenditures during the past three years have related mostly to the introduction of new products and quality and reliability improvements leading to operating cost reductions.

We expect to continue to make investments in our business units and research and development over the next several years, including committed capital expenditures for our ongoing projects, product development programs and investment for mergers, acquisitions and strategic alliances, as well as new projects. In particular, we have been implementing a program to build and expand our presence in the passenger vehicle market and to expand and enhance our pre-eminent position in the Indian commercial vehicle market, both by improving our existing product range and developing new products and platforms. As part of our future growth strategy, we have a capital expenditure plan as of March 31, 2004 aggregating approximately Rs.51,800 million for fiscal 2005, 2006 and 2007. Future capital expenditure is expected to focus on the introduction of new products, the balancing and enhancement of plant capacity, modernization of existing plant, property and equipment, improvement of plant productivity, and the quality and reliability of our products. These expenditures are expected to be funded through a combination of internally generated cash, existing investible surplus available in the form of cash, cash equivalents and investment securities, remaining proceeds from exercise of warrants as result of our rights issue in fiscal 2002 of Rs.9,787 million of simultaneous but unlinked convertible and non-convertible debentures with warrants and other external financing sources. We have also agreed to purchase or arrange the purchase of preference shares issued by Tata Finance Ltd. up to a maximum amount of approximately Rs.1,500 million. We have undertaken this obligation in order to assist Tata Finance Ltd. to secure its financing on more favorable terms, and in turn to facilitate the offering of lower cost financing to our customers.

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, through overdraft facilities with domestic banks, short- and medium-term borrowings from lending institutions and issuance of medium-term debentures. The maturities of these short- and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had short-term borrowings (including the current portion of long-term debt) of Rs.5,713.8 million and Rs.7,758.9 million as of March 31, 2003 and 2004, respectively. We had unused short-term credit facilities of Rs.13,748.8 million and Rs.11,486.4 million available for drawing as of March 31, 2003 and 2004, respectively.

An increasing portion of our funding requirements is being met through financings in the international capital markets, as well as through rupee-denominated loans from banks, other financial institutions and government bodies. We expect to continue to meet a large portion of our future financing requirements in this manner.

On June 20, 2003 we entered into a loan agreement with the International Finance Corporation, or IFC, pursuant to which we have drawn down a total of US$50 million. As a condition to any disbursement of these funds, we agreed to certain financial and other covenants. Repayment of any borrowed funds is required to be made in installments beginning April 2008 until April 2011. In addition, on September 5, 2003 we entered into a loan agreement with the State Bank of India, pursuant to which we borrowed the equivalent of US$21 million in rupee-denominated funds.

In July 2003, we raised US$100 million through an offering of 1% convertible notes, due in 2008. The notes are convertible into ordinary shares or GDSs at a price of Rs.250.745 (US$5.43) per ordinary share and are subject to redemption at our option any time after July 31, 2006.

On March 8, 2004, our Board of Directors approved the raising of an additional US$500 million of funds, which was approved by a general meeting of our shareholders on April 8, 2004. On April 27, 2004, we raised US$400 million through a two-tranche offering of zero coupon and 1% convertible notes due in 2009 and 2011, respectively. The US$100 million zero coupon notes, due in 2009, are convertible into ordinary shares or global depositary shares at a price of Rs.573.106 (US$13.069) per share, subject to adjustment, from and including June 7, 2004 and are subject to redemption at our option any time on or after April 27, 2005. The US$300 million 1% notes, due in 2011, are convertible into ordinary shares or global depositary shares at a price of Rs.780.400 (US$17.797) per share, subject to adjustment, from and including June 7, 2004. We plan to raise the equivalent of the remaining $100 million of approved funding through rupee-denominated borrowings. We expect to use these and any other funds we may raise in the future to meet future capital expenditure requirements for product development programs and for the purposes of funding any mergers, acquisitions or strategic alliances we enter into in either domestic or international markets, including the re-financing of our acquisition of DWCV (now TDCV), subject to applicable Indian laws.

Our ability to incur additional debt in the future is subject to a variety of uncertainties including, among other things, the amount of capital that other Indian entities may seek to raise in the domestic and foreign capital markets, economic and other conditions in India that may affect investor demand for our securities and those of other Indian entities, the liquidity of Indian capital markets and our financial condition and results of operations.

The following table sets forth our short-term and long-term debt as of the dates indicated.

	As at March 31,
	2003	2004
	(Rs. millions)
Total Short-Term Debt	2,117.6	4,941.0
Total Current Portion of Long-Term Debt	3,596.2	2,817.9
Long-Term Debt net of Current Portion	13,877.4	10,804.1

Total Debt	19,591.2	18,563.0

During fiscal 2003 and 2004 the effective weighted average interest rate on our long-term debt was 11.16% and 7.35% per annum, respectively.

As of March 31, 2004, approximately 36.4% of our long-term debt was denominated in rupees and the balance was denominated in dollars and other non-rupee currencies. During fiscal 2003, we were able to restructure our debt portfolio and reduce the effective cost of borrowing. We prepaid Rs.5,250.4 million of our outstanding loans and restructured Rs.1,500.0 million of debt at a lower interest rate. We raised Rs.1,000 million by way of long-term borrowings during fiscal 2003 to effect the debt repayments.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2004.

Payments Due by Period	(amounts in Rs. millions)
Repayment within 1 year	2,817.9
After one and up to two years	1,334.9
After two and up to five years	7,761.3
After five and up to ten years	1,707.9

Total	13,622.0

Some of our long-term debt agreements contain financial covenants that require us to satisfy and/or maintain financial tests and ratios on a non-consolidated basis under Indian GAAP, including minimum tangible net worth, restrictions on the ratio of total liability to tangible net worth and certain cash flow ratios, among others. The terms of certain of our long-term debt agreements requires us to obtain prior consent for certain specified actions including amendment of our charter documents and for creation of any lien on our properties other than for specified purposes.

As a result of our debt reduction during fiscal 2003 and 2004, our consolidated ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under US GAAP declined from 0.80 to (0.16) as of March 31, 2003 and 2004, respectively. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this registration statement.

The following table sets forth our contingent liabilities as of the dates indicated.

	As at March 31,
	2003	2004
	(Rs. millions)
Sales tax	2,237.4	2,443.1
Excise duties	3,265.0	446.0
Claims by third parties(1)	3,340.7	2,520.9
Other contingencies(2)	8,034.9	10,011.6

Total	16,878.0	15,421.6

(1)	Claims by third parties include claims by income tax and other revenue authorities and distributors. See “— Legal Proceedings” in Item 4B. of this registration statement.
(2)	Other contingencies consisted of:

•	Rs. 4,459. 5 million and Rs.4,607.0 million for fiscal 2003 and 2004 respectively with respect to liabilities for bills discounted and export sales on deferred credit,

•	Rs.1,238.1 million and Rs.1,497.2 million for fiscal 2003 and 2004 respectively with respect to other guarantees, including with respect to receivables assigned by way of securitization,

•	Rs.1,500.0 million and Rs.1,500.0 million for fiscal 2003 and 2004 respectively with respect to the obligation of the Company to purchase preference shares of Tata Finance Limited on the occurrence of certain events,

•	Rs.834.9 million and Rs.2,405.0 million for fiscal 2003 and 2004 respectively with respect to executory contracts on capital accounts and not otherwise provided for and

•	Rs.2.4 million and Rs.2.4 million for fiscal 2003 and 2004 respectively with respect to arrears of cumulative preference share dividends.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in our accounts and, if the matter is material, the estimated loss is disclosed in our financial statements. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered reasonably possible are not provided for in our accounts but, if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as reasonably possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 21 of our audited consolidated financial statements for additional information regarding our material claims and contingencies.

Since fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty, subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost insurance freight value of these imports, over a period of 12 years from the date of obtaining the special license. We currently hold four licenses that require us to export our products of a value of approximately US$1.96 billion between 1997 and 2014, and we carefully monitor our progress in meeting our incremental milestones. Of this amount, we have already achieved exports of approximately US$842.4 million as of March 31, 2004, which exceeded our export milestone at that stage by approximately US$238.1 million. This leaves us with a remaining obligation to export products of a value of approximately US$1.12 billion by September 25, 2014. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligations in the required time frame.

Finance Receivables

In fiscal 2003 and 2004, 9% and 8%, respectively, of our sales volumes were financed under hire-purchase contracts. As of March 31, 2003 and 2004, our finance receivable portfolio was comprised of 45,134 contracts and 60,676 contracts, respectively, with gross stock-on-hire of approximately Rs.12,638 million and Rs.16,977 million, respectively. We follow stringent norms for selection of our finance customers to ensure the quality of our portfolio, including restricting maximum finance to 75% of the chassis price and 80% of the vehicle price and requiring securities such as fixed deposits from banks or public limited companies. We originate all the contracts through our authorized dealers with whom we have long-term agreements. All our marketing and sales activity is undertaken through dealers including our Bureau of Hire Purchase Credits and collections are carried out by our authorized dealers.

We securitize or sell most of our finance receivables on a regular basis to monetize these assets. We undertake a sale of the receivables in respect of finance agreements due from pools of purchasers. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that we receive as to the marketability of a pool. We undertake these securitizations of our receivables in either or both of the following forms:

•	assignment of the receivables due from purchasers under hire-purchase agreements; and

•	securitization of receivables due from purchasers by means of private placement.

We act as collection agent on behalf of the investors, representatives, special purpose vehicles or banks in whose favor the receivables are to be assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization in respect of which pass-through certificates are issued to investors. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the hire-purchase agreements to the content specified by rating agencies by any one or all of the following methods:

•	by furnishing to investors a bank guarantee guaranteeing the obligations of the purchasers and the undertakings to be provided by us;

•	by depositing, in favor of the investors, amounts not exceeding 5% of the gross receivables as cash collateral to secure the obligations of the purchasers and our obligations as the collection agent; and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

The following table sets forth details of the securitization undertaken by us as of the periods indicated:

	Year Ended March 31,
	2003	2004
	(Rs. millions, except percentages)
Securitized value	27,689.7	35,489.2
Balance payable	6,659.5	8,186.4
Overdue as a % of amount securitized	1.0%	0.8%

Recent Developments

Interim and Final Dividend for Fiscal 2004

Our Board of Directors, at its meeting on January 22, 2004, recommended payment of an interim dividend of Rs.4 per ordinary share on account of our profitable performance for the first three quarters of fiscal 2004. This dividend (including the dividend tax thereon), aggregating Rs.1,578.9 million, was paid on February 20, 2004. At a meeting held on July 8, 2004, our shareholders confirmed the above interim dividend and declared a further final dividend of Rs.4 per ordinary share for fiscal 2004. This final dividend (including the dividend tax thereon), aggregating Rs.1,615.4 million, was paid to the shareholders on July 9, 2004.

Acquisition

On March 30, 2004, we acquired Daewoo Commercial Vehicle Co. Ltd. of South Korea, which has been renamed Tata Daewoo Commercial Vehicle Co. Ltd. See “Item 4. Information on the Company — Business Overview — Acquisition of Daewoo Commercial Vehicle Co. Ltd., Korea” for further details on this proposed acquisition.

Issuance of Convertible Notes

In April 2004, we raised US$400 million (approximately Rs.17,540 million) through an offering of US$100 million (approximately Rs.4,385 million) of zero coupon convertible notes due in 2009 (the “2009 Notes”) and US$300 million (approximately Rs.13,155 million) of 1% convertible notes due in 2011 (the “2011 Notes”). The 2009 Notes are convertible into Shares or GDSs at a price of Rs.573.106 (US$13.070) per ordinary share, subject to adjustment, and are subject to redemption at our option at any time after April 27, 2005. The 2011 Notes are convertible into Shares or GDSs at a price of Rs.780.400 (US$17.797) per ordinary share, subject to adjustment, and except in the event of certain changes relating to taxation in India, are not subject to redemption at our option prior to maturity.

Unconsolidated Indian GAAP Financial Information as of and for the Three Months Ended June 30, 2003 and 2004.

As a result of our shares being listed on the BSE, the NSE and other stock exchanges in India, we are required to file our unconsolidated financial information on a quarterly basis and consolidated financial information on an annual basis with these stock exchanges. This information is prepared in accordance with Indian GAAP, which differs in some material respects from US GAAP. Please see Annex A to this registration statement for a description of material differences between Indian GAAP and US GAAP as they apply to us and a reconciliation of our net income in accordance with US GAAP and net profit or loss as determined under Indian GAAP for the years ended March 31, 2002, 2003 and 2004 and a reconciliation of our shareholder’s equity in accordance with US GAAP and shareholders’ funds as determined under Indian GAAP as of March 31, 2003 and 2004. In addition, by their nature, unconsolidated financial statements may not be comparable in all respects with our consolidated financial statements, and should not be compared to our consolidated financial statements for prior periods. Because we have released financial information as of and for the three months ended June 30, 2003 and 2004 in accordance with the rules of the Indian stock exchanges on which our shares are listed, we are required under applicable rules of the United States Securities and Exchange Commission to include this unconsolidated financial information in this registration statement.

The unconsolidated financial information summarized below does not consolidate the financial position and results of operations of any of our subsidiaries. This means that:

Intercompany sales, purchases and expenses between Tata Motors Ltd. and its subsidiaries are not eliminated; and

Individual assets, liabilities, revenue and expenses for our subsidiaries are not included in the unconsolidated financial statement.

Other amounts in other line items may be materially different in our unconsolidated financial statements from our consolidated financial statements. We can give no assurance what the relative level of unconsolidated and consolidated assets, net sales, net income or any other financial statement line item will be for the fiscal year ending March 31, 2005. Our unconsolidated results of operations for the three months ended June 30, 2004 may not be indicative of our unconsolidated or consolidated results of operations for the fiscal year ending March 31, 2005.

The following summary unconsolidated financial information has been prepared in accordance with Indian GAAP. The financial information as of and for the three months ended June 30, 2003 is unaudited. The financial information as of and for the three months ended June 30, 2004 has been jointly audited by S.B. Billimoria & Co. and A.F. Ferguson & Co.

Net Sales

Our unconsolidated Net Sales increased 42.8% from Rs.25,024 million for the three months ended June 30, 2003 to Rs.35,741 million for the three months ended June 30, 2004, primarily as a result of a 40.6% increase in overall unit sales, including a 17.2% increase in unit exports.

Due to an upturn in the Indian economy, our sales increased in the domestic market by 42.1% to 80,658 units for the three months ended June 30, 2004 from 56,761 units in the three months ended June 30, 2003. Export sales also increased, from 3,635 vehicles for the three months ended June 30, 2003 to 4,260 vehicles for the three months ended June 30, 2004.

Consumption of Raw Materials and Components

Our unconsolidated consumption of raw materials and components after accounting for change in stock increased 46.1% from Rs.15,967 million for the three months ended June 30, 2003 to Rs.23.328 million for the three months ended June 30, 2004. This reflected a significant increase in overall sales and was primarily due to an increase in production to meet demand for our vehicles as well as increases in input costs.

Staff Cost

Our unconsolidated staff costs increased 27.2% from Rs.1,856 million in the three months ended June 30, 2003 to Rs.2,361 million for the three months ended June 30, 2004. This increase was primarily due to salary increases during the period and the impact of the new wage agreements for our Pune plant, which became effective from September 1, 2003, for our Mumbai offices which became effective from January 1, 2004 and for our Jamshedpur and Pune car plants which became effective from April 1, 2004.

Operating Profit

Our unconsolidated operating profit increased 29.5% from Rs.3,316 million for the three months ended June 30, 2003 to Rs.4,294 million for the three months ended June 30, 2004. This increase was primarily due to an increase in overall sales volumes, a more profitable product mix and our continued cost management efforts during the period.

Our unconsolidated operating margin, calculated by dividing unconsolidated operating profit by unconsolidated net sales, for the three months ended June 30, 2004 was lower at 12.0% of unconsolidated net revenues compared to 13.3% for the three months ended June 30, 2003. This was primarily due to input cost increases which could not be fully passed through in the form of higher vehicle sales prices.

Other Income

Our unconsolidated other income increased from Rs.105 million for the three months ended June 30, 2003 to Rs.412 million for the three months ended June 30, 2004. This increase was primarily due to higher dividend income received from subsidiaries and affiliates as well as from mutual fund investments.

Interest Expense

Our unconsolidated net interest expense decreased 22.7% from Rs.538 million for the three months ended June 30, 2003 to Rs.416 million for the three months ended June 30, 2004. This decrease was primarily due to lower weighted average interest rates on our outstanding loans and higher capitalization of interest, partially offset by additional interest payment on newly issued convertible notes.

Product Development, Depreciation and Amortization

Our unconsolidated product development expenses increased 132.6% from Rs.114 million for the three months ended June 30, 2003 to Rs.266 million for the three months ended June 30, 2004. This reflects our continued focus on research and development in introducing product enhancement and facelifts as well as upgrades of existing products.

Our unconsolidated depreciation and amortization expense increased 5.7% from Rs.930 million for the three months ended June 30, 2003 to Rs.983 million for the three months ended June 30, 2004. This increase was primarily due to increases in our total assets.

Income Tax

Our unconsolidated income tax charge increased from Rs.634 million for the three months ended June 30, 2003 to Rs.797 million for the three months ended June 30, 2004. This was due to our higher income before tax for the three months ended June 30, 2004 compared to the three months ended June 30, 2003.

Net Profit

Our unconsolidated net profit increased 122.7% from Rs.1,003 million for the three months ended June 30, 2003 to Rs.2,234 million for the three months ended June 30, 2004.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.B of this registration statement for the information required by this item.

D. Trend Information.

Please see Item 5.A of this registration statement for the information required by this item.

E. Off-balance Sheet Arrangements.

We use off-balance sheet arrangements where the economics and sound business principles warrant their use. Our principal use of off-balance sheet arrangements occurs in connection with the securitization and sale of finance receivables generated in the ordinary course of our business. The receivables securitized and sold consist primarily of retail loans secured by vehicles sold through our dealer network.

Assets in off-balance sheet entities were as follows:

	As at March 31,
	2003	2004	2004
	(in Rs. millions)		(in US $ millions)
Finance Receivables	4,710.8	6,971.3	160.6

We have provided bank guarantees aggregating Rs.1,192 million relating to certain securitized receivables to certain special purpose entities (“SPEs”). Our liability would crystallize in the event customers fail to fulfill their obligations under the contract and the SPE serves a notice of shortfall in collections on us. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event a guarantee is called, we have the right to repossess the financed vehicle and to auction the vehicle. The maximum potential amount of future payment would be required to make is Rs.1,192 million as at March 31, 2004. We have recognized a liability of Rs.137.5 million for these guarantees.

We also provided a letter of undertaking to a bank for extending a loan of $51.4 million (Rs.2,230.8 million) to TDCV. Under the terms of the letter of undertaking, if TDCV is unable to repay the loan, we shall take appropriate steps to ensure immediate repayment of the outstanding debt including, without limitation, infusion of additional equity or incurrence of additional debt.

We have entered into an agreement with ICICI Bank under which we are obliged to purchase or arrange to purchase preference shares amounting to Rs.1,500 million issued by Tata Finance Limited (“TFL”) and held by ICICI Bank if TFL fails to perform under its indenture for the preference shares. The term of this guarantee is until February 28. 2005. The maximum potential amount that we would be required to pay is Rs.1,500 million plus interest accrued from the date of default by TFL under the date the payment is made by us. The terms of the guarantee do not provide for any recourse provision.

F. Tabular Disclosure of Contractual Obligations.

Tabular Disclosure on Contractual Obligations

	(Rs. in millions)
	Total	Less than 1 year	1 year to 3 year	3 year to 5 year	5 year or more
Long Term Debts	13,622.0	2,817.9	2,117.0	6,979.2	1,707.9
Capital Leases	38.2	12.1	20.0	6.1	—
Operating Leases	30.4	14.2	8.6	7.6	—
Purchase obligations	2,331.3	2,138.9	192.4	—	—

Total	16,021.9	4,983.1	2,338.0	6,992.9	1,707.9

G. Safe Harbor.

Not applicable.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors

Under our Articles of Association, the number of our Directors cannot be less than three nor more than 15. At present there are 12 Directors, including a Steel Director and a Financial Institutions Director, and we have one alternate Director. Our Board of Directors, or the Board, has the power to appoint Managing Directors and Executive Directors.

Our Articles of Association provide that the Board of Directors of The Tata Iron and Steel Company Limited, or Tata Steel, which, with its subsidiary, owns, as of June 30, 2004, 9.09% of our shares, has the right to nominate one Director (the Steel Director) to the Board. Dr. J.J. Irani is the current Steel Director.

In addition our Articles of Association provide that our debenture holders have the right to nominate one Director (the Debenture Director) if the trust deeds relating to outstanding debentures require the holders to nominate a Director. Currently there is no Debenture Director. Also, the Articles provide that pursuant to the terms of loan agreements with financial institutions in India, those institutions have the right to nominate two Directors (each, the Financial Institutions Director) to the Board. The Financial Institutions as investors have appointed a representative on our Board, namely Mr. V. R. Mehta, who is the current Financial Institutions Director.

We also have a representative from DaimlerChrysler AG on our Board. The current nominee is Mr. Helmut Petri.

The Directors may be appointed by the Board or by a General Meeting of the shareholders. The Board may appoint any person as an additional Director, but such a Director must retire at the next Annual General Meeting unless re-elected by the shareholders after complying with the provisions of the Companies Act. A casual vacancy caused on the Board due to death or resignation of a sitting member can be filled by the Board; but such a person can remain in office only for the unexpired term of the person in whose place he was appointed and on the expiry of the term he will retire unless re-elected by the shareholders. The Board may appoint an alternate Director in accordance with the provisions of the Companies Act to act for a Director during his absence, which period of absence shall not be less than three months.

Two-thirds of the total numbers of Directors on the Board are subject to retirement by rotation, and of these Directors one third must retire every year. The Directors to retire are those who have been the longest in office. Our Directors are not required to hold any of our shares by way of qualification shares. Our day-to-day operations are being overseen by Mr. Ratan N. Tata as a member of the Committee of Directors comprising himself and Mr. R. Gopalakrishnan. The said Committee has delegated appropriate powers to the three Executive Directors to look after our day-to-day affairs.

As of June 30, 2004, our Directors and Executive Officers, in their sole and joint names, held beneficially an aggregate of 92,171 shares (approximately 0.03% of our issued share capital). In addition, some of our Directors hold as trustees for various non-affiliated trusts an aggregate of 355,146 shares (representing approximately 0.10% of our issued share capital).

The following table provides information about our current Directors and Executive Officers.

Name	Position	Date of Birth(1)	Year appointed as Director or Executive Officer	Expiration of Term	Number of shares beneficially owned as of March 31, 2004(2)
Ratan N. Tata	Chairman	Dec 28, 1937	1981	2007	52,056
N.A. Soonawala	Director	Jun 27, 1935	1989	2006	10,280
J.J. Irani	Director	Jun 2, 1936	1993	Non-rotational	3,183
J.K. Setna	Director	Aug 29, 1928	1993	2006	11,033
V.R. Mehta	Director	Jan 12, 1934	1998	Non-rotational	9,332
R. Gopalakrishnan	Director	Dec 25, 1945	1998	2007	3,750
N.N. Wadia	Director	Feb 15, 1944	1998	2005	Nil
Helmut Petri	Director	Jul 23, 1940	2000	2006	Nil
S.A. Naik	Director	Jun 22, 1930	2000	2007	1,310
Ravi Kant	Executive Director	Jun 1, 1944	1999	2005	Nil
P.P. Kadle	Executive Director & CFO	Jan 21, 1957	1996	2006	1,227
V. Sumantran	Executive Director	Sep 27, 1958	2001	2006	Nil
P.K.M. Fietzek	Alternate Director	Feb 2, 1939	2000	Alternate	Nil

(1)	The business address of each of our Directors and Executive Officers, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai – 400 001. The business address of Helmut Petri is DaimlerChrysler AG., D-70546, Stuttgart, Germany, the business address of P.K.M. Fietzek is Panoramastrasse 27, D-73760, Ostfildern, Germany, the business address of J.K. Setna is 5B, Saker Apartments, Pochkhanawala Road, Worli, Mumbai, 400 018, the business address of V.R. Mehta is Ganesh Deep, 373, Anand Vihar, Block ‘D’, New Delhi 110 092, the business address of N.N. Wadia is The Bombay Dyeing & Manufacturing Co. Ltd., Hemming Building Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, and the business address of S.A. Naik is 9/4, Moti Mahal, Jamshedji Tata Road, 195, Churchgate Reclamation, Mumbai 400 020.
(2)	Each of our Directors and Executive Officers beneficially owned less than 1% of our shares as of March 31, 2004.

Biographies

Set forth below is a short biography of each of our Directors and Executive Officers:

Mr. Ratan N. Tata (Chairman). Mr. Ratan N. Tata holds a B.Sc. (Architecture) degree from Cornell University, USA and has completed the Advanced Management Program at Harvard University, USA. He joined the Tata Group in 1962 and is the Chairman of the Tata group of companies and Tata Sons Limited, the holding company for the majority of the Tata group of companies. Mr. Tata has been on our Board since August 1981 and has spent more than 13 years in an executive capacity and is actively involved with product development and other business strategies pursued by us.

Mr. N.A. Soonawala. Mr. N.A. Soonawala is an honors graduate in commerce from the University of Bombay and a Chartered Accountant from the Institute of Chartered Accountants of India. He has wide exposure in the field of finance, including having previously worked with ICICI, Washington. He joined Tata Sons Limited in 1968 and was a Finance director until June 2000. He is on the boards of various Tata group companies and committees as Director. Mr. Soonawala has been on our Board since May 1989.

Dr. J.J. Irani. Dr. Jamshed Irani obtained a B.Sc. degree from Science College, Nagpur in 1956 with a Gold Medal in Geology and a M.Sc. (Geology) degree from the Nagpur University in 1958, both with first class. He also obtained M.Met. and Ph.D. degrees from the University of Sheffield, UK, in 1960 and 1963 respectively, with a Gold Medal for the Ph.D. Thesis. In 1993, the University of Sheffield conferred upon him the Honorary Degree of “Doctor of Metallurgy”. Dr. Irani was conferred an honorary knighthood in

1997 by the Queen of England for his contribution towards strengthening the Indo-British Partnership. He is also on the boards of various Tata companies and has been on our Board as a Tata Steel Nominee since June 1993.

Mr. J.K. Setna. Mr. J.K. Setna obtained a B.Com degree from University of Bombay, and is a Chartered Accountant from the Institute of Chartered Accountants of India. After a long and distinguished career with Ingersoll-Rand (India) Limited, where he retired as President in 1988 and Chairman in 1993, he has been on our Board since September 1993.

Mr. V.R. Mehta (Institutional Representative). Mr. V.R. Mehta holds a B.E. (Honours) degree from the University of Rajasthan. Mr. Mehta has considerable financial and project evaluation expertise, both at national and international levels. He played a key role in financial revamping and rationalization processes of major ports in India and has participated in important diplomatic missions and has represented the Government of India in International Conferences. Mr. Mehta has been on our Board since June 1998 as a Financial Institutions nominee.

Mr. R. Gopalakrishnan. Mr. R. Gopalakrishnan holds a Bachelor’s degree in Science and a B.Tech (Electronics) degree from the Indian Institute of Technology (IIT), Kharagpur. He is also an Executive Director of Tata Sons Limited and a member of the Group Executive Office of Tata Sons Limited, besides being on the Boards of various Tata companies. Prior to joining the Tata group in August 1998, he was the Vice-Chairman of Hindustan Lever Limited. With effect from January 2001, Mr. Gopalakrishnan has, together with the Chairman and Executive Director(s), the responsibility of overseeing our operations. Mr. Gopalakrishnan has been a Director on our Board since December 1998.

Mr. N.N. Wadia. Educated in the UK, Mr. N.N. Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group. He is also the Chairman/Trustee of various charitable institutions and non-profit organizations. Mr. Wadia has been on our Board since December 1998.

Mr. Helmut Petri. Mr. Petri studied at Gummersbach Engineering School and is presently the Chairman and Member of Board of Management of DaimlerChrysler India Ltd. As the Deputy Board Member of Mercedes Benz AG., he was responsible for research and development of passenger cars. Mr. Petri has been the representative of DaimlerChrysler AG on our Board since March 2000.

Mr. S.A. Naik. Mr. S.A. Naik, a B.Sc. and LLM, has a legal background. Prior to his retirement from the Industrial Development Bank of India, Mr. Naik was the Executive Director (Legal Advisor) in charge of its legal functions. He was also the Legal Advisor for SEBI when it was in its formation stage and is now Advisor to India Law Services, Mumbai. Mr. Naik was on our Board as nominee of the Industrial Development Bank of India from 1988 to 2000. On his nomination being withdrawn, he was appointed on our Board in his individual capacity in July 2000.

Mr. Ravi Kant. Mr. Kant holds a Bachelor of Technology degree from the IIT, Kharagpur and a Masters in Science from the University of Aston, Birmingham, UK. Mr. Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining us, he was with Philips India Limited as Director of Consumers Electronics business and prior to that with LML Ltd. as Senior Executive Director (Marketing) and Titan Watches Limited as Vice President (Sales & Marketing). Mr. Kant was also employed with Kinetic Engineering Limited and Hawkins Cookers Limited. Mr. Kant has been an Executive Director since May 2000 responsible for manufacturing and marketing of commercial vehicles and manufacturing of utility vehicles.

Mr. P.P. Kadle. Mr. P.P. Kadle is an Honours Graduate in Commerce and Accountancy from Mumbai University. He is also a member of the Institute of Chartered Accountants of India, the Institute of

Cost and Works Accountants of India and the Institute of Company Secretaries of India. He has gathered wide experience with well known Indian companies in the fields of management, accountancy, law, finance and treasury. Prior to joining us as Vice-President (Finance), Mr. Kadle was with Tata-IBM Ltd as their Chief Financial Officer. In October 2001, Mr. Kadle was appointed as an Executive Director. He is responsible for Finance and Corporate Affairs.

Dr. V. Sumantran. Dr. Sumantran holds a Bachelor of Technology degree in Aerospace Engineering from IIT, Chennai. He completed a Master’s degree in Aerospace Engineering from Princeton University (USA), a Ph.D. in Aerospace Engineering from Virginia Tech. (USA) and a Master’s degree in Management of Technology from Renssalaer Polytechnic Institute. Dr. Sumantran has wide experience in product research, development and engineering. Prior to joining us, he was with SAAB Automobile Sweden as Director, Advanced Engineering, and prior to that, for more than 15 years with General Motors, USA. Dr. Sumantran is currently a member of the Board of Directors of the Society of Automotive Engineers International. Dr. Sumantran joined us in November 2001 as Executive Director and is responsible for research and development, manufacturing and marketing of passenger cars and the marketing of utility vehicles.

Mr. P.K.M. Fietzek. Mr. Fietzek joined the technical and business training program of Daimler-Benz AG, now DaimlerChrysler AG, in 1957, and has held various positions with DaimlerChrysler AG since then, including exports. Mr. Fietzek has been on our Board as an alternate director to Mr. Petri since May 2000.

There is no family relationship between any of our Directors or Executive officers.

B. Compensation.

The following table provides the annual compensation paid to our current Directors for the fiscal year ended March 31, 2004.

Name	Position	Remuneration(1) (in Rupees)
Ratan N. Tata	Chairman	2,880,000
N.A. Soonawala	Director	1,530,000
J.J. Irani	Director	595,000
J.K. Setna	Director	1,315,000
V.R. Mehta	Director	1,250,000
R. Gopalakrishnan	Director	2,065,000
N.N. Wadia	Director	570,000
Helmut Petri	Director	—
S.A. Naik	Director	945,000
Ravi Kant (2)	Executive Director	11,398,000
P.P. Kadle (2)	Executive Director	11,157,000
V. Sumantran (2)	Executive Director	9,607,000
P.K.M. Fietzek	Alternate Director	120,000

(1)	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Executive Directors and sitting fees and commission for Non-Executive Directors.
(2)	Rounded to nearest thousands of rupees.

C. Board Practices.

Our Executive directors are entitled to six months’ salary as severance fees upon termination of their contracts by us.

Committees

The Audit Committee is comprised of the following three independent directors: V.R. Mehta, Chairman, S.A. Naik and J.K. Setna. The scope of the Audit Committee includes:

•	review of our financial reporting process, the financial statements and financial/risk management policies;

•	review of the adequacy of the internal control systems and functioning of the internal audit team;

•	discussions with the management and the external auditors, the audit plan for the financial year and a joint post-audit review of the same; and

•	appointment, removal, remuneration and fees of statutory as well as internal auditors.

The Remuneration Committee is empowered to review the remuneration of whole-time directors, retirement benefits to be paid to them and dealing with matters pertaining to Employees’ Stock Option Scheme.

We have not issued any stock options to our directors/employees. The Remuneration Committee is comprised of three independent and two Non-Executive Directors, namely N.N. Wadia, Chairman, Ratan N. Tata, N.A. Soonawala, V.R. Mehta and S.A. Naik.

The Investor Grievance Committee oversees the redressing of investors’ complaints pertaining to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates and other miscellaneous complaints. Its scope also includes delegation of powers to the executives of us or the share transfer agents to process share transfers and other investor-related matters. The Investor Grievance Committee comprises of S.A. Naik, Chairman, R. Gopalakrishnan, Ravi Kant and Praveen P Kadle.

The Finance Committee deals with matters pertaining to finance and banking transactions, granting power of attorney, property matters and our other day-to-day financial operations. The Committee also makes appropriate recommendations to the Board on investments, restructuring initiatives and policy related matters. The Committee is comprised of Ratan N. Tata, Chairman, N.A. Soonawala, J.K. Setna, R. Gopalakrishnan and Praveen P. Kadle.

The Committee of the Board of Directors reviews revenue and capital expenditure budgets, long-term business strategy and the organizational structure. The Committee is comprised of Ratan N. Tata, Chairman, N.A. Soonawala, J.J. Irani, R. Gopalakrishnan and N.N. Wadia.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading, take on record the monthly reports and dealings in securities by the “Specified Persons”, and to decide penal action in respect of violations of the Tata Code. The Ethics and Compliance Committee is comprised of S.A. Naik, Chairman and R Gopalakrishnan. Praveen P. Kadle, Executive Director, has been appointed as the Compliance Officer under the said Code.

Apart from the committees described above, the Board of Directors also constitutes committee(s) of Directors with specific terms of reference as it may deem fit.

D. Employees.

We consider our human capital as a critical factor to our success. The Tata Group has drawn up a comprehensive human resource strategy that addresses key aspects of human resource development such as:

•	Code of conduct and fair business practices.

•	Implementation of a performance management system to identify high performers while offering separation avenues for non-performers.

•	Creation of a common pool of talented managers across the Tata Group with a view to increasing their mobility through inter-company job rotation.

•	Evolution of performance based compensation packages to attract and retain talent within the Tata Group.

•	Development of comprehensive training programs to impart and continuously upgrade the industry/function specific skills.

In line with the Group Human Resource strategy, we, in turn, have recently implemented various initiatives in order to build better organizational capability that will enable us to sustain competitiveness in the global market place. Our human resources focus is to attract talent, retain the better and advance the best. Some of the initiatives to meet this objective include:

•	Delayering of the organization through work level studies.

•	Succession planning through identification of second level of managers for all units, locations, functions.

•	Implementation of an “Executive Selection Scheme”, which is a fast track system for identifying potential talent and offering them opportunities for growth within the organization. Our human resources team has been invited to replicate this system in other Tata companies.

•	“Talent Management Scheme” to identify high potential performers and provide them with challenging assignments for earlier development.

We employed approximately 28,800, 28,300, and 28,900 permanent employees as of March 31, 2002, 2003 and 2004, respectively.

The following tables set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2004.

Segment	Number of Employees	Location	Number of Employees
Automotive	22,503	India	28,071
All other	6,425	Other countries	857

Total	28,928	Total	28,928

Rationalization of Workforce: We have been attempting to rationalize our workforce through launching the Early Separation Schemes, or ESS. The ESS launched in fiscal 2002 resulted in a reduction of approximately 1,900 employees or approximately 6% of our workforce in fiscal 2002. Similar schemes launched in fiscal 2003 and 2004 resulted in a reduction of around 90 and 540 employees respectively.

Due to these initiatives along with natural attrition, our total work force, which was at a level of approximately 35,000 in 1997, has been reduced to approximately 28,900 at the end of fiscal 2004. This should enable us to achieve higher productivity levels in the future.

We provide training to our managers on an ongoing basis. The recent emphasis on training has been in the areas of customer focus and total quality management. At Jamshedpur, Pune and Lucknow, we have also established training divisions that impart basic skills in various trades like milling, grinding and welding to our young apprentices, and the Management Development Training Institutes that enhance the management skills of our executives and officers.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The wage agreements for Pune (excluding the car plant), the Pune car plant, Jamshedpur, Mumbai and Lucknow are valid until August 31, 2006, March 31, 2007, March 31, 2007, December 31, 2006 and March 31, 2005, respectively. The management of TDCV signed a new wage agreement with its union on July 16, 2004. The wage agreement is effective from January 1, 2004 and runs through March 31, 2005.

All our regular employees in India, other than management, are members of labor unions. In March 2000, we were compelled to declare a lock-out in our Lucknow factory, which was lifted in September 2000 on the formation of a new union. Except for this single incident, we have generally enjoyed cordial relations with our employees at our factories and offices.

During fiscal 2004, the average number of part-time employees at the end of each month was approximately 9,000.

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this registration statement.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

We are a widely held, listed company with approximately 223,000 shareholders of record.

To our knowledge, as of June 30, 2004, the following persons beneficially owned more than 5% of our 357,990,120 ordinary shares outstanding at that time:

Name of Shareholder	Holding	Percentage
Tata Sons Limited and subsidiaries	79,574,717	22.22
The Tata Iron and Steel Co. Ltd and subsidiaries.	32,544,114	9.09
DaimlerChrysler AG	25,596,476	7.15
Life Insurance Corporation of India	24,170,353	6.75
Citibank N.A., as Depositary(1)	21,372,311	5.97

(1)	Citibank, N.A. as depositary for our global depositary shares, was the holder of record on June 30, 2004 of 21,372,311 shares on behalf of the beneficial owners of deposited shares.

Since March 31, 2001, our largest shareholder, Tata Sons Limited (together with its subsidiaries) has substantially increased its shareholding in us from 14.31% to 22.22%. Our second largest shareholder, The Tata Iron and Steel Co. Ltd. (together with its subsidiaries) has substantially increased its shareholdings but its percentage shareholding has decreased slightly from 9.42% as of March 31, 2001 to 9.09% as of June 30, 2004, as a result of our new issuances of shares. Daimler Chrysler AG has kept its shareholdings steady but its percentage shareholding has declined from 10.0% to 7.15% as a result of our new issuances of shares. Citibank, N.A., as Depositary for our global depositary shares, has increased its shareholding as new depositary shares have been issued, but its percentage shareholding has declined from 7.47% to 5.97% as a result of our new issuances of shares and also the withdrawal by depositary receipt holders of shares underlying outstanding depositary shares. Life Insurance Corporation of India has decreased its shareholding and has seen its shareholding percentage decline from 7.47% to 6.75% as a result of this decrease as well as our new issuances of shares.

According to our register of shareholders and register of beneficial shareholders, as of June 30, 2004, there were 266 record holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.06% of our outstanding ordinary shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in the paid up share capital of the Company has been increased to 35% by a resolution passed by the shareholders of the Company on January 22, 2004. The holding of FIIs in the Company as of June 30, 2004, was approximately 21.47%. See “Item 10. – Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the Takeover Regulations of India, any person who acquires more than 5%, 10% or 14% of our shares or who is entitled to exercise voting rights with respect to more than 5%, 10% or 14% of our shares must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our ordinary shares are traded. Please see “Item 9. The Offer and Listing – Markets” for information with respect to these stock exchanges. Similar disclosures would be applicable under the Insider Trading Regulations of India with respect to any person who acquires more than 5% of our shares or voting rights with respect to the shares. Any increases or decreases by 2% or more in the shareholding by such persons must also be disclosed. Furthermore, under our listing agreement with the stock exchanges where our shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our ordinary shares. For the purposes of the above reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS facility will be included as part of a person’s shareholding in us.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We are not aware of any arrangements the operation of which may at a later time result in our change of control.

B. Related Party Transactions.

Business Relationships

We purchase materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business, including from our affiliates and firms with which certain members of our board of directors are interested. We purchased materials, supplies and services from these entities in the amount of

Rs.6,524.1 million, Rs.8,477.4 million and Rs.10,599.6 million in fiscal 2002, 2003 and 2004, respectively. We also sell our products and services to our affiliates and firms with which certain members of our board of directors are interested. We sold products and services to these entities in the amount of Rs.2,234.5 million, Rs.1,309.4 million and Rs.2,581.3 million in fiscal 2002, 2003 and 2004, respectively. We believe all of these purchase and sale transactions were arm’s-length transactions, none of which were material to our overall operations. See note 25 of our audited consolidated financial statements for additional information regarding our related party transactions with our associates and other related parties. The foregoing do not include transactions with and among our consolidated subsidiaries, the amounts of which are eliminated upon consolidation when preparing our financial statements.

Loans

We regularly have trade accounts and other receivables payable by, and accounts payable to, our affiliates and firms with which certain members of our board of directors are interested. We had outstanding trade accounts and other receivables payable by these entities in the amount of Rs.796.5 million, Rs.437.3 million and Rs.907.9 million as of March 31, 2002, 2003 and 2004, respectively. We had accounts payable to these entities in the amount of Rs.163.1 million, Rs.488.3 million and Rs.698.4 million as of March 31, 2002, 2003 and 2004, respectively.

From time to time, we provide short- to medium-term loans to our subsidiaries and affiliates, as well as loans under a loan program established by us and our affiliates to assist executives and directors with the purchase of housing. We believe that each of these loans was entered into in the ordinary course of business. From time to time, we also provide security deposits to the lessors of residential properties that we lease for or employees, including our Executive Directors. No extension of credit has been made, arranged or renewed by us, directly or indirectly, in the form of a personal loan to or for any of our directors or executive officers, nor has there been any material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after July 30, 2002. As of March 31, 2002, 2003 and 2004, there were no outstanding loans made by us to or for the benefit of our affiliates or firms with which members of our board of directors are interested.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth beginning on page F-2 of this registration statement.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B of this registration statement.

Dividend Policy

Based on the net income available for appropriation, dividends are recommended by the Board for approval by the shareholders at our annual general meeting. Further, the Board may also pay an interim dividend at its discretion. Since fiscal year 1956, we have had an uninterrupted dividend distribution except for the fiscal years 2001 and 2002. We returned to dividend distribution in fiscal 2003. In view of our profitable performance in fiscal 2003, we declared dividends (net of tax) totaling Rs.1,279 million in fiscal 2003, which was paid on July 21, 2003 to our shareholders as of June 30, 2003. We also declared an interim dividend (net of tax) on January 22, 2004 of Rs1,400 million which was paid on February 20, 2004. At a meeting held on July 8, 2004, our shareholders confirmed the payment of the interim dividend and approved a further final dividend for fiscal 2004 of Rs.1,431.9 million (net of tax) which was paid on July 9, 2004.

B. Significant Changes.

Other than as set forth in this registration statement, no significant change has occurred with respect to us since the date of our unaudited consolidated US GAAP financial statements included elsewhere in this registration statement.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

We have applied to have our ADSs listed on the New York Stock Exchange. Each ADS currently represents one share of our common stock. Currently, no public market exists for our ADSs.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our shares are listed on The Stock Exchange, Mumbai, which is also referred to as the Bombay Stock Exchange, Mumbai or the BSE, and the National Stock Exchange of India, or NSE, and are also listed and traded on three other stock exchanges in India. Our application for delisting our shares with respect to these three other stock exchanges is currently pending. Our shares have been listed on the BSE since 1959 and on the NSE since 1998. We have applied to have our ADSs listed on the New York Stock Exchange.

The following table shows closing price and trading volume data for our ordinary shares on the BSE:

	Actual Closing Price per Share
	Period High	Period Low	Average Daily Trading Volume
	(Rs. Per Share)		(in thousands of shares)
1999	316.50	129.50	2,060.48
2000	258.30	68.65	898.69
2001	112.15	58.85	1,104.24
2002	169.85	99.55	749.47
First Quarter	146.60	99.55	814.92
Second Quarter	157.00	119.35	802.56
Third Quarter	164.65	123.95	653.85
Fourth Quarter	169.85	129.15	728.96

	Actual Closing Price per Share		Average Daily Trading Volume
	Period High	Period Low
	(Rs. Per Share)		(in thousands of shares)
2003	452.30	150.20	1,234.57
First Quarter	167.20	150.50	520.60
Second Quarter	202.45	150.20	558.50
Third Quarter	307.35	199.95	1,155.43
Fourth Quarter	452.30	312.90	2,661.54
November	408.90	364.30	3,307.68
December	452.30	413.95	1,580.60
2004	563.25	366.55	2,432.96
January	528.25	416.80	2,806.91
February	563.25	496.55	2,976.63
March	536.95	428.85	2,438.69
April	524.75	472.95	1,502.50
May	484.55	366.55	2,276.81
June	412.55	370.70	2,470.28
July	423.20	377.50	2,575.65
August	435.85	372.95	2,496.47
September (through September 3, 2004)	392.70	383.70	1,110.68

On September 3, 2004, the reported closing price of our shares on the BSE was Rs.383.7 per share.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

General

Capital Structure:

As of June 30, 2004	Amount
(Rs. In millions)
Authorized Share Capital:
400,000,000 Ordinary Shares of Rs.10 each	4,000.0

Issued and Subscribed Share Capital:
357,990,120 Ordinary Shares of Rs.10 each	3,579.9

Less: Calls in arrears	0.1
Paid-up Share Capital	—

3,579.8

Outstanding Warrants:(1)
3,322,838 Warrants
Outstanding Convertible Notes:(2)
US$100 million 1% Convertible Notes (due 2008) (3)
US$100 million Zero Coupon Convertible Notes (due 2009)(4)
US$300 million 1% Convertible Notes (due 2011)(5)
After exercise of Warrants and all Convertible Notes(6)
Issued and Subscribed Share Capital:
388,271,280 Ordinary Shares of Rs.10 each	3,882.7

(1)	Each Warrant would entitle the holder to apply for one ordinary Share of Rs.10 each at a premium of Rs.110 per Share, at any time after 18 months from the date of allotment (i.e., June 6, 2003) to September 30, 2004.
(2)	The 1% Convertible Notes (due 2008) are convertible into Ordinary Shares at the initial conversion price of Rs.250.745 per Ordinary Share at a fixed exchange rate of Rs.46.16=US$1.00. The conversion price is subject to adjustment in certain circumstances.
(3)	As of June 30, 2004, US$86,690,000 aggregate principal amount of the1% Convertible Notes (due 2008) have been converted into an aggregate of 15,958,847 Ordinary Shares, some of which are represented by depositary shares.
(4)	The zero coupon Convertible Notes (due 2009), issued on April 27, 2004, are convertible into Ordinary Shares at any time at the option of the holder between June 7, 2004 and March 28, 2009, both dates inclusive, at the initial conversion price of Rs.573.106 per Ordinary Share at a fixed exchange rate of Rs.43.85 = US$1.00. The conversion price is subject to adjustment in certain circumstances. As of June 30, 2004, none of these have been converted.
(5)	The 1% Convertible Notes (due 2011), issued on April 27, 2004, are convertible into Ordinary Shares at any time at the option of the holder between June 7, 2004 and March 28, 2011, both dates inclusive, at an initial conversion price of Rs.780.400 per Ordinary Share at a fixed exchange rate of Rs.43.85 = US$1.00. The conversion price is subject to adjustment in certain circumstances. As of June 30, 2004, none of these have been converted.
(6)	Assuming the exercise of all the Warrants by the holders and conversion of all convertible notes.

Issued Share Capital History (since March 31, 2001)

Date of Allotment	No. of Shares	Face Value (Rs.)	Issue Price (Rs.)	Nature of Payment
As at April 1, 2001	255,856,343	10
March 31, 2002	63,926,052	10	63.96	Shares issued on conversion of 7% Secured Convertible Debentures

As at March 31, 2002	319,782,395
May 13, 2002	1,890	10	63.96	Shares issued on conversion of 7% Secured Convertible Debentures
October 25, 2002	62	10	63.96	Shares issued on conversion of 7% Secured Convertible Debentures
November 20, 2002	40	10	63.96	Shares issued on conversion of 7% Secured Convertible Debentures

As at March 31, 2003	319,784,387
August 10, 2003	814,208	10	120	Shares issued on exercise of Warrants
October 10, 2003	646,304	10	120	Cash (Shares issued on exercise of Warrants)
October 16, 2003	1,150,570	10	250.745	Shares issued on conversion of Notes
October 20, 2003	865,228	10	250.745	Shares issued on conversion of Notes
October 22, 2003	671,933	10	250.745	Shares issued on conversion of Notes
October 24, 2003	27,613	10	250.745	Shares issued on conversion of Notes
October 28, 2003	289,023	10	250.745	Shares issued on conversion of Notes
October 30, 2003	46,022	10	250.745	Shares issued on conversion of Notes
November 4, 2003	368,182	10	250.745	Shares issued on conversion of Notes
November 6, 2003	331,363	10	250.745	Shares issued on conversion of Notes
November 10, 2003	184,091	10	250.745	Shares issued on conversion of Notes
November 18, 2003	985,807	10	250.745	Shares issued on conversion of Notes
November 21, 2003	248,522	10	250.745	Shares issued on conversion of Notes
November 27, 2003	322,159	10	250.745	Shares issued on conversion of Notes
December 8, 2003	1,201,932	10	250.745	Shares issued on conversion of Notes
December 10, 2003	46,022	10	250.745	Shares issued on conversion of Notes
December 10, 2003	2,013,432	10	120	Cash (Shares issued on exercise of Warrants)
December 16, 2003	27,797	10	250.745	Shares issued on conversion of Notes

Date of Allotment	No. of Shares	Face Value (Rs.)	Issue Price (Rs.)	Nature of Payment
December 18, 2003	73,636	10	250.745	Shares issued on conversion of Notes
December 24, 2003	147,088	10	250.745	Shares issued on conversion of Notes
December 30, 2003	1,840	10	250.745	Shares issued on conversion of Notes
January 9, 2004	8,284	10	250.745	Shares issued on conversion of Notes
January 9, 2004	147,456	10	250.745	Shares issued on conversion of Notes
January 16, 2004	676,535	10	250.745	Shares issued on conversion of Notes
January 16, 2004	12	10	63.96	Shares issued on conversion of 7% Debentures
February 5, 2004	764,896	10	250.745	Shares issued on conversion of Notes
February 5, 2004	15,724,889	10	120	Cash (Shares issued on exercise of Warrants)
February 10, 2004	2,092,195	10	250.745	Shares issued on conversion of Notes
February 13, 2004	230,666	10	250.745	Shares issued on conversion of Notes
February 19, 2004	782,388	10	250.745	Shares issued on conversion of Notes
February 27, 2004	479,556	10	250.745	Shares issued on conversion of Notes
March 5, 2004	184,091	10	250.745	Shares issued on conversion of Notes
March 23, 2004	1,620,003	10	250.745	Shares issued on conversion of Notes
April 5, 2004	119,659	10	250.745	Shares issued on conversion of Notes
April 10, 2004	837,500	10	120	Cash (Shares issued on exercise of Warrants)
April 15, 2004	276,137	10	250.745	Shares issued on conversion of Notes
April 21, 2004	767,108	10	250.745	Shares issued on conversion of Notes
May 3, 2004	184,091	10	250.745	Shares issued on conversion of Notes
May 12, 2004	241,159	10	250.745	Shares issued on conversion of Notes
May 19, 2004	18,409	10	250.745	Shares issued on conversion of Notes
May 21, 2002	276,136	10	250.745	Shares issued on conversion of Notes
June 7, 2004	2,210,541	10	120	Cash (Shares issued on exercise of warrants)
June 21, 2004	101,250	10	250.745	Shares issued on conversion of Notes

Date of Allotment	No. of Shares	Face Value (Rs.)	Issue Price (Rs.)	Nature of Payment
As at June 30, 2004	357,990,120
July 1, 2004	138,068	10	250.745	Shares issued on conversion of Notes

August 10, 2004	357,098	10	120	Shares issued on exercise of Warrants

Total	358,485,286

B. Memorandum and Articles of Association

Objects and Purposes

Our principal objects, as provided by Clause 3 of our Memorandum of Association, include:

•	manufacturing, marketing, import, export, hiring and letting on hire of commercial vehicles, automobile cars, two wheeler vehicles, heavy and construction equipment including components, accessories and spare parts in relation thereto;

•	to carry on the business as manufacturers and dealers of machinery articles and goods of all classes; and

•	to carry on the business of manufacturing materials which may be usefully combined with our manufacturing and engineering business.

Directors

Under the Companies Act, as well as our Articles of Association, each of our Directors, who is in any way directly or indirectly concerned or interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by or on our behalf is required to disclose the nature of his interest at a meeting of the first meeting of the Board held after the Director becomes concerned. Under the Companies Act, as well as the Articles of Association, an interested Director is not allowed to take part in the discussion of, or vote on, any contract, arrangement or proposal in which the Director is interested.

Under the Companies Act and our Articles of Association, we are restricted from making loans to Directors and the prior approval of the Central Government is required before we can make any loans, directly or indirectly, to any Director or provide, directly or indirectly, any guarantees or security in connection with any loan made by a third party to a Director.

Under our Articles of Association, a director is not required to hold any qualification shares. Our Articles of Association do not prescribe an age limit for the retirement of the Directors.

Dividends

Under the Companies Act, unless the Board recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. Under our Articles of Association, the shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their shares as on the record date for which such dividend is payable. In addition, the Board may declare and pay interim dividends. The shares to be issued upon the conversion of the ADSs will be fully paid-up when delivered as provided herein. Under the Companies Act, dividends can only be paid in cash to shareholders listed on the register of shareholders on the date which is specified as the “record date” or “book closure date”. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of their shares is outstanding.

Shares issued upon conversion of ADSs will rank pari passu with our existing shares in all respects including entitlement of the dividend declared.

Dividends must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. Any money which remains unpaid or unclaimed for seven years from the date of such transfer must be transferred by us to the Investor Education and Protection Fund established by the Government pursuant to which no claim shall lie against us or the said Fund.

Under the Companies Act, we may only pay a dividend in excess of 10% of paid-up capital in respect of any year out of the profits of that year after we have transferred to our reserves a percentage of our profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year. The Companies Act further provides that if the profit for a year is insufficient, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10% of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years may not exceed an amount equivalent to 10% of paid-up capital and reserves and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares; and (iii) the balance of reserves after withdrawals must not be below 15% of paid-up capital.

Capitalization of Reserves and Issue of Bonus Shares

Our Articles of Association permit us by a resolution of our shareholders in a general meeting to resolve that amounts standing to the credit of reserves or securities premium can be capitalized by the issue of fully paid bonus shares (also referred to as a stock dividend) or by crediting shares not fully paid-up with the whole or part of any sum outstanding. Bonus shares must be issued pro rata to the amount of capital paid-up on existing shareholdings.

Any issue of bonus shares would be subject to the guidelines issued by SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless similar benefit is extended to the holders of those convertible securities, through reservation of shares in proportion to the conversion. Further, for the issuance of these bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of these debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of the employee, such as a contribution to a provident fund, gratuity or bonus. The issuance of bonus shares must be implemented within six months from the date of approval by the board of directors or the shareholders, whichever is later.

Calls on Shares, Pre-Emptive Rights and Alteration of Share Capital

Under the Companies Act, as well as our Articles of Association, the Board of Directors may from time to time make such calls as they think fit upon the members of the Company in respect of all moneys unpaid on the shares held by them respectively and each member is required to pay the amount of every call so made on him to the Company.

Subject to the provisions of the Companies Act, we may increase our share capital by issuing new shares on such terms and with such rights as we, by action of shareholders in a general meeting, determine. These new shares will be offered to existing shareholders listed on the members’ register on the record date in proportion to the amount paid-up on these shares at that date. The offer will be made by notice specifying the number of shares offered and the date (being not less than 15 days from the date of the offer) after which the offer, if not accepted, will be deemed to have been declined. After this date the Board may dispose of the shares offered in respect of which no acceptance has been received, in such manner as the Board thinks most beneficial to us. The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to such person in favor of any other person provided that the person in whose favor these shares have been renounced is approved by the Board in their absolute discretion. We have issued convertible and non-convertible debentures (along with detachable warrants) on a rights basis to our shareholders. The shares to be allotted on exercise of these debentures and warrants will be allotted in accordance with the terms of these issues.

Under the Companies Act, new shares may be offered to any persons whether or not those persons include existing shareholders, if a special resolution to that effect is passed by the shareholders of the company in a general meeting. The issuance of shares upon conversion of our outstanding Convertible Notes has been duly approved by a special resolution of our shareholders and our shareholders have waived their pre-emptive rights with respect to these shares.

Our issued share capital may, among other things, be increased by the exercise of warrants attached to any security of us, or individually issued which entitle the holder to subscribe for shares in us or upon the conversion of convertible debentures issued. The issue of any convertible debentures or the taking of any convertible loans, other than from the Government and financial institutions, requires the approval by a special resolution of shareholders.

Our Articles of Association provide that, by special resolution passed at the general meeting, we may consolidate or sub-divide our share capital, convert all or any of our fully paid-up shares into stock and re-convert that stock into fully paid-up shares or cancel shares which have not been taken up by any person.

We currently do not have any authorized preference share capital. Under the Companies Act, we may issue redeemable preference shares but (i) no such shares shall be redeemed except out of our profits which would otherwise be available for dividends or out of the proceeds of a fresh issue of shares made for the purposes of the redemption; (ii) no such shares shall be redeemed unless they are fully paid; (iii) the premium, if any, payable on redemption shall have been provided for out of the profits of us or out of our share premium account, before the shares are redeemed; (iv) where any such shares are redeemed otherwise than out of the proceeds of a fresh issue, there shall, out of profits which would otherwise have been available for dividends, be transferred to a reserve fund, to be called the Capital Redemption Reserve Account, a sum equal to the nominal amount of the shares redeemed; and (v) the provisions of the Companies Act relating to the reduction of the share capital of a company shall apply as if such reserve account were paid-up share capital of such company. Preference shares must be redeemable before the expiry of a period of twenty years from the date of their issue.

Under the Companies Act, as well as our Articles of Association, if our share capital is divided into different classes of shares, all or any of the rights or privileges attached to each class of shares may be varied, modified or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class. Our Articles of Association further provide that the rights conferred upon the holders of the shares of any class issued with preferential or other rights shall not, unless otherwise expressly prohibited by the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu thereto.

General Meetings of Shareholders

We must hold our annual general meeting each year within 15 months of the previous annual general meeting and in any event not later than six months after the end of each accounting year, unless extended by the Registrar of Companies at our request for any special reason. Our Board of Directors may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in the aggregate not less than 10% of our issued paid-up capital. Written notices convening a meeting setting out the date, place and agenda of the meeting must be given to members at least 21 days prior to the date of the proposed meeting. A general meeting may be called after giving shorter notice if consent is received from all shareholders in the case of an annual general meeting, and from shareholders holding not less than 95% of our paid-up capital in the case of any other general meeting. Currently, we give written notices to all members and, in addition, give public notice of general meetings of shareholders in a daily newspaper of general circulation in Mumbai. General meetings are generally held at some place in Mumbai.

A company intending to pass a resolution relating to matters such as, but not limited to, amendment in the objects clause of the memorandum, buy back of shares under the Companies Act, giving loans or extending guarantee in excess of limits prescribed under the Companies Act, and guidelines issued thereunder, is required to obtain the resolution passed by means of a postal ballot instead of transacting the business in the general meeting of the company. A notice to all the shareholders shall be sent along with a draft resolution explaining the reasons therefor and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the letter. The quorum for a general meeting of the company is five shareholders personally present.

Voting Rights

At a general meeting upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid-up on each share held by such holder bears to our total paid-up capital. Voting is by show of hands, unless a poll is ordered by the Chairman of the meeting or demanded by shareholder or shareholders holding at least 10% of the voting rights in respect of the resolution or by those holding paid-up capital of at least Rs.50,000 (i.e. 5,000 shares of Rs.10 each). The Chairman of the meeting has a casting vote.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by ADSs only in accordance with the provisions of our ADS deposit agreement and Indian law. Holders of ADSs are not entitled to attend or vote at shareholders meetings. A holder of ADSs may withdraw from the ADS facility the related underlying shares and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming vote. If requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The materials will describe the matters to be voted on and explain how holders of ADSs on a record date specified by the depositary may instruct the depositary to vote the deposited securities underlying the ADSs as directed by the holders of ADSs. For the instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed. The depositary will only vote as instructed and is not entitled to exercise any voting discretion. If the depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary does not receive timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all shares underlying the outstanding ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders.

Ordinary resolutions may be passed by simple majority of those shareholders present and voting at the meeting. Special resolutions require that the votes cast in favor of the resolution must be at least three times the votes cast against the resolution. The Companies Act provides that in order to amend the Articles of Association, a special resolution is required to be passed in a general meeting. Dissolutions, mergers or consolidations, transfers of the whole or a significant part of our business to another company or taking over the whole of the business of any other company and, in any case where shareholding of public financial institutions and banks exceeds 25%, appointment of statutory auditors, each require a special resolution. Our Articles of Association do not permit cumulative voting for the election of our directors.

A shareholder may exercise his voting rights by proxy to be given in the form required by our Articles of Association. The instrument appointing a proxy is required to be lodged with the company at least 48 hours before the time of the meeting. A shareholder may, by a single power of attorney, grant a general power of representation regarding several general meetings of shareholders. Any of our shareholders may appoint a proxy. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. A proxy may not vote except on a poll and does not have a right to speak at meetings. A shareholder which is a legal entity may appoint an authorized representative who can vote in all respects as if a shareholder both on a show of hands and a poll.

The Companies Act allows for a company to issue shares with differential rights as to dividend, voting or otherwise subject to other conditions. In this regard, the laws require that for a company to issue shares with differential voting rights the company must have had distributable profits in terms of the Companies Act for a period of three financial years, the company has not defaulted in filing annual accounts and annual returns for the immediately preceding three years, the articles of association of such company allow for the issuance of such shares with differential voting rights and such other conditions set forth in the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001.

Convertible Securities/Warrants

We may issue from time to time debt instruments that are partly and fully convertible into shares and/or warrants to purchase shares.

Register of Shareholders and Record Dates

We are obliged to maintain a register of shareholders at our registered office in Mumbai or at some other place in the same city. The register and index of our beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be a part of the index of members and register of shareholders. We recognize as shareholders only those persons who appear on our register of shareholders and we cannot recognize any person holding any Share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of shares held in physical form, we register transfers of shares on the register of shareholders upon lodgment of the share transfer form duly complete in all respects accompanied by a share certificate or if there is no certificate, the letter of allotment in respect of shares transferred together with duly stamped transfer forms. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. In turn, we enter the name of the depository in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depository.

For the purpose of determining the shareholders, the register may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine the shareholders entitled to dividends we keep the register of shareholders closed for approximately 21 days, generally in June or July of each year. Under the listing regulations of the stock exchanges on which our outstanding shares are listed, we may, upon at least 15 days’ advance notice to these stock exchanges, set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Annual Report and Financial Results

Our audited financial statements for the relevant fiscal year, the directors’ report and the auditors’ report, collectively the Annual Report, must be laid before the annual general meeting. These also include other financial information, a corporate governance section and management’s discussion and analysis and are made available for inspection at our registered office during normal working hours for 21 days prior to our annual general meeting.

Under the Companies Act, we must file the Annual Report with the Registrar of Companies within seven months from the close of the accounting year or within 30 days from the date of the annual general meeting, whichever is earlier. As required under listing agreements with the applicable stock exchanges, copies are required to be simultaneously sent to all the stock exchanges on which our shares are listed. We must also publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where our registered office is situated.

We submit information, including our annual report, half yearly financial statements, report on corporate governance and the shareholding pattern statement, in accordance with the requirements of the listing agreement with the Luxembourg Stock Exchange and the Singapore Stock Exchange.

Transfer of Shares

Shares held through depositories are transferred in book-entry form or in electronic form in accordance with the regulations laid down by the SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depository are exempt from stamp duty. We have entered into an agreement for these depository services with National Securities Depository Limited and the Central Depository Services (India) Limited.

The SEBI requires that all investors hold our shares in book-entry form for trading and settlement purposes, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange.

The requirement to hold shares in book-entry form will apply to ADS holders when the shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade in our shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures above.

Our ordinary shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of shares contravenes the SEBI provisions or the regulations issued under it or the Sick Industrial Companies (Special Provisions) Act, 1985, or SICA, or any other similar law, the Indian Company Law Board may, on an application made by the company, a depository incorporated in India, an investor, the SEBI or other parties, direct a rectification of the register of records. If a company without sufficient cause refuses to register a transfer of shares within two months from the date of which the instrument of transfer is delivered to the company, the transferee may appeal to the Indian Company Law Board seeking to register the transfer of equity shares. The Indian Company Law Board may in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Under the Companies (Second Amendment) Act, 2002, the operative provisions of which are yet to come into force, the Indian Company Law Board will be replaced with the National Company Law Tribunal. Further, under the Sick Industrial Companies (Special Provisions) Repeal Act, 2003, which is expected to come into force shortly, the SICA is sought to be repealed and the Board of Industrial and Financial Reconstruction, as constituted under the SICA, is to be replaced with the National Company Law Tribunal.

Pursuant to the Listing Agreement, in the event we have not effected the transfer of shares within one month or where the Issuer has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, the Issuer is required to compensate the aggrieved party for the opportunity loss caused during the period of the delay.

The Companies Act provides that the shares or debentures of the public listed company (like the Issuer) shall be freely transferable. Our Articles of Association provide for restrictions on the transfer of shares, including granting power to the board of directors in certain circumstances to refuse to register or acknowledge transfer of shares or other securities issued by us. However, under the Companies Act the enforceability of these transfer restrictions is unclear.

Acquisition of Our Own Shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected and sanctioned by a High Court of competent jurisdiction. However, pursuant to amendments to the Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

(i)	the buy back should be authorized by the Articles of Association of us;

(ii)	a special resolution has been passed in our general meeting of us authorizing the buy back;

(iii)	the buy back is limited to 25% of the total paid up capital and free reserves;

(iv)	the debt owed by us is not more than twice the capital and free reserves after the buy back; and

(v)	the buy-back is in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998.

The condition mentioned above in (ii) would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company and provided that this buy-back has been authorized by the board of directors of the company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the last date of completion of the buy-back. Further, a company buying back its securities is not permitted to buy-back any securities for a period of one year from the buy-back and to issue securities for six months.

A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or through any investment company (other than a purchase of shares in accordance with a scheme for the purchase of shares by trustees of or for shares to be held by or for the benefit of employees of the company) or if the company is defaulting on the repayment of deposit or interest, redemption of debentures or preference shares or payment of dividend to a shareholder or repayment of any term loan or interest payable thereon to any financial institution or bank, or in the event of non-compliance with other provisions of the Companies Act.

Liquidation Rights

Subject to the rights of creditors, workmen and of the holders of any other shares entitled by their terms of issue to preferential repayment over the shares, in the event of our winding up, the holders of our shares are entitled to be repaid the amounts of capital paid-up or credited as paid-up on these shares. All surplus assets after payments due to workmen, the holders of any preference shares and other creditors belong to the holders of the equity shares in proportion to the amount paid up or credited as paid-up on these shares respectively at the commencement of the winding-up.

C. Material Contracts.

Neither Tata Motors Ltd. nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business.

D. Exchange Controls.

General

Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973, or FERA, and the notifications issued by the Reserve Bank of India or RBI thereunder.

With effect from June 1, 2000, foreign investment in Indian securities is regulated by the Foreign Exchange Management Act 1999, or FEMA, and the rules, regulations and notifications made under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only under the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

The RBI issued the Foreign Exchange Management (Transfer or issue of Security by a Person Resident Outside India) Regulations 2000, or the Regulations, to regulate the issue of Indian securities including American depository receipts to persons resident outside India and the transfer of Indian securities by or to persons resident outside India.

The Regulations provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment, or FDI, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. FIPB approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior permission of the FIPB:

•	investments in excess of specified sectoral caps;

•	investments by any person who has or had an existing or previous venture or tie up in India through investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name called in the same field or allied field to that in which the Indian company whose shares are being acquired is engaged;

•	investment being more than 24% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity;

•	investment in industries for which industrial licensing is compulsory; and

•	all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including a non resident Indian).

Currently, subject to certain exceptions, Foreign Direct Investment and investment by individuals of Indian nationality or origin residing outside India, or Non-Resident Indians, in Indian companies does not require the prior approval of the FIPB or the RBI. The Government has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no approval of the RBI is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The Government has set up the Foreign Investment Implementation Authority, or the FIIA in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a pro-active one stop after care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various Government agencies to find solutions to foreign investment problems and maximizing opportunities through a partnership approach.

Pricing

The price of shares of a listed Indian company issued to non-residents under the foreign direct investment scheme on an automatic basis cannot be less than the price worked out in accordance with the guidelines issued by the SEBI for the preferential allotment of shares. Where an Indian company is not listed on any recognized stock exchange in India the minimum issue price of the shares would be based on a fair valuation of shares done by a chartered accountant as per the guidelines issued by the erstwhile Controller of Capital Issues.

Every Indian company issuing shares or convertible debentures in accordance with the Regulations is required to submit a report to the RBI within 30 days of receipt of the consideration and another report within 30 days from the date of issue of the shares to the non-resident purchaser.

The above description applies only to a fresh issue of shares or convertible debentures by an Indian company.

Investment by Foreign Institutional Investors

In September 1992, the Government issued guidelines that enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers referred to as Foreign Institutional Investors, or FIIs, to make portfolio investments in all securities of listed and unlisted companies in India. Investments by registered Foreign Institutional Investors or Non-Resident Indians made through a stock exchange are known as Portfolio Investments. Foreign investors wishing to invest and trade in Indian securities in India under these guidelines are required to register with the SEBI and obtain a general permission from the RBI under the Foreign Exchange Management Act, 1999. However, since the SEBI provides a single window clearance, a single application must be made to the SEBI. Foreign investors are not necessarily required to register with the SEBI as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above.

Foreign Institutional Investors who are registered with the SEBI are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or Foreign Institutional Investor Regulations. A registered foreign institutional investor may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. A Foreign Institutional Investor may not hold more than 10% of the total issued capital of a company in its own name; a corporate/individual sub-account of the Foreign Institutional Investor may not hold more than 5% of the total issued capital of a company, and a broad based sub-account may not hold more than 10% of the total issued capital of a company. The total holding of all Foreign Institutional Investors in a company is subject to a cap of 24% of the total paid up capital of a company, which can be increased to the relevant sectoral cap/ceiling applicable to the said company under the Foreign Direct Investment Regime with the passing of a special resolution by the shareholders of the company in a general meeting.

Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in ADSs and Shares. See “Item 10.E — Taxation — Indian Taxation”.

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to Non-Resident Indians. These methods allow Non-Resident Indians to make Portfolio Investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to Portfolio Investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the Foreign Direct Investment route discussed above.

Transfer of shares and convertible debentures of an Indian company by a person resident outside India

Subject to what is stated below, a person resident outside India may transfer the shares or debentures held by him in Indian companies in accordance with the Regulations. A non-resident, not being a Non-Resident Indian, may transfer by way of sale the shares or convertible debentures held by him to any other non-resident without the prior approval of the RBI or the FIPB. A Non-Resident Indian may transfer by way of sale the shares or convertible debentures held by him or it to another Non-Resident Indian, as the case may be, without the prior approval of the RBI or the FIPB. In both cases above, the person to whom the shares are being transferred is required to obtain the prior permission of the Central Government to acquire the shares if he has an existing or previous venture or tie up in India through investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name called in the same field or allied field, other than the information technology field, to that in which the Indian company whose shares are being transferred is engaged. Further, a non-resident may transfer any security held by him to a person resident in India by way of gift.

Under the FEMA, approval of the RBI is required for the sale by a Non-Resident of India to a resident of India of underlying shares withdrawn from an ADR program, unless the sale is made on a stock exchange at the market price. However, if the sale exceeds the limits prescribed, the Takeover Code may apply. Applications for approval should be submitted to the RBI on Form TS 1 which requires information as to the transferor, the transferee, the shareholding structure of the Indian company whose shares are to be sold, the proposed sale price per share and other information. In considering an application for approval, the RBI seeks to satisfy itself that the shares are being sold at or close to market price. The RBI is not required to respond to a Form TS 1 application within any specific time period, and may grant or deny the application at its discretion.

In the event of a sale of the underlying shares withdrawn from an ADR program, the sale made in compliance with the above-mentioned procedures, remittance overseas of the proceeds from the sale of the underlying shares is permitted.

Any Non-Resident of India seeking to sell shares received upon surrender an ADR or otherwise transfer these shares within India, whether or not through the BSE, NSE or any other stock exchange, should seek advice from their Indian legal advisers as to the applicable requirements.

Sponsored ADR Schemes

From November 2002, the RBI has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADRs against the block of existing shares of the Indian company, subject to the following conditions:

•	The facility to sell the shares would be available pari passu to all categories of shareholders.

•	The sponsoring company whose shareholders propose to divest existing shares in the overseas market through issue of ADRs will give an option to all its shareholders indicating the number of shares to be divested and the mechanism how the price will be determined under the ADR norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings.

•	The proposal for divestment of the shares would have to be approved by a special resolution of the Indian company.

•	The proceeds of the ADR issue raised abroad shall be repatriated into India within a period of one month from the closure of the issue. However, the proceeds of the ADR issue can also be retained abroad to meet the future foreign exchange requirements of the company and by a recent notification this facility has been extended indefinitely till further notice.

•	The issue related expenses in relation to public issue of ADRs under this scheme would be subject to a ceiling of 4% of the issue size in the case of public issues and 2% of the issue size in the case of private placements. The issue related expenses would include underwriting commissions, lead managers’ charges, legal expenses and reimbursable expenses. The issue expenses shall be passed on to the shareholders participating in the sponsored issue on a pro rata basis.

Transfer of ADRs by Non-residents

The Ministry of Finance, Government of India, has granted general permission for the transfer of ADRs outside India. The Ministry of Finance, Government of India, has also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares. Pursuant to the terms of the Deposit Agreement an investor who surrenders ADRs and withdraws shares is permitted to re-deposit such shares subject to the total issued ADRs and obtain ADRs at a later time.

The RBI has permitted the re-conversion of shares of Indian Companies into ADRs, subject to the following conditions:

•	the Indian company has issued ADRs;

•	the shares of the Indian company are purchased by a registered stock broker in India in the name of the Depository, on behalf of the non-resident investor who wishes to convert such shares into ADRs;

•	shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian of the ADRs of the Indian company and are deposited with the custodian;

•	the issuer company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADRs;

•	the number of shares so purchased do not exceed the ADRs converted into underlying shares, and are in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and

•	the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued thereunder from time to time.

Also the RBI has prescribed that the domestic custodians are the entity required to ensure compliance with the RBI guidelines and to file reports with the RBI from time to time, the domestic custodian is also required to perform the following functions:

•	provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;

•	monitor the total number of ADRs that have been converted into underlying shares by non-resident investors;

•	liaise with the issuer company to ensure that the foreign investment restrictions, if any, are not being breached; and

•	file a monthly report about the ADR transactions under the two-way fungibility arrangement with the RBI and the SEBI.

E. Taxation.

This section describes the material United States federal and Indian stamp duty and income and service tax consequences of acquiring, owning and disposing of shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of India all as currently in effect, as well as on the Convention Between the United States of America and India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of shares or ADSs that is not a United States person for United States federal income tax purposes.

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961, or the Income Tax Act and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993 promulgated by the Government of India, or together the Section 115AC Regime.

You should consult your own tax advisor regarding the United States federal, state and local and the Indian and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation and Indian stamp duty and income and service taxation.

In general, and taking into account the earlier assumptions, for United States federal income and Indian tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Indian tax, but such exchange may give rise to Indian stamp duty as described below under “— Stamp Duty”.

Taxation of Dividends

Indian Taxation. Dividends paid to non-residents of India will not be liable to tax. However, the Company will be liable to pay a “dividend distribution tax” currently at the rate of approximately 12.8% (inclusive of a surcharge) on the total amount distributed as a dividend. Further, under the Union Budget 2004-2005, an additional education cess of 2% is proposed to be levied on all direct and indirect taxes, including dividend distribution tax. Distributions to non-residents of India of additional ADSs or shares or rights to subscribe for such shares made with respect to ADSs or shares are not subject to Indian tax.

United States Federal Income Taxation.

U.S. Holders. Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004 the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days after the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Dividends will be income from sources outside the United States, and generally will be “passive income” or “financial services income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

In the case of shares, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the rupee payments made, determined at the spot rupee/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the Untied States for foreign tax credit limitation purposes.

Distribution in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

Indian Taxation

Capital Gains Generally. Under the Section 115AC Regime, any gain realized on the sale of the ADSs representing shares from one non-resident of India to another non-resident holder outside India is not subject to Indian capital gains tax. However, it is unclear whether a capital gain derived from the sale of rights by a non-resident of India to another non-resident holder outside India may attract to Indian capital gains tax.

Any gain realized on the sale of the shares by a non-resident of India to an Indian resident, whether in India or outside India, or to a non-resident investor in India will be subject to Indian capital gains tax. For the purpose of computing capital gains tax on the sale of the shares under the Section 115AC Regime, the cost of acquisition of shares received in exchange for ADSs will be determined on the basis of the prevailing price of the Shares on the BSE or NSE as on the date on which the relevant Depository gives notice to its Custodian for the delivery of such shares upon redemption of the ADSs. A non-resident holder’s holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of Shares received in exchange for ADSs commences on the date of the advice of withdrawal of such Shares by the relevant Depository to its custodian.

Capital gains realized in respect of shares held (calculated in the manner set forth in the prior paragraph) for more than 12 months (long term gain — “long term” is defined differently under the Income Tax Act for the purposes of listed securities in contrast with the ADSs) is subject to tax at the rate of 10% plus applicable surcharge on income tax. Capital gain realized in respect of shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short term gain) is subject to tax at variable rates with a maximum rate of 40% plus applicable rate of surcharge on income tax. The actual rate of tax on short term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

Under the Union Budget 2004-2005 the following measures, which are also applicable to Registered FIIs, have been proposed:

a) Long term capital gains arising on sale of shares effected on a recognized stock exchange in India would be exempt form tax. This exemption is proposed to be effective after the introduction of the security transaction tax described below.

b) The tax on short term capital gains arising on sale of shares, effected on a recognized stock exchange in India is proposed to be reduced from 30% to 10% (plus applicable surcharge and an education cess of 2% which is proposed to be levied on all direct and indirect taxes).

c) A securities transaction tax of 0.15% (plus an education cess of 2% which is proposed to be levied on all direct and indirect taxes) which is proposed to be levied on all transactions on a recognized stock exchange in India. The Finance Minister of India has proposed that this tax is to be borne equally between the buyer and the seller.

Tax on capital gains is to be deducted at source by the person paying for the shares in accordance with the relevant provisions of the Income Tax Act.

Capital Losses. The Section 115AC Regime does not deal with capital losses arising on a transfer of shares in India. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent assessment years. In order to make use of capital losses in this manner, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the usual assessment procedures.

Tax Treaties. Dividend income is not subject to tax in India in the hands of the holder of the shares. If any Shares are held by a U.S. holder following withdrawal thereof from the depository facility under the Deposit Agreement, provisions of any double taxation treaty, if any, entered into by India with the country of residence of such U.S. holder will be applicable to taxation of any capital gain arising from transfer of such shares.

However, during the period of fiduciary ownership of Shares in the hands of the Overseas Depository Bank, the provisions of Double Taxation Avoidance Agreement entered into by the Government of India with the country of residence of the Overseas Depository Bank will be applicable in the matter of taxation of capital gains in respect of ADSs.

Stamp Duty. Under Indian law, any transfer of ADSs will be exempt from liability to Indian stamp duty. Purchasers of shares who seek to register such shares on the share register of the company are required to pay Indian stamp duty at the rate of Rs.0.25 for every Rs.100 or part thereof of the market value of such shares. In order to register a transfer of shares in the physical form with the company, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the Depository in exchange for ADSs representing such shares will not render an investor liable to Indian stamp duty but the company will be required to pay stamp duty at the applicable rate on the Share Certificate. However, since our shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 shares which may be delivered in physical form), no stamp duty is payable on the acquisition or transfer of shares in dematerialized form.

Service Tax. Brokerage or commission fees paid to stockbrokers in India in connection with the sale or purchase of shares are now subject to an Indian service tax of 8%. Further, under the Union Budget 2004-2005, it is proposed to increase the rate of service tax from 8% to 10% and to levy a 2% education cess on all direct and indirect taxes, including service tax. A stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority.

United States Federal Income Taxation.

U.S. Holders. If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, Indian withholding tax will be creditable against your United States federal income tax liability. In the case of income to which Indian withholding for short-term capital gains applies, the income may be general limitation income rather than passive income.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules. We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

Backup Withholding and Information Reporting.

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

F. Dividends and Paying Agents.

The information required by this item is set forth in Item 8.A of this registration statement.

G. Statement by Experts.

Deloitte Haskins & Sells, Chartered Accountants, have audited our consolidated US GAAP financial statements as of March 31, 2003 and 2004 and for each of the years in the three-year period ended

March 31, 2004 as set forth in their report. We have included our financial statements in this registration statement in reliance upon the report of Deloitte Haskins & Sells, with their consent, given upon their authority as experts in accounting and auditing. The partners of Deloitte Haskins & Sells are members of the Institute of Chartered Accountants of India. Deloitte Haskins & Sells’ address is 12, Dr. Annie Besant Road, Worli, Mumbai 400 018, India.

H. Documents on Display.

We have filed with the Securities and Exchange Commission this registration statement on Form 20-F under the Securities Exchange Act of 1934 with respect to the shares and ADSs, and Citibank, N.A. has filed a registration statement on Form F-6 under the Securities Act of 1933 with respect to the ADSs.

You may review a copy of registration statements without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-732-0330 for additional information on how to obtain copies of all or any portion of registration statements. The Securities and Exchange Commission also maintains a web site www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Upon effectiveness of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and accordingly, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission and at the Securities and Exchange Commission regional offices listed above. You can also obtain copies of this material from the public reference room, the regional offices or by calling or writing the Securities and Exchange Commission upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Our exposure to financial market risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate option contracts and currency swap agreements, the application of which is primarily for hedging purposes and not for speculative purposes.

Interest Rate and Swap Agreements

Our exposure to interest rate risks relates primarily to:

•	our long term debt, which is normally utilized to finance capital expenditure;

•	our investment in marketable securities; and

•	finance receivables.

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We enter into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into exchange traded future and option contracts, interest rate caps and floors, along with various investments, to reduce the interest rate risk related to these activities.

There are particular shortcomings inherent in the sensitivity analyses presented below. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve; however, in reality, changes are rarely instantaneous. Although some assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates.

The sensitivity to a change in interest rates of 1% on our unhedged floating rate loans as at March 31, 2003 and March 31, 2004 is Rs.64.3 million and Rs.44.4 million, respectively. The sensitivity to a change in interest rates of 1% on the value of our portfolio of marketable securities as at March 31, 2004 is Rs.124.4 million. We did not have any marketable securities as of March 31, 2003.

We may have a prepayment and default risk with respect to our finance receivables due to any change in interest rates. Based on our model, with certain assumptions, the sensitivity to a 1% change in interest rates on the prepayment risk that is perceived by us on unearned finance charges as at March 31, 2003 and 2004 is Rs.12.4 million and Rs.10.9 million, respectively. The sensitivity to a change in interest rates of 1% on the default (written offs) amounts as at March 31, 2003 and 2004 is Rs.19.2 million and Rs.21.3 million, respectively, on the unsecuritized portion of our finance receivables.

Foreign exchange risk

The following table sets forth information relating to our foreign currency debt exposure for the periods indicated.

	As at March 31, 2003	As at March 31, 2004
	(percent (%))
Total foreign currency denominated debt as percentage of total outstanding debt	29.7	63.6
Total US$ debt as percentage of total outstanding debt	29.7	49.7

We have foreign currency exposure related to buying, selling and financing in currencies, primarily in the dollar, other than the local currencies in which we operate. We are also exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies.

We use derivative instruments primarily to hedge our foreign exchange exposure, and also to hedge our interest rate exposure. Nevertheless, a weakening of the rupee against the dollar and other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase the cost of financing our capital expenditures. In addition, we have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings.

The sensitivity to a change in currency prices of 1% per US$ on our unhedged foreign currency loans as at March 31, 2003 and 2004 is Rs.1.0 million and Rs.76.2 million, respectively.

We completely hedge our exports. However, some of our imports remain unhedged. The sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our imports as at March 31, 2003 and 2004 is Rs.185.6 million and Rs.26.3 million, respectively.

Investment price risk

The fair value of some of our investments in available-for-sale securities exposes us to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The fair value of our available-for-sale securities as of March 31, 2003 and 2004 was Rs.2,375.6 million and Rs.7,591.3 million, respectively. A 1% change in equity prices of available-for-sale securities held as at March 31, 2003 and 2004 would result in an impact of Rs.23.8 million and Rs.75.9 million, respectively.

Commodity price risk

Commodity price risk is the possibility of impact from changes in the prices of commodities, such as non-ferrous metals (like aluminum), ferrous alloys (like steel) and others (like rubber), which we use in the production of automotive vehicles and their components. We do not use derivative instruments to hedge the price risk associated with the purchase of these commodities. However, we cover some of these risks through long-term purchase contracts.

Item 12. Description of Securities other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. Description of American Depositary Shares.

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is Citibank, N.A., Mumbai Branch, located at 81 Dr. Annie Besant Road, Worli, Mumbai, India 400 018.

We have appointed Citibank as depositary bank pursuant to a deposit agreement for the ADSs. A copy of the deposit agreement is on file with the SEC as an Exhibit to this Registration Statement. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the SEC’s website at www.sec.gov.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. Any italicized text in this Item 12.D is provided for your information only and is not set forth in the deposit agreement. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive one (1) of our ordinary shares, par value Rs.10 per share, on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of shares will continue to be governed by the laws of India, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs by means of an ADR registered in your name, through a brokerage or safekeeping account or in book-entry form in an account maintained on your behalf by Citibank. ADSs held in such an account are known as “direct registration ADSs”. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date set by the depositary bank.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the Custodian. Upon receipt of confirmation of the deposit of the funds, the depositary bank will promptly arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the applicable holders, subject to the terms of the deposit agreement and applicable Indian laws and regulations.

The conversion into dollars will take place only if practicable in the judgment of the depositary bank and if the dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of shares for the securities on deposit with the custodian, we will deposit the applicable number of Shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the shares deposited or modify the ADS-to-shares ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold by the depositary bank and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-shares ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Shares so distributed.

No such distribution of new ADSs will be made if it would violate a law or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional shares, we will give timely notice to the depositary bank prior to the proposed distribution stating whether or not we wish the rights to be made available to holders of ADSs. If we intend the rights to be made available to holders of ADSs, we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute such rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if we have timely requested that the rights be made available to holders of ADSs, if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable (in the judgment of the depositary bank) to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable (in the judgment of the depositary bank). The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to make a distribution payable at the election of shareholders either in cash or in additional shares in accordance with applicable law, we will give timely notice thereof to the depositary bank and will indicate whether or not we wish the elective distribution to be made available to holders of ADSs. In such case, we will assist the depositary bank in determining whether such distribution to holders of ADSs is lawful and reasonably practicable.

The depositary bank will make the election available to holders of ADSs only if we have timely requested that the distribution be made available to holders of ADSs, if the depositary bank has determined that the distribution is reasonably practical and if we have provided satisfactory documentation as contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in India would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, shares or rights to purchase additional shares, we will timely notify the depositary bank and will indicate whether or not we wish such distribution to be made to holders of ADSs. If we notify the depositary bank that we wish such distribution to be made to holders of ADSs, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

The depositary bank shall not make such distribution unless we have requested that such distribution be made to holders of ADSs, we have provided satisfactory documentation as contemplated in the deposit agreement and the depositary has determined that such distribution is reasonably practicable. If the above conditions are satisfied, the depositary bank will establish procedures for distribution of such property to the holders of ADSs.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to ADS holders and will sell the property if:

•	We do not request that the property be distributed to you;

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If the depositary bank receives such notice timely, if the redemption is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into dollars upon the terms of the deposit agreement and will distribute the net proceeds from the redemption to holders of ADSs so redeemed. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all shares on deposit are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

The shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares to the custodian. Your ability to deposit shares and receive ADSs may be limited by U.S. and Indian legal considerations applicable at the time of deposit. In particular, in accordance with applicable regulations of the Reserve Bank of India, the depositary bank will only be able to accept additional shares for deposit into the ADS facility to the extent that there have previously been net withdrawals of shares.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised.

•	You are duly authorized to deposit the shares.

•	The shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of these representations or warranties is incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

In addition, in order to prevent unauthorized trading of unlisted shares in India, you will be required to provide certifications as may be determined by us to be reasonably necessary to confirm that you will not, and that you will obtain agreement from subsequent transferees not to, for a period of 45 days following your deposit, withdraw and seek to sell on any Indian Stock Exchange any such shares if such shares have not been approved for listing and trading on the Indian Stock Exchanges at the time of such deposit.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, taxes, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying shares at the custodian’s offices. Your ability to withdraw the shares may be limited by U.S. and Indian legal considerations applicable at the time of withdrawal. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable in relation to the shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs subject to payment of fees, taxes and similar charges at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

•	Any other circumstances specifically contemplated in the regulations promulgated by the SEC staff from time to time.

In addition, in order to prevent unauthorized trading of unlisted shares in India, you may be required to certify in writing upon withdrawal of shares represented by ADSs that you will not seek to sell any withdrawn shares on any Indian Stock Exchange if less than 45 days have elapsed since the time of the deposit of such shares into the ADS facility and such shares were not approved for listing and trading on the Indian Stock Exchanges at the time of such deposit.

In the event the securities on deposit includes shares that have not been dematerialized and listed for trading on the Bombay Stock Exchange and the National Stock Exchange (i.e. on account of a delay in such listing in connection with a deposit of shares newly issued in connection with a conversion of one of our bonds), the shares withdrawn from the ADR facility will be selected first from the shares that have been dematerialized and listed for trading on the Bombay Stock Exchange and the National Stock Exchange and thereafter from the shares that have not been so dematerialized and listed. Neither the custodian, the depositary bank or we shall have any liability to any holder of ADSs who receives, upon cancellation of ADSs, any shares that have not been dematerialized and listed for trading on the Bombay Stock Exchange and the National Stock Exchange.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

Holders of ADSs may exercise voting rights with respect to the deposited securities represented by ADSs only in accordance with the provisions of the deposit agreement and Indian law. Holders of ADSs are not entitled to attend and vote at shareholders’ meetings. A holder of ADSs may withdraw from the ADS facility the related underlying shares and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming vote. If requested by us, the depositary bank will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The materials will describe the matters to be voted on and explain how holders of ADSs as of a record date specified by the depositary bank may instruct the depositary bank to vote the deposited securities underlying the ADSs as directed by the holders of ADSs. For the instructions to be valid, the depositary bank must receive them on or before a date specified by the depositary bank. We have informed the depositary bank that under Indian practice (as presently in effect) proxies are to be submitted to us at least 48 hours before a shareholders’ meeting, which may result in the depositary bank requiring the receipt of voting instructions from holders of ADSs as early as five days before the date of the meeting. The depositary bank will try, insofar as practicable, subject to the terms of the deposit agreement, Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed. If the depositary bank timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the depositary bank is to vote the deposited securities underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary bank to vote in favor of the items set forth in such voting instructions. If the depositary bank does not receive timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary bank to give a discretionary proxy to a person designated by us, provided that, no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary bank that we do not wish such proxy given or substantial opposition exists or the rights of holders of ADSs will be adversely affected. If requested by us, the depositary bank is required to represent all shares underlying the outstanding ADSs, regardless of whether timely voting instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders.

Ownership Restrictions

We may restrict, in such manner as we deem appropriate, transfers of the ADSs where such transfer may result in the total number of shares represented by the ADSs owned by a single holder to exceed limits under applicable law or under our Articles of Association. We may instruct the depositary bank to take action with respect to the ownership interest of any holder in excess of the limits set forth in the preceding sentence, including but not limited to, the imposition of restrictions on the transfer ADSs, the removal or limitation, of voting rights or the mandatory sale or disposition on behalf of a holder of shares represented by the ADSs held by such holder in excess of such limitations.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS issued

• Distribution of cash dividends	No fee (so long as prohibited by NYSE)

• Distribution of ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by NYSE)

• Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to U.S. 2¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per share (or share equivalent) distributed

• Annual Depositary Services Fee	Annually up to U.S. 2¢ per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year

• Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs.	Up to U.S.5¢ per ADS issued

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the Shares in India (i.e., upon deposit and withdrawal of Shares).

•	Expenses incurred for converting foreign currency into dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any increase in any fees and charges (other than foreign exchange charges, taxes, delivery charges and other such expenses) and any other modifications that would materially prejudice any of their substantial existing rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement at any time. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those shares on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold uninvested the net proceeds from such sale and any other funds then held for the holders of ADSs in an unsegregated account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares, for the validity or worth of the shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Association, any provision of any securities on deposit or by reason of any act of God or war or terrorism or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of shares or release shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions. These transactions must be fully collateralized with a specified type of collateral and specified representations are required from brokers. The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into dollars if such conversion is practicable, and it will distribute the dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practicable and lawful and distribute the dollars to the holders for whom the conversion and distribution is lawful and practicable.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practicable.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedure.

Not applicable.

Item 16A. Audit Committee Financial Expert.

Not applicable.

Item 16B. Code of Ethics.

Not applicable.

Item 16C. Principal Accountant Fees and Services.

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-1 of this registration statement.

Item 19. Exhibits.

Exhibit Number	Description
1.1	— Our Certificate of Incorporation

1.2	— Our Memorandum and Articles of Association

2.2

—     Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	— Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited)

4.2	— The Tata Code of Conduct

7.1	— Computation of Ratio of Net Debt to Shareholders’ Equity

8.1	— List of our Subsidiaries

23.1	— Consent of Deloitte Haskins & Sells

23.2	— Consent of SIAM

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tata Motors Limited:

We have audited the accompanying consolidated balance sheets of Tata Motors Limited (formerly Tata Engineering and Locomotive Company Limited) and its subsidiaries (the “Company”) as of March 31, 2003 and 2004, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the years in the three year period ended March 31, 2004, all expressed in Indian rupees. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tata Motors Limited and its subsidiaries as of March 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the years in the three year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 (a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.

/s/ Deloitte Haskins & Sells

Mumbai

August 9, 2004

Tata Motors Limited

(formerly Tata Engineering and Locomotive Company Limited)

Consolidated Balance Sheets

As of March 31, 2003 and 2004

	As of March 31,
	2003		2004		2004
	(In millions, except share and per share amounts)
ASSETS:
Current assets:
Cash and cash equivalents	Rs.	2,758.7	Rs.	6,511.1	US$	150.0
Short-term deposits with banks		—		2,727.7		62.9
Finance receivables (net of allowances of Rs. 112.7 million and Rs. 120.7 million, respectively)		2,098.3		3,053.7		70.4
Accounts receivable (net of allowances of Rs. 1,223.1 million and Rs. 1,282.2 million, respectively)		5,519.8		8,199.1		188.9
Inventories		13,539.8		15,143.7		348.9
Deferred income taxes		587.7		946.5		21.8
Prepaid expenses and other current assets (net of allowances of Rs. 533.7 million and Rs. 508.3 million, respectively)		4,909.1		5,254.6		121.1

Total current assets		29,413.4		41,836.4		964.0
Investments		5,738.0		27,052.3		623.3
Equity in affiliates		1,766.6		1,870.7		43.1
Finance receivables – non-current		3,166.5		5,222.6		120.3
Property, plant and equipment, net		36,601.7		35,478.5		817.5
Other non-current assets		2,075.8		2,414.9		55.6

Total assets	Rs.	78,762.0	Rs.	113,875.4	US$	2,623.8

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Current liabilities:
Accounts payable	Rs.	18,926.0	Rs.	25,514.5	US$	587.9
Acceptances		12,710.7		16,636.6		383.3
Accrued expenses and other current liabilities		5,188.9		10,294.8		237.2
Short-term debt		5,713.8		7,758.9		178.8

Total current liabilities		42,539.4		60,204.8		1,387.2
Deferred income taxes		240.6		4,059.8		93.5
Long-term debt		13,877.4		10,804.1		248.9

Total liabilities		56,657.4		75,068.7		1,729.6

Minority interest		1,189.0		1,429.1		33.0

Commitments and contingencies (See note 21)		—		—		—

Shareholders’ equity:
Ordinary shares; Par value Rs. 10 per share; authorized 350,000,000 and 400,000,000 shares respectively; issued and fully paid up 319,770,637 and shares, 352,944,380 respectively; issued and partly paid up 13,750 shares partly paid up, both years (See note 16)		3,198.3		3,530.0		81.3
Additional paid-in capital		21,459.4		26,872.3		619.2
Accumulated other comprehensive (loss) income		(260.7)		4,578.6		105.5
Capital redemption reserve		22.8		22.8		0.5
Debenture redemption reserve		3,341.5		3,445.0		79.4
Special reserve		39.1		55.8		1.3
Accumulated deficit		(6,884.8)		(1,126.9)		(26.0)

Total shareholders’ equity		20,915.6		37,377.6		861.2

Total liabilities and shareholders’ equity	Rs.	78,762.0	Rs.	113,875.4	US$	2,623.8

See accompanying notes to consolidated financial statements

Tata Motors Limited

(formerly Tata Engineering and Locomotive Company Limited)

Consolidated Statements of Operations

For each of the years ended March 31, 2002, 2003 and 2004

	Years ended March 31,
	2002		2003		2004		2004
	(In millions, except share and per share amounts)
Revenues
Gross sales	Rs.	90,401.3	Rs.	112,106.3	Rs.	162,176.6	US$	3,736.8
Less: Excise duty		14,459.9		17,352.5		23,883.2		550.3

Net sales		75,941.4		94,753.8		138,293.4		3,186.5
Finance income		750.2		976.7		1,402.3		32.3

Total revenues		76,691.6		95,730.5		139,695.7		3,218.8
Cost of sales		62,243.8		74,038.5		108,159.6		2,492.2

Gross margin		14,447.8		21,692.0		31,536.1		726.6

Operating expenses
Selling, general and administrative		13,118.1		13,210.0		15,648.3		360.6
Research and development		1,214.4		1,536.2		1,282.0		29.5
Employee separation compensation (See note 18)		886.7		32.6		386.3		8.9

Total operating expenses		15,219.2		14,778.8		17,316.6		399.0

Operating (loss) income		(771.4)		6,913.2		14,219.5		327.6

Non-operating income (expense), net
Non-operating revenue		1,927.9		1,391.1		2,144.6		49.4
Interest income		383.8		412.4		349.6		8.1
Interest expense		(5,199.9)		(4,090.4)		(2,684.3)		(61.9)

Total non-operating income (expense), net		(2,888.2)		(2,286.9)		(190.1)		(4.4)

(Loss) income before income taxes		(3,659.6)		4,626.3		14,029.4		323.2
Income tax benefit (expense)		513.0		(1,888.4)		(5,264.0)		(121.3)
Equity in net (loss) income of affiliates, net of tax		(353.7)		46.1		363.4		8.4
Minority interest, net of tax		86.4		(14.7)		(228.9)		(5.3)

Net (loss) income	Rs.	(3,413.9)	Rs.	2,769.3	Rs.	8,899.9	US$	205.0

Weighted average number of shares used in computing basic (loss) earnings per share:		256,024,621		319,777,248		328,306,904		328,306,904
Weighted average number of shares used in computing diluted (loss) earnings per share:		256,024,621		319,777,248		363,123,828		363,123,828

(Loss) earnings per share:
Basic	Rs.	(13.3)	Rs.	8.7	Rs.	27.1	US$	0.62
Diluted	Rs.	(13.3)	Rs.	8.7	Rs.	25.3	US$	0.58

See accompanying notes to consolidated financial statements

Tata Motors Limited

(formerly Tata Engineering and Locomotive Company Limited)

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2002, 2003 and 2004

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Cash flows from operating activities:
Net (loss) income	Rs.	(3,413.9)	Rs.	2,769.3	Rs.	8,899.9	US$	205.0
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation		3,795.6		3,879.2		4,117.7		94.9
Amortization of intangible assets		10.0		12.0		10.6		0.2
Capital work in progress written off		1,709.4		—		—		—
Write offs of delinquent finance receivables		29.9		50.0		76.2		1.8
Allowances for delinquent finance receivables, net of recoveries		94.6		(20.8)		8.0		0.2
Equity in loss (earnings) of affiliates		353.7		(46.1)		(363.4)		(8.4)
Loss (gain) on sale of property, plant and equipment		17.7		(101.3)		72.1		1.7
Impairment of property, plant and equipment		—		48.7		—		—
Deferred tax (benefit) expense		(543.3)		1,626.5		4,113.9		94.8
Gain on sale of investments		(36.1)		(65.0)		(138.2)		(3.2)
Impairment of investments		26.8		—		83.4		1.9
Impairment of goodwill		—		150.1		—		—
Minority interest		(86.4)		14.7		228.9		5.3
Changes in working capital:
Accounts receivable		1,859.1		1,155.1		2,646.0		61.0
Prepaid expenses and other current assets		1,382.7		777.6		343.0		7.9
Inventories		1,869.9		(1,568.2)		(81.8)		(1.9)
Other non-current assets		(395.8)		37.9		(203.3)		(4.7)
Accounts payable		(3,300.8)		2,507.8		(210.6)		(4.9)
Acceptances		3,994.9		4,132.1		3,925.9		90.5
Accrued expenses and other current liabilities		(2,159.3)		354.5		4,064.4		93.7

Net cash provided by operating activities		5,208.7		15,714.1		27,592.7		635.8

Cash flows from investing activities:
Short-term bank deposits		—		—		(2,727.7)		(62.9)
Purchases of available-for-sale investments		(173.3)		(649.1)		(15,764.6)		(363.2)
Purchases of other investments		(0.5)		(40.0)		(389.3)		(9.0)
Proceeds from sales of available-for-sale investments		1,415.7		—		44.7		1.0
Proceeds from sales of other investments		901.1		169.5		98.5		2.3
Investments in affiliates		(171.8)		(360.1)		(60.7)		(1.4)
Dividends received from affiliates		10.9		44.7		80.9		1.9
Shares purchased from minorities		(7.0)		—		(20.2)		(0.5)
Acquisition of subsidiaries, net of cash acquired		(0.1)		(88.2)		(1,161.3)		(26.7)
Proceeds from sales of finance receivables		4,425.1		4,682.3		5,607.6		129.2
Net change in finance receivables		(5,719.9)		(7,384.5)		(8,703.3)		(200.5)
Purchases of property, plant and equipment		(2,160.5)		(2,874.4)		(2,643.0)		(60.9)
Proceeds from sales of property, plant and equipment		64.0		653.7		218.2		5.0
Purchase of intangible assets		(16.8)		(8.0)		(16.3)		(0.4)

Net cash used in investing activities		(1,433.1)		(5,854.1)		(25,436.5)		(586.1)

See accompanying notes to consolidated financial statements

Tata Motors Limited

(formerly Tata Engineering and Locomotive Company Limited)

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2002, 2003 and 2004

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Cash flows from financing activities:
Proceeds from issuance of shares, net of issue expenses		—		—		2,303.9		53.1
Proceeds from issue of shares to minority shareholders		34.3		0.9		1.0		—
Dividend paid (including dividend tax)		—		—		(2,986.1)		(68.8)
Dividends paid to minority shareholders of subsidiaries		(4.2)		—		(48.4)		(1.1)
Net change in short-term borrowing		(3,719.0)		(3,977.1)		2,743.9		63.2
Proceeds from issuance of long-term debt		9,406.8		4,158.1		8,010.4		184.6
Repayments of long-term debt		(7,347.9)		(10,596.0)		(7,866.8)		(181.3)

Net cash used in financing activities		(1,630.0)		(10,414.1)		2,157.9		49.7

Net change in cash and cash equivalents		2,145.6		(554.1)		4,314.1		99.4
Effect of foreign exchange on cash flows		0.2		0.4		(561.7)		(13.0)
Cash and cash equivalents, beginning of the year		1,166.6		3,312.4		2,758.7		63.6

Cash and cash equivalents, end of the year	Rs.	3,312.4	Rs.	2,758.7	Rs.	6,511.1	US$	150.0

Supplemental cash flows information:
Interest paid	Rs.	5,252.5	Rs.	4,143.6	Rs.	3,040.1	US$	70.1
Income taxes paid	Rs.	61.8	Rs.	137.1	Rs.	252.6	US$	5.8

Non-cash transactions:
Convertible debt converted into 63,926,052, 1,992 and 33,173,731 ordinary shares respectively	Rs.	3,936.5	Rs.	0.1	Rs.	—	US$	—

1% Foreign Currency Convertible Notes converted into 13,974,898 ordinary shares	Rs.	—	Rs.	—	Rs.	3,440.7	US$	79.3

See accompanying notes to consolidated financial statements

Tata Motors Limited

(formerly Tata Engineering and Locomotive Company Limited)

Statements of Shareholders’ Equity

For each of the years ended March 31, 2002, 2003 and 2004

		Share capital (See notes 15 and 16)
	Number of warrants (See note 15)	Shares (including partly paid up shares)	Par value		Additional paid-in capital		Comprehensive (loss) income		Accumulated other comprehensive (loss) income		Capital redemption reserve		Debenture redemption reserve		Special reserve		Accumulated deficit		Total shareholders’ equity
	(In millions, except number of shares and warrants)
Balance at April 1, 2001	—	255,856,343	Rs.	2,559.0	Rs.	17,547.2			Rs.	(192.3)	Rs.	22.8	Rs.	3,341.5	Rs.	30.1	Rs.	(6,231.2)	Rs.	17,077.1

Shares issued during the year upon conversion of convertible debt, net of issue expenses		63,926,052		639.2		3,297.3														3,936.5
Proceeds of long-term debt allocated to warrants	25,570,421					614.9														614.9
Net loss							Rs.	(3,413.9)										(3,413.9)		(3,413.9)
Transfer to special reserve																2.0		(2.0)		—
Unrealized loss on available-for-sale securities								(223.8)		(223.8)										(223.8)
Translation adjustment								(1.1)		(1.1)										(1.1)
Additional minimum pension liability								(558.9)		(558.9)										(558.9)

Comprehensive loss							Rs.	(4,197.7)

Balance at March 31, 2002	25,570,421	319,782,395		3,198.2		21,459.4				(976.1)		22.8		3,341.5		32.1		(9,647.1)		17,430.8

Shares issued during the year upon conversion of convertible debt, net of issue expenses	797	1,992		0.1																0.1
Net income							Rs.	2,769.3										2,769.3		2,769.3
Transfer to special reserve																7.0		(7.0)		—
Unrealized gain on available-for-sale securities								567.6		567.6										567.6
Translation adjustment								39.6		39.6										39.6
Additional minimum pension liability								108.2		108.2										108.2

Comprehensive income							Rs.	3,484.7

Balance at March 31, 2003	25,571,218	319,784,387	Rs.	3,198.3	Rs.	21,459.4			Rs.	(260.7)	Rs.	22.8	Rs.	3,341.5	Rs.	39.1	Rs.	(6,884.8)	Rs.	20,915.6

See accompanying notes to consolidated financial statements

Tata Motors Limited

(formerly Tata Engineering and Locomotive Company Limited)

Statements of Shareholders’ Equity

For each of the years ended March 31, 2002, 2003 and 2004

		Share capital (See notes 15 and 16)
	Number of warrants (See note 15)	Shares (including partly paid up shares)	Par value		Additional paid-in capital		Comprehensive (loss) income			Accumulated other comprehensive (loss) income		Capital redemption reserve		Debenture redemption reserve		Special reserve		Accumulated deficit		Total shareholders’ equity
	(In millions, except number of shares and warrants)
Balance at March 31, 2003	25,571,218	319,784,387	Rs.	3,198.3	Rs.	21,459.4				Rs.	(260.7)	Rs.	22.8	Rs.	3,341.5	Rs.	39.1	Rs.	(6,884.8)	Rs.	20,915.6

Shares issued upon conversion of 1% Foreign Currency Convertible Notes		13,974,898		139.7		3,301.0															3,440.7
Shares issued on exercise of warrants	(19,198,833)	19,198,833		192.0		2,111.9															2,303.9
Shares/ warrants allotted on settlement of legal cases against the rights entitlement, which were held in abeyance	6	12		—		—
Warrants forfeited	(1,512)
Net income							Rs.	8,899.	9										8,899.9		8,899.9
Dividend payable (including dividend tax)																			(3,021.8)		(3,021.8)
Transfer to debenture redemption reserve															103.5				(103.5)		—
Transfer to special reserve																	16.7		(16.7)		—
Unrealized gain on available-for-sale securities								4,714.4			4,714.4										4,714.4
Translation adjustment								5.5			5.5										5.5
Additional minimum pension liability								119.4			119.4										119.4

Comprehensive income							Rs.	13,739.2

Balance at March 31, 2004	6,370,879	352,958,130	Rs.	3,530.0	Rs.	26,872.3				Rs.	4,578.6	Rs.	22.8	Rs.	3,445.0	Rs.	55.8	Rs.	(1,126.9)	Rs.	37,377.6

			US$	81.3	US$	619.2				US$	105.5	US$	0.5	US$	79.4	US$	1.3	US$	(26.0)	US$	861.2

See accompanying notes to consolidated financial statements

Tata Motors Limited

(formerly Tata Engineering and Locomotive Company Limited)

Notes to Consolidated Financial Statements

1.	Background and Operations

Tata Motors Limited (or Tata Motors), together with its subsidiaries (collectively “the Company”), is India’s leading automotive vehicle manufacturing company in terms of revenues and is one of the largest private sector companies in India in terms of revenues and assets. The Company designs, manufactures and sells a wide range of vehicles. The Company also manufactures and sells spare parts for its vehicles and engines for industrial and marine applications, as well as construction equipment, including hydraulic excavators, cranes and wheel loaders, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

The Company was incorporated in India on September 1, 1945 as a public limited company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. The Company was originally formed to manufacture steam locomotives which commenced in 1952 and continued until 1970. From 1954 to 1969, the Company collaborated with Daimler-Benz AG (now DaimlerChrysler AG) for the manufacture of automotive vehicles, and in 1960 was renamed Tata Engineering and Locomotive Company Limited. The Company commenced production of passenger cars in 1991-92. In 1997-98, the Company launched the ‘Indica’, a compact car which was designed and developed in-house and, in 2002-03, the mid-sized ‘Indigo’. The name of the Company was changed to Tata Motors Limited effective July 29, 2003.

Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 22.6% of the Company’s shares, and has the ability to significantly influence the Company’s operations.

Tata Motors’ equity shares are listed on The Stock Exchange, Mumbai (BSE), the National Stock Exchange of India (NSE) and three other stock exchanges in India, and its global depositary receipts are listed on the Luxembourg Stock Exchange.

2.	Significant Accounting Policies

a.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (or US GAAP). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India’s Companies Act, 1956 (collectively Indian GAAP), which form the basis of the general purpose financial statements of Tata Motors in India.

Principal differences insofar as they relate to the Company include: the identification of subsidiaries and affiliates; differences in the measurement basis for acquisitions accounted for using the purchase method; the valuation of investments; accounting for retirement benefits, compensated absences, startup expenses, foreign exchange, debt issuance and extinguishment costs, intangible assets, research and development costs and employee separation costs and the presentation and format of the financial statements and related notes.

b.	Basis of Consolidation

The Company consolidates all entities in which it has a majority financial interest, provided control is not impaired or temporary. Inter-company transactions, balances and unrealized gains/losses on inter-company transactions are eliminated on consolidation.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, the results of subsidiaries acquired have been consolidated from the date of acquisition. Purchase consideration paid in excess of the fair value of net assets acquired is recognized as goodwill. The excess of fair value over the purchase consideration is first allocated to reduce the amounts otherwise assigned to the eligible acquired long-term assets and any excess remaining is recognized as an extraordinary gain in the income statement in the period in which the business combination is consummated.

At March 31, 2003, subsidiaries consolidated include HV Axles Limited, HV Transmissions Limited, Tata Technologies Limited and its subsidiary, TAL Manufacturing Solutions Limited, Tata AutoComp Systems Limited (“TACO”) and its subsidiaries, Telco Construction Equipment Company Limited, Sheba Properties Limited and its subsidiary, Concorde Motors Limited, Tata Precision Industries Pte Ltd and its subsidiary and Minicar (India) Limited. At March 31, 2004, in addition to the subsidiaries consolidated at March 31, 2003, Tata Daewoo Commercial Vehicle Company Limited and Automotive Stampings and Assemblies Limited (which was considered an affiliate as at March 31, 2003), were also consolidated.

c.	Affiliates

Entities where the Company exerts significant influence, generally where the Company controls between 20% and 50% of the voting stock of the investee company, are considered affiliates, and are accounted for using the equity method. Inter-company unrealized gains and losses on transactions with affiliates are eliminated.

d.	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates in these financial statements that are susceptible to change as more information becomes available include allowances for uncollectible accounts and finance receivables, certain deferred tax assets and warranty obligation.

e.	Revenue Recognition

The Company recognizes revenues on the sale of products, net of trade discounts and rebates, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sales include excise duties and charges for shipping and handling to the point of delivery, and exclude indirect taxes.

The Company recognizes revenues from services as rendered and earned.

Revenues are recognized when collectibility of the resulting receivable is reasonably assured.

Finance and service charges are accrued on the unpaid principal balance of finance receivables using the interest method. Hire purchase and loan receivables are placed on “non-accrual” status when interest or principal payments are four quarters and two quarters past due, respectively, at which time no further interest is accrued and overdue interest is written off against interest income. Finance receivables are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Income from assets given on operating lease is recognized on a straight-line basis over the scheduled lease terms.

f.	Cost Recognition

Costs and expenses are recognized when incurred and are classified according to their primary functions in the following categories:

Cost of sales

These costs primarily include raw materials, employee compensation of production personnel, depreciation and amortization of production equipment and factory overheads.

Selling, general and administrative expenses

Selling expenses primarily include employee compensation for sales and marketing personnel, travel costs, advertising, business promotion expenses, special incentives to dealers under sales promotion schemes, allowances for delinquent receivables and outward shipping expenses. Selling expenses include outward shipping expenses of Rs. 1,753.5 million, Rs. 1,931.7 million and Rs. 2,752.7 million for the years ended March 31, 2002, 2003 and 2004, respectively.

General and administrative costs primarily include employee compensation for administrative, supervisory and managerial personnel, depreciation and amortization of non-production equipment and software, non factory overheads including rent, insurance, electricity, telecommunication costs, legal and professional fees, amortization of goodwill and intangibles, valuation allowances and other general expenses.

Research and development expenses

All research and development expenses are expensed when incurred. Research and development expenses include all costs relating to the Company’s Engineering Research Center (“ERC”) and all costs incurred for the design and development of new vehicle models. The ERC’s expenses primarily consist of employee compensation for research personnel and overheads.

g.	Product Warranty Expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidence based on actions on product failures.

h.	Sales of Receivables

Tata Motors sells finance receivables to special purpose entities in securitization transactions. Recourse is in the form of the Company’s investment in subordinated securities issued by these special purpose entities and cash collateral. In accordance SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Company. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

Gains or losses from the sale of receivables are recognized in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing by the Company’s dealers.

i.	Foreign Currency

The functional currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on foreign currency transactions are included in net income.

The financial statements of foreign subsidiaries have been translated into Indian rupees for the purposes of consolidation as follows: income statement items have been converted at the average exchange rates during the period, and assets and liabilities have been translated at exchange rates prevailing on the balance sheet date. Any resulting unrealized gains or losses are reported in other comprehensive income, a separate component of shareholders’ equity.

j.	Income Taxes

Income tax consists of the current tax provision and the net change in the deferred tax asset or liability for the year.

Current income taxes are provided for in accordance with the provisions of the Indian Income Tax Act of 1961 or applicable law in foreign tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilized business loss carry forwards. Such deferred tax assets and liabilities are computed separately for each taxable entity in the consolidated enterprise and for each taxable jurisdiction. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized and are separately estimated at each such entity without offsetting.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

k.	Earnings Per Share

The Company reports basic and diluted earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per ordinary share has been computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Partly paid up shares are included as fully paid equivalents according to the fraction paid up. Diluted earnings per ordinary share has been computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period using the “if-converted” method for warrants and convertible instruments, except where the result would be antidilutive.

l.	Cash and Cash Equivalents

The Company considers all highly liquid financial instruments, which are readily convertible to cash and have an original maturity on the date of purchase of three months or less to be cash equivalents.

m.	Finance Receivables, Deferred Origination Costs and Allowance for Credit Losses

Tata Motors finances vehicle sales with hire purchase and loan financing provided to its customers. Such contracts are accounted for as sales type leases in accordance with SFAS No. 13, Accounting for Leases, and give rise to a normal manufacturer’s margin. Finance receivables are reported at their outstanding unpaid principal balances reduced by a valuation allowance and are reported net of any deferred origination costs.

Origination fees and certain direct origination costs are deferred and amortized as an adjustment to yield of the related finance receivable.

The Company establishes a specific and unallocated allowance for credit losses for finance receivables, in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures (an amendment of FASB Statement No. 114), based on management’s best estimate of losses inherent in the finance receivable portfolio.

The Company considers a finance receivable to be impaired when, based on current information and events, it is probable that the Company will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the financing agreement.

The Company provides a specific allowance for credit losses for loan receivables and hire purchase receivables that are in arrears for two quarters or four quarters or more, respectively, in an amount equivalent to the outstanding principal and interest balance.

Finance receivables comprise small homogeneous balances. Such balances are collectively evaluated for impairment at each balance sheet date and an unallocated allowance for credit losses is established based on historical losses incurred.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of receivables in light of historical experience, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, amounts that may be recoverable from originating dealers, factors affecting the industry which the receivable exposure relates to and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Credit losses are charged against the allowance when management believes that the balance cannot be recovered. Subsequent recoveries and proceeds from auctions of repossessed vehicles are credited to the allowance.

Repossessed Vehicles

Vehicles repossessed from delinquent financing customers and held for auction are recorded at the lower of the unpaid principal balance and estimated net realizable value. Gains or losses on disposal are recorded when the vehicles are sold.

n.	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost of raw materials and components is ascertained on a moving weighted average / monthly moving weighted average basis. Cost of work in progress and finished goods are determined on a full absorption cost basis.

o.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash and cash equivalents, debt securities, accounts receivable and loans and advances. None of the financial instruments result in material concentrations of credit risk.

p.	Investments

The Company accounts for its investments in debt securities and equity securities with readily determinable market values in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.

The Company does not have any securities classified as trading.

Debt securities for which management has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

Debt securities and equity securities with readily determinable fair market values that are not classified as held-to-maturity, and retained interests in sold receivables are classified as available-for-sale and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders’ equity.

Retained interests in sold receivables are initially measured at fair value determined by an external credit rating process considering various factors; principally, the expected credit losses, the age of the receivables portfolio, expected prepayments and the credit rating of the Company. These retained interests are not quoted and therefore, subsequent fair values are determined based on a valuation model that takes account of various assumptions such as the shortfall in collections, prepayments, the age of the portfolio and other assumptions. These fair values are usually certified by the special purpose entities.

Equity securities that do not have readily determinable market values are accounted for in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, and are carried at original cost.

Declines in the fair values below cost that are other than temporary are reflected in earnings as realized losses.

The cost in respect of securities sold is determined based on the specific identification method.

q.	Property, Plant and Equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation.

Cost includes the purchase price, taxes and duties, labor cost and direct overheads for self constructed assets and other direct costs incurred up to the date the asset is available for use.

Interest cost incurred for constructed assets is capitalized up to the date the asset is available for use based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Depreciation is provided on a straight-line basis at rates prescribed by the Indian Companies Act, which approximate estimated useful lives. Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life (years)
Factory building	20 to 40
Plant and equipment costing less than Rs. one million	9
Other plant and equipment	9 to 20
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20

Depreciation on assets taken on capital lease is provided over the shorter of the estimated useful life of the asset or the primary period of the lease.

Depreciation is not provided on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use.

In respect of the assets of the Company whose estimated useful lives are revised, the unamortized depreciable amount is expensed prospectively over the revised remaining useful life.

r.	Leases

Assets acquired under capital leases are initially recognized at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between finance charges and reduction of the outstanding liability. Finance charges are allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability.

s.	Impairment of Long-Lived Assets

Whenever events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company subjects such assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. If the asset is impaired, the Company recognizes an impairment loss as the difference between the carrying value of the asset and the lower of its fair value and net realizable value. As of March 31, 2003 and 2004, none of the Company’s long-lived assets was considered impaired.

In addition, the un-depreciated cost of any assets that are abandoned or plant that relates to discontinued models is expensed.

t.	Goodwill and Other Intangible Assets

Purchased intangible assets, other than goodwill, primarily consist of technology know-how that is valued at acquisition cost and is amortized over its useful life of two to six years.

Purchased goodwill and intangible assets with an indefinite useful life are capitalized. Such intangibles are not amortized but are evaluated for impairment annually or when significant events occur that indicate that the fair value is less than its carrying value. The Company determines fair value by estimating the present value of expected future cash flows.

u.	Derivative Instruments

Tata Motors is party to a variety of foreign exchange rate, interest rate and foreign currency forward contracts entered into to manage its exposure to fluctuations in foreign exchange rates and interest rates. The counter party is generally a bank. These financial exposures are managed in accordance with the corporate risk management policies and procedures.

The Company enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt or vice versa. The Company uses interest rate swap agreements in managing its exposure to interest rate fluctuations. The Company uses interest rate derivatives or currency swap agreements to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in currencies other than the functional currency of the Company.

Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended, as they are not designated as hedges.

Derivative financial instruments are reported as assets or liabilities in the balance sheet, at fair value. Changes in fair value are reported in earnings. Fair values of derivative financial instruments are generally based on quoted market prices or quotations obtained from inter-bank market participants.

v.	Employee Benefits

Gratuity / Pension

The Company has an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Company and certain of its subsidiaries make annual contributions to gratuity funds established as trusts. Concorde Motors and TACO and its subsidiaries have obtained insurance policies with the Life Insurance Corporation of India. The Company accounts for the liability for future gratuity benefits in accordance with SFAS No. 87, Employers’ Accounting for Pensions, based on an independent actuarial valuation carried out annually. The Company has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees in Tata Daewoo Commercial Vehicle Company Limited in Korea. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

Superannuation

The Company has two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee on April 1, 1996 could elect to be a member of either plan.

Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. The Company accounts for the liability for future benefits under the plan in accordance with SFAS No. 87, based on an independent actuarial valuation carried out annually. The Company makes contributions to a trust at 15% of the salary.

With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary, and therefore, has become a defined contribution plan.

Under the defined contribution plan, the Company maintains a separate irrevocable trust for employees covered and entitled to benefits. The Company contributes up to 15% of the eligible employees’ salary to the trust every year. The Company recognizes such contributions as an expense when incurred. The Company has no further obligation beyond this contribution.

Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan. The benefits of the plan accrue to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the Company’s Medical Board. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is more. The Company accounts for the liability for future benefits under the scheme in accordance with SFAS No. 87, based on an independent actuarial valuation carried out annually.

Post-retirement Medicare Scheme

Under this Scheme, employees get medical benefits for ten to twenty years from the date of retirement depending on their grade at the time of retirement. Employees separated from the Company as part of an early separation scheme, on medical grounds, or due to permanent disablement are also covered.

In respect of executive grade employees, the scheme is contributory and provides for annual reimbursement of medical expenses by the Company up to a certain limit.

The liability for post retirement medical benefits for executive grade employees is based on an external actuarial valuation in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions.

All non-executive grade employees are members of a ‘group mediclaim scheme’ and the Company pays insurance premiums to an insurance company every year in respect of retired employees and their spouses. All claims under the scheme are payable by the insurance carrier. As the risk in such cases has been transferred to the insurance carrier, the Company does not record a liability for this scheme except to the extent of any premiums payable.

Measurement date

The measurement date of all the retirement plans is March 31.

Provident fund

In accordance with Indian law, eligible employees of the Company are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and employer contribute monthly at a determined rate (currently up to 12% of employee’s salary). These contributions are either made to a fund set up as an irrevocable trust, or to the respective Regional Provident Fund Commissioners, or the Central Provident Fund under the state pension scheme, and are expensed as incurred. The Company is generally liable for future provident fund benefits to the extent of its annual contribution and any shortfall in fund assets based on government specified minimum rates of return, and recognizes such contributions and shortfall, if any, as an expense in the year incurred.

Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave at each balance sheet date.

w.	Long Term Debt

The Company reports long-term debt at the outstanding principal balance. The proceeds from debt issued with detachable warrants is allocated between the debt instrument and the warrant based on the relative fair values of the two instruments determined by reference to quoted market prices. The proceeds from convertible debt which has a beneficial conversion feature at inception is allocated between the host contract and the option based on the intrinsic value of the option. Amounts allocated to warrants are reported as additional paid in capital. Amounts allocated to any beneficial conversion features are deferred and amortized as a yield adjustment using the interest method over the life of the debt.

x.	Debt Issuance Costs

Issuance costs of long-term debt are amortized over the tenure of the debt.

y.	Dividends

Any dividends declared by Tata Motors are based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As at March 31, 2003 and 2004, the amounts available for distribution were Rs.9,906.6 million and Rs.15,311.7 million, respectively. Subsequent to March 31, 2004, the Company has declared and paid dividend of Rs. 4 per share in respect of the fiscal year ended March 31, 2004.

z.	Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No.130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries, additional minimum pension liability and net income are components of comprehensive income.

aa.	Segments

The Company operates in one identified reportable segment, namely Automotive. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated. Segment information has been provided in Note 24.

ab.	Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2004 have been translated into US dollars at US$1.00 = Rs. 43.40 based on the noon buying rate for cable transfers on March 31, 2004 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Cash on hand	Rs.	8.3	Rs.	14.3	US$	0.3
Balances with banks in rupees		2,587.7		4,712.6		108.6
Balances with banks in foreign currencies		162.7		1,784.2		41.1

Total	Rs.	2,758.7	Rs.	6,511.1	US$	150.0

Foreign currency cash balances held in certain accounts in India may be subject to usage restrictions under Indian foreign exchange control regulations.

4.	Finance receivables

Net investment in sales type and direct financing leases is as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Total minimum lease rentals to be received	Rs.	6,319.4	Rs.	9,714.5	US$	223.8
Less: Unearned income		941.9		1,317.5		30.3

		5,377.5		8,397.0		193.5
Less: Allowance for credit losses		112.7		120.7		2.8

Net investment in financing leases	Rs.	5,264.8	Rs.	8,276.3	US $	190.7

Current portion		2,098.3		3,053.7		70.4
Non-current portion		3,166.5		5,222.6		120.3

Net investment in financing leases	Rs.	5,264.8	Rs.	8,276.3	US$	190.7

Changes in the allowance for doubtful finance receivables are as follows:

	As of March 31,
	2002		2003		2004		2004
	(In millions)
Beginning balance	Rs.	38.9	Rs.	133.5	Rs.	112.7	US$	2.6
Additional allowances for credit losses for the year		114.1		7.9		43.6		1.0
Recoveries		(19.5)		(28.7)		(35.6)		(0.8)

Ending balance	Rs.	133.5	Rs.	112.7	Rs.	120.7	US$	2.8

Minimum direct financing lease rental receivables are contractually due as follows:

Years ending March 31:	As of March 31, 2004
	(In Millions)
2005	Rs.	3,898.4	US $	89.8
2006		3,125.2		72.0
2007		1,914.8		44.1
2008		776.1		17.9

Gross minimum lease rentals receivable		Rs.9,714.5	US $	223.8

Tata Motors has sold finance receivables to Special Purpose Entities (SPEs). As at March 31, 2003 and 2004 the number of these SPEs and the amount of assets they held were as follows:

	Number of SPEs	As of March 31, 2003
		(In millions)
Finance receivables	6	Rs.	4,710.8

	Number of SPEs	As of March 31, 2004
		(In millions)
Finance receivables	10	Rs.	6,971.3	US$	160.6

Retained interests in sold receivables, which consist of subordinated securities that have been included in available for sale investments, were as follows:

	As of March 31,
	2003	2004		2004
	(In millions)
Subordinated securities	Rs.758.2	Rs.	1,282.8	US$	29.6

The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to SPEs for sales that were completed during the years ended March 31, 2002, 2003 and 2004:

	For the years ended March 31,
	2002		2003		2004		2004
	(In millions)
Gross proceeds from new securitizations	Rs.	4,425.1	Rs.	4,682.3	Rs.	5,607.6	US$	129.2
Fair value of finance receivables derecognized		4,155.1		4,328.8		5,142.5		118.5
Estimated cost of servicing by dealers		69.6		67.7		112.4		2.6

Pre-tax gains on securitization	Rs.	200.4	Rs.	285.8	Rs.	352.7	US$	8.1

Cash flow information
Collections against securitized receivables	Rs.	695.1	Rs.	3,154.2	Rs.	5,855.5	US$	134.9
Payments made to SPEs	Rs.	84.9	Rs.	629.8	Rs.	4,727.4	US$	109.0
Cash flows on retained interests	Rs.	—	Rs.	256.3	Rs.	345.9	US$	8.0

Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2002, 2003 and 2004 as of the dates of such sales were as follows:

	For the years ended March 31,
	2002	2003	2004
Key assumptions: (rates per annum)
Annual prepayment rate	0.5%	0.5%	0.36%
Expected credit losses	0.9%	0.4-0.9%	0.4-0.9%

Changes in the allowance for doubtful securitized receivables were as follows:

	As of March 31,
	2002		2003		2004		2004
	(In millions)
Beginning balance	Rs.	46.2	Rs.	49.1	Rs.	58.6	US$	1.4
Additional allowances for credit losses for the year		2.9		9.5		78.9		1.8

Ending balance	Rs.	49.1	Rs.	58.6	Rs.	137.5	US$	3.2

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables at March 31, 2004 to immediate 10% and 20% changes in those assumptions:

	As of March 31, 2004
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate
Impact of 10% adverse change	Rs. 4.5	US$0.1
Impact of 20% adverse change	4.9	0.1
Expected credit losses
Impact of 10% adverse change	Rs. 4.0	US$0.1
Impact of 20% adverse change	4.4	0.1

The discount rate used for the valuation of retained interests is the rate of return to the transferees of the various pools of securitized receivables and, therefore, is not subject to change. The weighted average life in years of the securitized receivables is also not subject to change except in case of change in the prepayment rate assumption. Consequently, the above sensitivity analysis does not include the impact on the estimated fair values of the retained interests due to adverse change in the weighted average life in years or the discount rate.

The above sensitivities are hypothetical and should be used with appropriate caution. A 10% change in the assumptions may not result in lineally proportionate changes in the fair values of retained interests. Adverse changes assumed in the above analysis and resultant changes in the fair values of retained interests are calculated independently of each other. In reality, any change in one factor may cause changes in the other factors.

5.	Inventories

Inventories consist of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Raw materials and manufacturing supplies	Rs.	4,255.8	Rs.	6,763.2	US$	155.8
Work in progress		1,511.3		2,369.3		54.6
Finished products		7,772.7		6,011.2		138.5

Total	Rs.	13,539.8	Rs.	15,143.7	US$	348.9

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Advances to suppliers, contractors and others	Rs.	2,054.0	Rs.	2,231.5	US$	51.4
Deposits with government and public bodies		466.8		792.4		18.3
Prepaid expenses		858.9		382.1		8.8
Advance taxes (net)		1,184.9		429.4		9.9
Other current assets		344.5		1,419.2		32.7

Total	Rs.	4,909.1	Rs.	5,254.6	US$	121.1

7.	Investments

Investments consist of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Investments available for sale, at market	Rs.	3,133.8	Rs.	24,150.3	US$	556.5
Investments held to maturity, at amortized cost		40.5		40.5		0.9
Investments at cost, net		2,563.7		2,861.5		65.9

Total	Rs.	5,738.0	Rs.	27,052.3	US$	623.3

Information on unrealized gains and losses for investments available for sale is as follows:

Available for sale securities	Amortized Cost		Gross unrealized gains		Gross unrealized losses		Fair value
	(In millions)
As of March 31, 2003:
Equity shares	Rs.	2,216.9	Rs.	164.9	Rs.	6.2	Rs.	2,375.6

Retained interests in securitized transactions								758.2

Total available for sale securities								Rs. 3,133.8

As of March 31, 2004:
Equity shares	Rs.	2,216.8	Rs.	5,381.0	Rs.	6.5	Rs.	7,591.3
Investments in mutual funds		15,239.5		36.7		—		15,276.2

		17,456.3		5,417.7		6.5		22,867.5

Retained interests in securitized transactions								1,282.8

Total available for sale securities							Rs.	24,150.3

Total available for sale securities							US$	556.5

Information on unrealized gains and losses for held to maturity investments is as follows:

Held to maturity securities	Fair value		Gross unrealized gains	Gross unrealized losses	Amortized Cost
	(In millions)
As of March 31, 2003:
Debentures	Rs.	40.5	—	—	Rs.	40.5

As of March 31, 2004:
Debentures	Rs.	40.5	—	—	Rs.	40.5

	US$	0.9	—	—	US$	0.9

The contractual maturity of the Company’s fixed income held to maturity securities as of March 31, 2004 is as follows:

	In millions
Due in fiscal year ending March 31,
2005	Rs.	0.5
2008		40.0

	Rs.	40.5

Information on equity investments without readily determinable market values is as follows:

	In millions
As of March 31, 2003:
Original cost	Rs.	2,577.4
Less: Other than temporary impairment		13.7

Total securities carried at cost, net	Rs.	2,563.7

As of March 31, 2004:
Original cost	Rs.	2,958.6
Less: Other than temporary impairment		97.1

Total securities carried at cost, net	Rs.	2,861.5

Total securities carried at cost, net	US$	65.9

The Company has, in consideration of loans aggregating Rs. 9,500 million and deferred payment guarantee facilities aggregating to Rs. 5,200 million extended by financial institutions and banks to Haldia Petrochemicals Ltd. (Haldia), given an undertaking to such financial institutions and banks not to dispose of its investments in Haldia without their prior consent so long as any part of the loan/ guarantee limits sanctioned by the financial institutions and banks to Haldia remain outstanding.

The Company has given an undertaking to ICICI Bank Limited not to create any charge nor sell its equity holdings in Automobile Corporation of Goa Limited (ACGL) as long as ICICI Bank’s term loan to ACGL is outstanding, without prior permission of ICICI Bank.

Interest and dividends on investments were Rs. 123.8 million, Rs. 115.1 million and Rs. 408.7 million in the years ended March 31, 2002, 2003 and 2004, respectively. Realized gains on investments for the years ended March 31, 2002, 2003 and 2004 amounted to Rs. 36.1 million, Rs. 65.0 million and Rs. 138.2 million, respectively.

The proceeds and losses from sales of available-for-sale securities for the fiscal year ended March 31, 2002 were Rs. 1,415.7 million and Rs. 14.3 million, respectively. No available for sale securities were sold during the fiscal year ended March 31, 2003.

The proceeds and gross realized gains from sales of available-for-sale securities for the fiscal year ended March 31, 2004 were Rs. 44.7 million and Rs. 39.7 million, respectively. Unrealized gains of Rs. 12.9 million as at March 31, 2003 were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

8.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Land and buildings	Rs.	9,511.5	Rs.	9,676.7	US$	223.0
Plant and equipment		50,717.8		50,416.6		1,161.7
Computers		1,170.5		3,278.2		75.5
Vehicles		814.0		887.0		20.4
Furniture and fixtures		612.3		604.7		13.9

		62,826.1		64,863.2		1,494.5
Less: Accumulated depreciation		27,759.2		31,463.3		725.0

		35,066.9		33,399.9		769.5
Add: Capital work-in-progress		1,534.8		2,078.6		48.0

Property, plant and equipment, net	Rs.	36,601.7	Rs.	35,478.5	US$	817.5

Depreciation expense for the years ended March 31, 2002, 2003 and 2004 was Rs. 3,795.6 million, Rs. 3,879.2 million and Rs. 4,117.7 million, respectively.

Interest capitalized during the years ended March 31, 2002, 2003 and 2004 was Rs. 233.2 million, Rs. 136.2 million and Rs. 41.3 million, respectively.

Included in property, plant and equipment are the following assets taken on capital lease:

	As of March 31,
	2003		2004		2004
	(In millions)
Plant and equipment	Rs.	1,887.7	Rs.	1,887.3	US$	43.5
Computers		0.7		—		—
Vehicles		33.8		5.9		0.1

		1,922.2		1,893.2		43.6
Less: Accumulated depreciation		434.7		582.1		13.4

Total leased property, net	Rs.	1,487.5	Rs.	1,311.1	US$	30.2

9.	Leases

The Company has leased property, machinery, equipment and vehicles under operating and capital leases. The following is a summary of future minimum lease rental commitments under non-cancelable operating leases and capital leases entered into by the Company:

	As of March 31, 2004
	Operating		Capital
	(In millions)
Years ending March 31,
2005	Rs.	14.2	Rs.	12.1
2006		5.1		11.6
2007		3.5		8.4
2008		3.8		4.8
2009		3.8		1.3

Total minimum lease commitments	Rs.	30.4	Rs.	38.2
Less: Interest on capital leases		—		6.5

Present value of minimum lease payments	Rs.	30.4	Rs.	31.7

	US$	0.7	US$	0.7

Total operating lease rental expense was Rs. 101.3 million, Rs. 72.8 million, and Rs. 132.8 million for the years ended March 31, 2002, 2003 and 2004, respectively.

10.	Net investment in assets leased under operating leases

The Company leases out manufactured vehicles, machinery and equipment on operating leases. The assets leased under operating leases are capitalized by the Company at initial acquisition cost, are classified as owned assets under property, plant and equipment and depreciated over the estimated useful lives of similar assets owned and used by the Company.

Net assets given out on operating leases were as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Plant and equipment	Rs.	22.1	Rs.	22.1	US$	0.5
Less: Accumulated depreciation		3.0		5.5		0.1

Net assets subject to operating leases	Rs.	19.1	Rs.	16.6	US$	0.4

Minimum rentals on operating leases aggregating Rs. 10.6 million are all contractually due by March 31, 2005.

11.	Income taxes

The income tax (benefit) expense consists of the following:

	For the years ended March 31,
	2002		2003		2004		2004
	(In millions)
Current	Rs.	30.3	Rs.	261.9	Rs.	1,150.1	US$	26.5
Deferred		(543.3)		1,626.5		4,113.9		94.8

Total income tax (benefit) expense	Rs.	(513.0)	Rs.	1,888.4	Rs.	5,264.0	US$	121.3

The reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense is as follows:

	For the years ended March 31,
	2002		2003		2004		2004
	(In millions)
(Loss) Income before income tax	Rs.	(3,659.6)	Rs.	4,626.3	Rs.	14,029.4	US$	323.2
Statutory tax rate		35.70%		36.75%		35.875%		35.875%
Expected income tax (benefit) expense at statutory tax rate	Rs.	(1,306.5)	Rs.	1,700.2	Rs.	5,033.0	US$	116.0
Add/(less): Tax effect of permanent differences		630.9		(99.2)		(216.9)		(5.0)
Tax effect of minimum alternate tax		—		282.5		492.5		11.3
Effect of change in tax rates		90.6		(62.0)		15.0		0.4
Change in valuation allowance		72.0		66.9		(59.6)		(1.4)

Income tax (benefit) expense reported	Rs.	(513.0)	Rs.	1,888.4	Rs.	5,264.0	US$	121.3

Significant components of deferred tax asset and liability are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Deferred tax assets:
Depreciation carryforwards	Rs.	4,409.6	Rs.	758.2	US$	17.5
Business loss carryforwards		1,251.6		360.1		8.3
Employees separation scheme		423.2		464.2		10.7
Expenses deductible in future years		727.5		396.5		9.1
Depreciation		—		1,294.5		29.8
Other		1,220.8		1,840.7		42.4

Total deferred tax asset		8,032.7		5,114.2		117.8
Less: Valuation allowance		507.9		448.3		10.3

Net deferred tax asset		7,524.8		4,665.9		107.5

Deferred tax liabilities:
Depreciation		6,324.0		6,488.6		149.5
Others		853.7		1,290.6		29.7

Total deferred tax liability		7,177.7		7,779.2		179.2

Net deferred tax asset/(liability)	Rs.	347.1	Rs.	(3,113.3)	US$	(71.7)

Current	Rs.	587.7	Rs.	946.5	US$	21.8
Non-current		(240.6)		(4,059.8)		(93.5)

Valuation allowances have been created for deferred tax assets arising at subsidiaries that are making losses and that do not expect a return to tax profitability in the foreseeable future. Deferred tax assets and liabilities are offset if they arise in the same legal entity and taxing jurisdiction but not otherwise.

Under the Indian Income Tax Act, 1961, unabsorbed business losses expire eight years after the year in which they originate whereas unabsorbed depreciation allowances can be carried forward indefinitely. In respect of a foreign subsidiary in Singapore the unabsorbed business losses can be carried forward indefinitely unless there is a substantial change in the ownership.

Business loss carryforwards expire unutilized based on the year of origination as follows:

March 31,	In millions
2005	Rs.	—	US$	—
2006		38.9		0.9
2007		5.6		0.1
2008		9.1		0.2
2009		292.2		6.7
2010		207.1		4.8
2011		213.5		4.9
2012		220.2		5.1

Tax effects allocated to each component of other comprehensive income are as follows:

	Years ended March 31,
	2003		2004		2004
	(In millions)
Unrealized gain on available-for-sale securities	Rs.	(16.7)	Rs.	(554.8)	US$	(12.7)
Additional minimum liability on defined retirement benefit plans		203.6		157.6		3.6

Total	Rs.	186.9	Rs.	(397.2)	US$	(9.1)

12.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Deposits with Government and public bodies	Rs.	355.5	Rs.	328.5	US$	7.6
Margin money		258.4		601.6		13.9
Loans to employees		1,315.8		1,165.7		26.8
Goodwill		85.9		201.2		4.6
Other intangible assets		27.8		33.7		0.8
Others		32.4		84.2		1.9

Total	Rs.	2,075.8	Rs.	2,414.9	US$	55.6

Margin money with banks is in the nature of restricted cash, and consists of collateral provided in support of guarantees issued by banks on the Company’s behalf, in accordance with loan agreements and as may be required for securitization transactions.

Goodwill and intangible assets and the change during the years ended March 31, 2002, 2003 and 2004 were as follows:

	Year ended March 31, 2002
	Goodwill		Other intangible assets		Total
	(In millions)
Balance at the beginning	Rs.	150.1	Rs.	25.0	Rs.	175.1
Purchased during the year		15.0		16.8		31.8
Less: Written off / amortized		—		(10.0)		(10.0)

Balance at the end	Rs.	165.1	Rs.	31.8	Rs.	196.9

	Year ended March 31, 2003
	Goodwill		Other intangible assets		Total
	(In millions)
Balance at the beginning	Rs.	165.1	Rs.	31.8	Rs.	196.9
Purchased during the year		70.9		8.0		78.9
Less: Written off / amortized		(150.1)		(12.0)		(162.1)

Balance at the end	Rs.	85.9	Rs.	27.8	Rs.	113.7

	Year ended March 31, 2004
	Goodwill		Other intangible assets		Total		Total
	(In millions)
Balance at the beginning	Rs.	85.9	Rs.	27.8	Rs.	113.7	US$	2.6
Purchased during the year		115.3		16.3		131.6		3.0
Acquired on acquisition of subsidiary		—		0.2		0.2		—
Less: Written off / amortized		—		(10.6)		(10.6)		(0.2)

Balance at the end	Rs.	201.2	Rs.	33.7	Rs.	234.9	US$	5.4

As a result of adverse economic conditions in the United States following September 11, 2001, the Company’s consulting subsidiary in the United States incurred losses, which in fiscal 2003 were substantially in excess of its net worth. The Company assessed the goodwill relating to this subsidiary following this trigger event, concluded it was impaired and wrote off the entire balance of Rs. 150.1 million as a realized loss in the year ended March 31, 2003.

As at March 31, 2002, intangible assets amounting to Rs. 17.3 million and Rs. 14.5 million relate to the automotive and to the all other segments, respectively.

As at March 31, 2003, intangible assets amounting to Rs. 9.4 million and Rs. 18.4 million relate to the automotive and to the all other segments, respectively.

As at March 31, 2004, intangible assets amounting to Rs. 4.6 million and Rs. 29.1 million relate to the automotive and to the all other segments, respectively. Goodwill relates to the all other segment.

The estimated annual amortization reportable in the next five years is approximately Rs. 10.1 million.

13.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Advances	Rs.	1,237.0	Rs.	3,534.4	US$	81.4
Accrued interest		488.2		173.7		4.0
Other accrued expenses		3,463.7		6,586.7		151.8

Total	Rs.	5,188.9	Rs.	10,294.8	US$	237.2

14.	Short-term debt

Short-term debt consists of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Inter corporate deposits	Rs.	103.0	Rs.	—	US$	—
From banks		2,014.6		4,941.0		113.9

		2,117.6		4,941.0		113.9
Current portion of long-term debt		3,596.2		2,817.9		64.9

Total	Rs.	5,713.8	Rs.	7,758.9	US$	178.8

Weighted average interest rate		9.76%		5.87%		5.87%
Unused short-term credit facilities available	Rs.	13,748.8	Rs.	11,486.4	US$	264.7

15.	Long-term debt

Long-term debt consists of the following:

		As of March 31,
		2003		2004		2004
		(In millions)

Debentures	Redemption date
12.25% Non-convertible debentures	December 1, 2004	Rs.	150.0	Rs.	100.0	US$	2.3
14.75% Non-convertible debentures	October 11, 2008		1,179.5		801.3		18.5
14.30% Non-convertible debentures	July 28, 2008		748.7		249.5		5.7
13.50% Non-convertible debentures	July 23, 2005		619.7		119.9		2.8
11.85% Non-convertible debentures	August 10, 2005		749.0		—		—
7.70% Non-convertible debentures	October 7, 2006		498.9		—		—
Floating rate debentures	October 1, 2007		498.9		345.9		8.0
11% Non-convertible debentures	December 5, 2007		1,256.9		—		—
11.5% / 8.0% Non-convertible debentures	October 31, 2007		180.0		150.0		3.5
11.5% Non-convertible debentures	August 26, 2007		—		30.0		0.7
11.35% Non-convertible debentures	March 25, 2005		320.0		320.0		7.4
1% Foreign Currency Convertible Notes	July 31, 2008		—		1,063.5		24.5
7.875% US notes	July 15, 2007		2,107.5		1,941.6		44.7
Term loans			4,181.9		1,808.4		41.6
Foreign currency loans from banks			3,712.6		4,627.9		106.6
Foreign currency loans from others			—		68.3		1.6
Sales tax deferment loan			1,007.2		1,143.3		26.2
Other			262.8		852.4		19.7

Total		Rs.	17,473.6	Rs.	13,622.0	US$	313.8
Less: current portion			3,596.2		2,817.9		64.9

Long-term debt		Rs.	13,877.4	Rs.	10,804.1	US$	248.9

Weighted average interest rate			11.16%		7.35%		7.35%

Interest rates shown in the table above are the stated coupon interest rates as per the terms of the loan. The effective interest rates and the face amount of the loans included in the above table, for which the coupon and effective rates are different, are as follows:

	As of March 31,
	Effective interest rate		Face amount
	2003	2004	2003	2004	2004
			(In millions)
Non convertible debentures
14.75% Debentures	15.55%	16.31%	Rs.1,185.0	Rs.805.0	US$	18.6
14.30% Debentures	14.36%	17.00%	750.5	250.0		5.8
13.50% Debentures	13.50%	14.54%	620.0	120.0		2.8
11.40% Debentures	11.58%	—	—	—		—
11.85% Debentures	11.93%	—	750.0	—		—
11% Debentures	17.36%	—	1,296.4	—		—
1% Foreign Currency Convertible Notes	—	5.36%	—	1,053.5		24.3
7.875% US Notes	8.50%	8.50%	2,244.5	2,114.8		48.7
7.70% Debentures	7.92%	—	500.0	—		—
Floating rate debentures	7.27%	6.40%	500.0	350.0		8.1

The scheduled maturity of long-term debt as of March 31, 2004 is set out as below:

	As of March 31, 2004
Due in the year ending March 31,	(In millions)
2005	Rs.	2,817.9	US$	64.9
2006		1,334.9		30.7
2007		782.1		18.0
2008		3,398.5		78.3
2009		3,580.7		82.5
Thereafter		1,707.9		39.4

Total	Rs.	13,622.0	US$	313.8

Non-refundable fees and loan origination costs amounting to Rs.16.3 million, Rs 163.9 million and Rs. 164.5 million were charged to interest expense as an adjustment of yield over the lives of the related loans during the years ended on March 31, 2002, 2003 and 2004, respectively.

Premium on early redemption of loans and debentures amounting to Rs 39.0 million, Rs. 169.1 million and Rs. 371.4 million was charged to income for the years ended on March 31, 2002, 2003 and 2004, respectively.

The following are specific terms relating to long-term debt:

The 12.25% Non-Convertible Debentures (2004), 14.75% Non-Convertible Debentures (2008), 14.30% Non-Convertible Debentures (2008), 13.50% Non-Convertible Debentures (2005) and Floating rate Non-Convertible Debentures (2007) are secured by pari passu charges by way of equitable mortgages of immovable properties and fixed assets, both present and future, and a first charge on all other assets except inventory and book debts, present and future, two of the Company’s showrooms in Mumbai, land and buildings at Mahim, Mumbai; the Company’s residential flats at Mumbai, Pune and Jamshedpur; freehold land measuring approximately 6 acres at Pune and freehold land measuring approximately 4,245 sq. mtrs. situated in Thane which are secured against specific borrowings.

The 13.5% Non-Convertible Debentures (2005) granted a one-time put and call option exercisable after July 23, 2003 to the debenture holder and the Company. Both options require thirty days notice to be given to the other party. If exercised, the Company is obligated to repay the principal balance together with interest to the date of redemption. The Company exercised the option and redeemed debentures of Rs. 499.8 million.

In the fiscal year ended March 31, 2004 the Company exercised its call option and redeemed the 11% Non-Convertible Debentures (2005-2007). These debentures were issued with detachable warrants in ratio of one warrant for every two debentures. The warrants entitle the holder to purchase one ordinary share of Rs. 120 per share and may be exercised from June 6, 2003 to September 30, 2004.

As of March 31, 2004, an aggregate of 6,370,879 warrants were outstanding and are entitled to apply for one ordinary share at any time upto September 30, 2004.

11.5% / 8.0% Non-Convertible debentures:

The terms of the 11.5% non convertible debentures were restructured in agreement with the holders of the debentures. The rate of interest was reduced from 11.5% to 8.0% per annum with effect from October 1, 2003. These debentures are to be redeemed at par in two annual instalments commencing October 2006. The Company has a call option to redeem the debentures in full or in part in October 2004 or at any time thereafter with 2.0% penalty on prepayment. The debentures carry a call and put option at the end of October 2005 and October 2006.

11.5% Non-Convertible debentures

The debentures are redeemable in three annual instalments commencing from August 27, 2005 with a put option in June 2004, June 2005 and June 2006 and a call option in June 2005 and June 2006.

1% Foreign Currency Convertible Notes

On July 31, 2003, Tata Motors issued 1% foreign currency convertible notes (or the Notes) amounting to Rs. 4,615.6 million (US$100 million). Unless previously redeemed, or purchased and cancelled the Notes may be converted into newly issued ordinary shares of the Company or Global Depositary Shares, at the option of the holders of the Notes, at any time from September 11, 2003 to July 1, 2008, at an initial conversion price of Rs.250.745 per share.

The Notes may be redeemed, in whole or in part, at the option of the Company, at any time on or after July 31, 2006, at a specified early redemption amount plus accrued and unpaid interest, if the closing price of the shares is greater than 125% of the conversion price for a period of at least 25 consecutive business days or in the event of certain changes relating to taxation in India. Unless previously converted, redeemed or purchased and cancelled, the Notes are redeemable on July 31, 2008 at 116.824% of their principal amount.

13,974,898 ordinary shares were allotted during the period September 11, 2003 to March 31, 2004, consequent to conversion of 75,913 of the Notes with an aggregate value of Rs. 3,440.7 million (US$ 75.9 million). Further, 24,087 of the Notes with an aggregate value of Rs.1,063.5 million (US$ 24.1 million) outstanding as at March 31, 2004, may at the option of the note holders be converted into 44,34,242 GDSs / shares at any time upto July 1, 2008.

7% Convertible debentures

During the fiscal year ended March 31, 2002, the Company issued 7% Convertible debentures which were converted into ordinary shares on March 31, 2002. Such debentures were issued with detachable warrants in the ratio of one warrant for every five debentures. The warrants entitle the holder to purchase one ordinary share at Rs. 120 per share, and may be exercised from June 6, 2003 to September 30, 2004. The conversion option relating to these debentures was in the money at inception. Accordingly, the Company has recorded the intrinsic value of the option as an expense aggregating Rs. 64.4 million.

7.875% US Notes

As per the terms of issue of US notes, Tata Motors and its material subsidiaries may not create or permit to subsist any liens for the benefit of other foreign currency debt instruments any such material subsidiaries’ property or assets, present or future, to secure payment of sum due in respect of any such debt instruments, any payment under any guarantee of any such debt instruments, or any indemnity or other like obligation in respect of any such debt instruments, unless approved by the holders of these notes.

For a foreign currency loan, Tata Motors is required to ensure that, at all times, its financial condition shall be such that tangible net worth as computed under Indian GAAP is not less than a specified amount and a specified percentage of its total direct liabilities. In addition to this, Tata Motors is also required to maintain its fixed assets and current assets at not less than a specified amount and certain ratios at not less than a specified percentage.

Other

The Sales Tax Deferment Loan is secured by a residual charge on the immovable and movable properties at Lucknow.

Secured loans of Tata Motors’ subsidiaries are secured by charges on certain movable and immovable assets of the respective subsidiary companies.

16.	Shareholders’ equity

Issued shares

The number of ordinary shares issued as reported in the balance sheet and the statements of shareholders’ equity does not include 100,992 and 100,619 ordinary shares as at March 31, 2003 and 2004, respectively that are issued and not outstanding or cancelled.

Unclassified shares

Tata Motors’ authorized share capital included 50 million unclassified shares of Rs. 10 each as at March 31, 2003. These shares have not been issued, and on July 21, 2003 were reclassified into ordinary shares of Rs. 10 each.

Capital redemption reserve

The Indian Companies Act, 1956 (the “Companies Act”) requires that where a company purchases its own shares not out of proceeds of a fresh issue but out of free reserves, then a sum equal to the nominal value of the shares so purchased shall be transferred to a capital redemption reserve account, which may be applied to issue fully paid bonus shares. Tata Motors established this reserve pursuant to the redemption of preference shares issued in earlier years.

Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve from profits every year until such debentures are redeemed. Presently, a manufacturing company is required to maintain a minimum proportion of the outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. As at March 31, 2004, Tata Motors has Rs. 3,122.2 million more in the debenture redemption reserve than statutorily required and, therefore, this excess amount is unrestricted.

Special Reserve

The special reserve represents the reserve created by two subsidiaries of Tata Motors pursuant to the Reserve Bank of India Act, 1934 (the “RBI Act”) and related regulations applicable to those companies. Under the RBI Act, a company is required to transfer an amount not less than 20 per cent of its net profit to a reserve fund before declaring any dividend. Appropriation from this reserve fund is permitted only for the purposes specified by the RBI.

Securities premium (additional paid-in capital) account

At an extra-ordinary general meeting held on March 27, 2002, the shareholders of Tata Motors approved and the Mumbai High Court confirmed, in its order passed on May 2, 2002, the utilization of the securities premium account towards adjustment of the following debit balances under Indian GAAP:

	In millions
Deferred expenses	Rs.	9,500.5
Other-than-temporary diminution in value of investments		312.5
Capital work-in-progress		1,976.1

Total	Rs.	11,789.1

These debit balances have been expensed in the appropriate accounting years under US GAAP.

17.	Non-operating revenues

Non-operating revenues consist of the following:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Octroi (indirect local tax) provision no longer required	Rs.	903.1	Rs.	—	Rs.	—	US$	—
Investment income		159.9		180.1		546.9		12.6
Foreign exchange gains, net		83.5		112.7		759.3		17.5
Insurance proceeds		93.1		92.7		25.3		0.6
Other		688.3		1,005.6		813.1		18.7

Total	Rs.	1,927.9	Rs.	1,391.1	Rs.	2,144.6	US$	49.4

18.	Employee separation compensation

Tata Motors and some of its subsidiary companies offered voluntary separation to employees under an early separation scheme during the years ended March 2002, 2003 and 2004. The scheme provided for payment of pension based on salary drawn at the time of separation and certain medical benefits up to the age of normal superannuation. Compensation payable to the separated employees is accounted for based on an independent actuarial valuation.

The number of employees who accepted voluntary separation under the scheme were 1,889, 87 and 542 in each of the years ended March 31, 2002, 2003 and 2004, respectively.

19.	Employee benefits

Gratuity and Superannuation plans

The following table sets out the funded status and the amounts recognized in the financial statements for the Gratuity and the defined benefit superannuation plans:

	As of March 31,
	Gratuity and severance indemnity plans						Superannuation
	2003		2004		2004		2003		2004		2004
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs.	2,005.6	Rs.	2,260.2	US$	52.1	Rs.	1,864.5	Rs.	1,551.0	US$	35.7
Liability assumed on acquisition of subsidiaries		—		373.9		8.6		—		—		—
Service cost		111.7		128.0		2.9		83.1		44.3		1.0
Interest cost		169.4		168.2		3.9		156.4		113.4		2.6
Actuarial gain		218.9		175.8		4.1		61.7		(60.5)		(1.4)
Plan amendments		—		—		—		(366.3)		—		—
Benefits paid		(245.4)		(347.2)		(8.0)		(248.4)		(262.2)		(6.0)

Projected benefit obligation, end of the year	Rs.	2,260.2	Rs.	2,758.9	US$	63.6	Rs.	1,551.0	Rs.	1,386.0	US$	31.9

Change in plan assets:
Fair value of plan assets, beginning of the year	Rs.	1,590.6	Rs.	2,158.9	US$	49.7	Rs.	673.1	Rs.	810. 9	US$	18.7
Actual return on plan assets		151.9		145.6		3.4		81.6		88.4		2.0
Employer’s contributions		661.8		321.5		7.4		304.6		170.9		3.9
Benefits paid		(245.4)		(347.2)		(8.0)		(248.4)		(262.2)		(6.0)

Fair value of plan assets, end of the year	Rs.	2,158.9	Rs.	2,278.8	US$	52.5	Rs.	810.9	Rs.	808.0	US$	18.6

Shortfall of plan assets over obligation	Rs.	(101.3)	Rs.	(480.1)	US$	(11.1)	Rs.	(740.1)	Rs.	(578.0)	US$	(13.3)
Unrecognized net loss		764.6		942.3		21.8		1,004.8		762.2		17.6
Unrecognized prior service gains		—		—		—		(348.0)		(295.1)		(6.8)

Prepaid /(Accrued) pension cost	Rs.	663.3	Rs.	462.2	US$	10.7	Rs.	(83.3)	Rs.	(110.9)	US$	(2.5)

Accumulated benefit obligation	Rs.	1,728.5	Rs.	2,077.9	US$	47.9	Rs.	1,759.0	Rs.	1,375.5	US$	31.7

Increase in minimum liability included in other comprehensive income							Rs.	(142.2)	Rs.	(200.1)	US$	(4.6)

The entire obligation of Rs. 370.9 million under the severance indemnity plan is unfunded.

Net gratuity and superannuation cost consists of the following components:

	Years ended March 31,
	Gratuity								Superannuation
	2002		2003		2004		2004		2002		2003		2004		2004
	(In millions)
Service cost	Rs.	98.3	Rs.	111.7	Rs.	128.0	US$	2.9	Rs.	43.2	Rs.	83.1	Rs.	44.3	US$	1.0
Interest cost		144.8		169.4		168.2		3.9		76.5		156.4		113.4		2.6
Amortisation of net unrecognized obligation		—		—		—		—		—		—		(71.0)		(1.6)
Actuarial loss/ (gain)		—		25.3		37.0		0.9		—		160.8		171.3		3.9
Expected return on plan assets		(145.6)		(161.4)		(168.4)		(3.9)		(67.3)		(65.7)		(59.9)		(1.4)

Net periodic pension cost	Rs.	97.5	Rs.	145.0	Rs.	164.8	US $	3.8	Rs.	52.4	Rs.	334.6	Rs.	198.1	US $	4.5

The assumptions used in accounting for the gratuity and superannuation plans are set out below:

	Years ended March 31,
	Gratuity			Superannuation
	2002	2003	2004	2002	2003	2004
Discount rate	9.00%	8.00%	6.50% - 8.00%	9.00%	8.00%	7.50% - 8.50%
Rate of increase in compensation level of covered employees	3% - 5%	3% - 5%	3% - 5%	5.00%	NA	NA
Expected return on assets	9.00%	8.00%	8.00%	9.00%	8.00%	8.00%

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s gratuity and superannuation plans asset allocation as of March 31, 2003 and 2004 by category are as follows:

	Gratuity		Superannuation
	Plan assets as of March 31,		Plan assets as of March 31,
	2003	2004	2003	2004
Asset category:
Debt securities	31%	47%	55%	60%
Balances with banks	69%	53%	45%	40%

	100%	100%	100%	100%

The Company’s policy and objective for plan asset management is to maximize return on plan assets to meet future benefit payment requirements while at the same time accepting only a low level of risk. The asset allocation for plan assets is determined based on investment criteria approved under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published benchmarks.

The Company expects to contribute Rs. 484.9 million and Rs. 67.8 million to the gratuity and superannuation plans, respectively during the fiscal year ending on March 31, 2005.

Bhavishya Kalyan Yojana (BKY)

The following table reconciles the projected benefit obligation of the BKY plan, an unfunded plan, and the amounts recognized in the financial statements:

	As of March 31,
	2003		2004		2004
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs.	264.9	Rs.	288.1	US$	6.6
Service cost		9.7		11.0		0.3
Interest cost		22.5		21.9		0.5
Plan gain		22.5		35.6		0.8
Benefits paid		(31.5)		(28.5)		(0.7)

Projected benefit obligation, end of the year	Rs.	288.1	Rs.	328.1	US$	7.5

Accumulated benefit obligation	Rs.	256.0	Rs.	290.8	US$	6.7
Increase in minimum liability included in other comprehensive income	Rs.	17.9	Rs.	28.9	US$	0.7

The components of net BKY cost are as follows:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Service cost	Rs.	8.4	Rs.	9.7	Rs.	11.0	US$	0.3
Interest cost		21.7		22.5		21.9		0.5
Actuarial loss		—		0.4		1.7		—

Net periodic BKY cost	Rs.	30.1	Rs.	32.6	Rs.	34.6	US$	0.8

The assumptions used in accounting for the BKY costs are set out below:

	Years ended March 31,
	2002	2003	2004
Discount rate	9.00%	8.00%	7.50 – 8.00%
Rate of increase in compensation level of covered employees	3.00 – 5.00%	3.00 – 5.00%	3.00 – 5.00%

Postretirement medicare scheme

The following table reconciles the projected benefit obligation of the medicare scheme, an unfunded scheme, and the amounts recognized in the financial statements:

	As of March 31,
	2003		2004		2004
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs.	270.1	Rs.	302.0	US$	7.0
Service cost		9.0		9.6		0.2
Interest cost		22.5		22.6		0.5
Plan (loss) gain		41.5		3.9		0.1
Benefits paid		(41.1)		(25.9)		(0.6)

Projected benefit obligation, end of the year	Rs.	302.0	Rs.	312.2	US$	7.2

Accumulated benefit obligation	Rs.	234.9	Rs.	240.6	US$	5.5

The components of net postretirement medicare scheme are as follows:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Service cost	Rs.	9.8	Rs.	9.0	Rs.	9.6	US$	0.2
Interest cost		29.6		22.5		22.6		0.5
Actuarial gain		—		(1.3)		(0.5)		—

Net periodic medicare cost	Rs.	39.4	Rs.	30.2	Rs.	31.7	US$	0.7

The assumptions used in accounting for the postretirement medicare costs are set out below:

	Years ended March 31,
	2002	2003	2004
Discount rate	9.00%	8.00%	7.50%
Increase in health care cost	3.00%	3.00%	3.00%

The table below outlines the impact on the service cost, the interest cost and the Projected Benefit Obligation in the event of an increase of 1% in the assumed rate of increase in annual medicare cost:

	Years ended March 31,
	2003		2004		2004
	(In millions)
PBO at the beginning of the year	Rs.	296.3	Rs.	331.5	US$	7.6
PBO at the end of the year		331.5		344.0		7.9
Service cost		10.5		11.3		0.3
Interest cost		24.8		25.0		0.6

Defined contribution schemes

The Company’s contribution to defined contribution plans aggregated Rs. 707.8 million, Rs. 734.7 million and Rs. 819.2 million for the fiscal years 2002, 2003 and 2004 respectively.

20.	Acquisitions

On March 30, 2004 the Company entered into an investment agreement to acquire all the equity interest in Tata Daewoo Commercial Vehicle Company Limited (formerly known as Daewoo Commercial Vehicle Company Limited), for a purchase consideration of Rs. 2,462.5 million. The fair value of the net assets acquired of Rs. 2,462.5 million represent approximately 2.2% of total assets of the Company. Rs.684.9 million of the purchase consideration has been placed in an escrow account for indemnifying the Company against liabilities that may arise within two years of acquisition.

TDWCV manufactures commercial vehicles in a higher horsepower and torque category than Tata Motors’ products, and provides Tata Motors with complementary products in this category. This acquisition also enables Tata Motors to enter the Korean market with its range of products that are not manufactured by TDWCV. Further, both Tata Motors and TDWCV expect to gain product and market synergies as well as synergy in other areas like vehicle integration and product development through existing research and development activities.

On March 27, 2004, the Company acquired a further 48.81% financial interest in Automotive Stampings and Assemblies Limited (ASAL) for a consideration of Rs. 298.7 million. As a result, ASAL became an 81.35% owned subsidiary of the Company. ASAL is engaged in the manufacture of automotive components. The acquisition results in a vertical integration of the Company’s manufacturing process. The Company acquired net assets of Rs. 193.0 million and goodwill on acquisition amounted to Rs. 105.7 million.

Purchase consideration paid for these acquisitions has been allocated as follows:

	Allocation of purchase price
	TDWCV		ASAL
	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	1,595.1	Rs.	4.8
Property and equipment		—		522.2
Inventories		1,312.4		209.6
Other non-current assets		1,280.1		10.8
Other current liabilities (net)		(1,725.1)		(352.0)

Fair value of net assets on date of acquisition		2,462.5		395.4

Share of net assets acquired		2,462.5		193.0
Goodwill		—		105.7

Purchase consideration	Rs.	2,462.5	Rs.	298.7

Proforma information related to these acquisitions has not been included as the impact of these acquisitions, either individually or in aggregate, on the Company’s consolidated results of operations is not considered to be material.

During the year ended March 31, 2003, the Company invested a further Rs. 200 million in Concorde Motors Limited; as a result, Concorde became a 54.8% owned subsidiary of the Company. The purpose of the transaction was to strengthen the Company’s capability to market and provide after sales service for passenger cars. The Company acquired net assets of Rs. 146.1 million and goodwill on acquisition amounted to Rs. 53.9 million.

During the year ended March 31, 2003, the Company also made additional investments of Rs. 12.8 million in Tata Precision Industries Pte. Limited (Singapore) (“TPIL”) as a result of which, TPIL became a subsidiary. The Company acquired net assets of Rs. 6.1 million and goodwill on acquisition amounted to Rs. 6.7 million. Prior to the additional investment, TPIL was an affiliate of the Company. The carrying value of TPIL as an affiliate was Rs. 10.8 million including goodwill of Rs. 10.3 million.

21.	Commitments and contingencies

In the normal course, the Company faces claims and assertions by various parties. The Company assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated, and discloses such matters in its financial statements if material. For potential losses that are considered reasonably possible, but not probable, the Company provides disclosure in the financial statements, but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is reasonably possible, but not probable. Management believes that none of the contingencies described below, either individually or in the aggregate, would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Litigation

Tata Motors is involved in legal proceedings in various states in India, both as plaintiff and as defendant. In respect of claims against the Company below Rs. 50 million, the majority of cases pertain to motor accident claims (involving vehicles that met with accidents while being transferred from the Company’s manufacturing plants to regional sales offices) and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers. Management believes that none of these claims or actions individually or in the aggregate will have a material adverse effect on the business or financial condition.

The Company is also defending other claims that are above Rs. 50 million in value but which management does not believe to be of material nature, other than those described below.

Income Tax

The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility for, certain tax incentives or allowances. Some of the disputes are of timing in nature and as such, these are claimable in the subsequent periods.

Most of these disputes/disallowances, being repetitive in nature, have been raised by the department consistently in most of the years.

The Company has a right of appeal to the appellate authorities against adverse initial assessments to the High Court or the Supreme Court for matters involving question of law. The income tax authorities have similar rights of appeal.

As of March 31, 2004, the Income tax department has disallowed deductions aggregating Rs. 672.5 million, which are being contested by the Company on appeal. There are matters amounting to Rs. 630 million in respect of which the Company has won appeals that have been further contested by the Income tax authorities before higher appellate authorities.

Excise Duty

As on March 31, 2004, there were pending litigations on various counts involving demands of Rs. 446 million. These demands were raised challenging the basis of valuation of the Company’s products and denial of the ‘Central value added tax’ (CENVAT) on inputs.

Included in Rs. 446 million are excise demands of Rs. 190.0 million, raised by the excise authorities, where the Company had won the appeals that have been further contested by the excise authorities.

The Company has received a demand of Rs. 22.3 million from the excise authorities challenging the basis of ascertaining the assessable value of certain vehicles. An appeal to the Tribunal was decided against the Company. The Company has filed an appeal before the Supreme Court challenging the Tribunal’s decision. The Company has been advised by its legal counsel that there is a reasonable certainty that the case would be decided in favor of the Company.

Due to an amendment to the Central Excise Rules in 1995, the excise authorities have raised a demand on the Company of Rs. 81.1 million relating to utilization of modvat (modified value added tax) credit. The case is pending before the Tribunal. The Company has been advised by its legal counsel that the Company has rightfully claimed the credit under the excise regulations.

The Excise authorities have denied CENVAT credit of Rs. 47 million on certain accessories supplied with the vehicles. The matter is being contested by the Company before the Appellate authorities. The Company has been advised that on the basis of judicial precedence in its own case, the case is likely to be decided in favor of the Company.

Sales tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs. 2,443.1 million as at March 31, 2004. Following are the major cases being contested by the Company:

Tata Cummins Limited (“TCL”), an affiliate of Tata Motors, manufactures internal combustion engines and sells them principally to Tata Motors. Sales tax authorities have denied exemption of Rs. 1,169 million claimed by TCL from sales tax on finished products and from the purchase tax on raw materials, being incentives given by the State government to new industries set up in specified area, which TCL had passed on to Tata Motors. TCL’s claim has been upheld by the High Court in August 2003. An appeal filed by the State government against this decision is pending before the Supreme Court.

Under the sales tax laws applicable in different States of India, different rates of sales tax are applicable on sales of vehicles. The sales tax authorities in certain states have raised disputes totaling up to Rs. 658.5 million treating the stock transfers of vehicles from the Company’s works to sales offices and the transfers between two sales offices as inter-state sales liable for levy of sales tax.

The sales tax authorities at Patna had raised a demand of Rs. 188.5 million on ‘Best Judgment Assessment’. The Company has filed appeals against the order before the appellate authorities.

Under the Notification issued by the State Government of Jaipur, vehicles having gross weight of more than 8,000 kgs were classified for certain tax rate. The Jaipur sales tax authorities have raised a demand of Rs. 120.6 million on the ground that our bare chassis weight being less than 8,000 kgs do not fall under relevant tax entry. The Gross Vehicle Weight of the vehicle was not considered by the sales tax authorities.

Other sales tax cases where the sales tax department has raised demands aggregating Rs. 306.5 million mostly relate to certain procedural requirements, e.g. non-submission of declaration forms etc. The Company has since collected the required forms from the customers and submitted to the departments concerned.

Other taxes and dues

Other amounts for which the Company may be liable contingently aggregating Rs. 1,218.5 million include the following:

Municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside municipal limits at rates that are based on classification of goods. A demand of Rs. 533.9 million is currently pending before the High Court in connection with the higher octroi duties claimed on account of classification disputes relating to components purchased by the Company for the manufacture of vehicles. Management, based on the opinion from the legal counsel obtained in September 2001, is of the view that the probability of the claim succeeding is remote. Consequently, provision made for octroi prior to fiscal 2002 has been written back to earnings (See note 17). On July 9, 2004, the High Court of Judicature at Bombay accepted the contention of the Company that, prima facie, spare parts and components of vehicles are different and, therefore, components of vehicles cannot be brought in for levy of octroi duty at the higher 2% rate, and has referred the case to a larger Bench for adjudication.

Other claims

There is a pending counter claim for approximately £ 4.4 million, by Motor Vehicles Industries Limited, in connection with legal proceedings brought by Tata Motors and Tata International Limited, Mumbai in respect of alleged breaches of a distributorship arrangement. Recently, Leeds District Registry has passed order in favor of the Company and has initiated proceedings to wind down Motor Vehicles Industries Limited.

Guarantees

The Company provided a letter of undertaking to a bank for extending a loan of USD 51.4 million (Rs. 2,230.8 million) to TDWCV. Under the terms of the letter of undertaking, if TDWCV is unable to repay the loan, the Company shall take appropriate steps to ensure immediate repayment of the outstanding debt including, without limitation, infusion of additional equity or incurrence of additional debt.

The Company has entered into an agreement with ICICI bank under which it is obliged to purchase or arrange to purchase preference shares amounting to Rs. 1,500 million issued by Tata Finance Limited (“TFL”) and held by ICICI Bank if TFL fails to perform under its indenture for the preference shares. The term of this guarantee is 23 months. In the event of a default by TFL, the maximum potential loss that the Company would incur is Rs. 1,500 million plus interest accrued from the date of default by TFL until the date the guarantee is upheld and payment is made by the Company. The terms of the guarantee do not provide for any recourse provision. The management believes that the likelihood of TFL not redeeming these debentures is remote and, therefore, the Company has not recognized any liability in respect of this guarantee.

The Company has provided bank guarantees aggregating Rs. 1,192 million relating to certain securitized receivables to certain special purpose entities (‘SPE’). The Company’s liability would crystallize in the event customers fail to fulfill their obligations under the contract and the SPE serves a notice of shortfall in collections on the Company. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event the guarantee is invoked, the Company has the right against the borrower to repossess the vehicle financed and to auction the vehicle. The maximum potential amount of future payment the Company would be required to make is Rs. 1,192 million as at March 31, 2004. The Company has recognized a liability of Rs. 137.5 million for this guarantee.

The Company has guaranteed Rs. 14.2 million to a customer for making payment directly instead of to a Consignment Agent, who had gone into liquidation due to financial crisis. The liability on the Company would crystallize in the event the Consignment Agent lodges a claim against the customer for non payment of his invoices. The Company has recourse against the Consignment Agent. The term of the guarantee is for three years. The maximum potential amount of the future payment the Company would be required to make is Rs. 14.2 million as at March 31,2004. The Company has recognized a full liability for this guarantee.

Commitments

The Company has entered into various contracts with vendors and contractors for the purchase of machinery, tools and equipment and various civil contracts of a capital nature aggregating Rs. 2,405 million, which are yet to be executed.

Bill discounting

In respect of bills and export sales on deferred credit, which have been discounted with banks, the Company is contingently liable for a sum of Rs. 4,607 million in the event customers fail to pay the banks as scheduled.

Product warranties

Estimated warranty costs are accrued at the time vehicles are sold, based primarily on historical warranty claim experience.

The following is a tabular reconciliation of the product warranty accrual for the year ended March 31, 2003 and 2004:

	Years ended March 31,
	2003		2004		2004
	(In millions)
Beginning balance	Rs.	784.9	Rs.	984.5	US$	22.7
Liability assumed on acquisition of a subsidiary		—		120.5		2.8
Payments made during the year		(938.4)		(1,300.5)		(30.0)
Changes in the accrued warranties		1,138.0		1,794.8		41.4

Ending Balance	Rs.	984.5	Rs.	1,599.3	US$	36.9

22.	Estimated fair value of financial instruments

The following table presents a comparison of the fair values and carrying values of Tata Motors’ principal financial instruments:

	As of March 31,
	2003				2004
	Carrying value		Estimated fair value		Carrying value		Estimated fair value
	(In millions)
ASSETS:
Cash and cash equivalents	Rs.	2,758.7	Rs.	2,758.7	Rs.	6,511.1	Rs.	6,511.1
Short-term deposits with banks		—		—		2,727.7		2,727.7
Finance receivables		5,264.8		5,285.9		8,276.3		8,151.5
Accounts receivable		5,519.8		5,519.8		8,199.1		8,199.1
Prepaid expenses and other current assets		4,909.1		4,909.1		5,254.6		5,254.6
Investments		5,738.0		5,738.0		27,052.3		27,052.3
Other non-current assets		2,075.8		1,659.1		2,414.9		2,108.5

LIABILITIES:
Accounts payable	Rs.	18,926.0	Rs.	18,926.0	Rs.	25,514.5	Rs.	25,514.5
Acceptances		12,710.7		12,710.7		16,636.6		16,636.6
Accrued expenses and other current liabilities		5,188.9		5,188.9		10,294.8		10,294.8
Short-term debt		5,713.8		5,713.8		7,758.9		7,758.9
Long-term debt		13,877.4		15,321.5		10,804.1		11,268.8

The carrying amounts of cash and cash equivalents, short-term deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, acceptances, accrued expenses and other current liabilities, and short-term debt approximate their fair values due to the short-terms of these instruments.

The fair value of finance receivables is estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2003 and 2004.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. Fair values of investments classified as held-to-maturity have been determined by discounting the future cash flows at the market rate as at the balance sheet dates of similar investments. The fair values of the investments carried at cost cannot be reasonably estimated. The fair values of borrowings have been estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread required by Tata Motors’ lenders for instruments of the given maturity.

Management uses its best judgment in estimating the fair value of its financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts Tata Motors could have realized in a sales transaction as of either March 31, 2003 or 2004. The estimated fair value amounts for the years ended March 31, 2003 and 2004 have been measured as of the respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

23.	Derivative financial instruments and risk management

On April 1, 2001, Tata Motors adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, which establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recorded at fair value on the balance sheet, including embedded derivatives.

The Company recognized gains (losses) on derivative financial instruments as follows:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Interest rate swaps	Rs.	(32.9)	Rs.	61.2	Rs.	47.3	US$	1.1
Forward exchange contracts and currency swaps		4.6		(182.6)		151.2		3.5

Total	Rs.	(28.3)	Rs.	(121.4)	Rs.	198.5	US$	4.6

24.	Segment reporting

SFAS No.131, Disclosures about Segments of an Enterprise and Related information, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Tata Motors’ chief operating decision makers are a committee of directors.

Tata Motors primarily operates in the Automotive segment. The Automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles as well as related parts and accessories. The Company evaluates segment performance of this operating segment based on standalone net income of the segment and generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties. Revenues are allocated between ‘within India’ and ‘exports’ based on the location of the dealer/customer.

The Company’s other segment comprises primarily activities relating to production, designing and selling of automotive components, construction equipment, engineering solutions and software operations. None of the other operating segments meets the quantitative thresholds specified in SFAS No. 131, and accordingly, have been aggregated.

	For the year ended March 31, 2002
	Automotive		Other		Inter-segment		Total
	(In millions)
Revenues
External revenue	Rs.	72,614.3	Rs.	4,077.3	Rs.	—	Rs.	76,691.6
Inter-segment revenue		448.5		4,802.2		(5,250.7)		—

Total revenues		73,062.8		8,879.5		(5,250.7)		76,691.6

Depreciation and amortization		3,336.7		526.7		(57.8)		3,805.6
Operating (loss) income		(897.7)		52.0		74.3		(771.4)
Non-operating revenue		2,131.9		199.1		(403.1)		1,927.9
Interest income		363.1		139.9		(119.2)		383.8
Interest expense		(4,488.6)		(830.5)		119.2		(5,199.9)
Income tax benefit		376.0		137.0		—		513.0
Equity in losses of affiliates		—		(353.7)		—		(353.7)
Minority interest		—		86.4		—		86.4

Net loss		(2,515.3)		(569.8)		(328.8)		(3,413.9)

	As of March 31, 2003
	Automotive		Other		Inter-segment		Total
	(In millions)
Revenues
External revenue	Rs.	89,673.9	Rs.	6,056.6	Rs.	—	Rs.	95,730.5
Inter-segment revenue		467.3		4,913.7		(5,381.0)		—

Total revenues		90,141.2		10,970.3		(5,381.0)		95,730.5

Depreciation and amortization		3,384.5		585.5		(78.8)		3,891.2
Operating income		5,666.5		745.4		501.3		6,913.2
Non-operating revenue		1,579.9		141.5		(330.3)		1,391.1
Interest income		366.9		75.7		(30.2)		412.4
Interest expense		(3,428.4)		(692.2)		30.2		(4,090.4)
Income tax expense		(1,677.8)		(210.6)		—		(1,888.4)
Equity in income of affiliates		—		46.1		—		46.1
Minority interest		—		(14.7)		—		(14.7)

Net income		2,507.1		91.2		171.0		2,769.3

	As of March 31, 2003
	Automotive		Other		Inter-segment		Total
	(In millions)
Segment assets	Rs.	74,247.4	Rs.	14,997.4	Rs.	(10,482.8)	Rs.	78,762.0
Capital expenditure		2,068.2		582.4		—		2,650.6

	For the year ended March 31, 2004
	Automotive		Other		Inter-segment		Total		Total
	(In millions)
Revenues
External revenue	Rs.	128,167.1	Rs.	11,528.6	Rs.	—	Rs.	139,695.7	US$	3,218.8
Inter-segment revenue		2,859.1		4,840.4		(7,699.5)		—		—

Total revenues		131,026.2		16,369.0		(7,699.5)		139,695.7		3,218.8

Depreciation and amortization		3,543.2		676.6		(91.5)		4,128.3		95.1
Operating income		11,770.7		1,603.5		845.3		14,219.5		327.6
Non-operating revenue		2,323.6		120.8		(299.8)		2,144.6		49.4
Interest income		412.5		23.5		(86.4)		349.6		8.1
Interest expense		(2,265.4)		(505.3)		86.4		(2,684.3)		(61.9)
Income tax expense		(4,692.5)		(571.5)		—		(5,264.0)		(121.3)
Equity in income of affiliates		—		363.4		—		363.4		8.4
Minority interest		—		(228.9)		—		(228.9)		(5.3)

Net income		7,548.9		805.5		545.5		8,899.9		205.0

	As of March 31, 2004
	Automotive		Other		Inter-segment		Total		Total
	(In millions)
Segment assets	Rs.	114,405.6	Rs.	16,385.7	Rs.	(16,915.9)	Rs.	113,875.4	US$	2,623.8
Capital expenditure		2,220.3		439.0		—		2,659.3		61.3

Information concerning principal geographic areas is as follows:

	Years ended March 31,
	2002				2003				2004
	Within India		Exports		Within India		Exports		Within India		Exports
	(In millions)
External revenues	Rs.	70,107.4	Rs.	6,584.2	Rs.	90,539.7	Rs.	5,190.8	Rs.	128,641.2	Rs.	11,054.5
									US$	2,964.1	US$	254.7

25.	Related party transactions

Tata Motors’ related parties principally consist of subsidiaries of Tata Sons Limited, subsidiaries of Tata International Limited, and its own subsidiaries, affiliates and principal shareholders. Tata Motors routinely enters into transactions with these companies and other related parties in the ordinary course of business. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related party transactions and balances included in these financial statements:

	Years ended March 31,
	2002	2003	2004	2004
	(In millions)
Purchases of products	Rs.6,442.8	Rs.8,036.7	Rs.9,837.0	US$	226.7
Sales of products	2,200.6	1,267.4	2,373.7		54.7
Services received	81.3	440.7	762.6		17.6
Services rendered	33.9	42.0	207.6		4.8
Interest/dividend income	39.7	68.0	527.2		12.1

	As of March 31,
	2003		2004		2004
	(In millions)
Borrowings, net	Rs.	6.5	Rs.	812.5	US$	18.7
Accounts receivable		437.3		907.9		20.9
Accounts payable		488.3		698.4		16.1

26.	Subsequent events

Issue of foreign currency convertible notes

On April 27, 2004, Tata Motors raised US$ 100 million (Rs. 4,385.0 million) by way of Zero Coupon Convertible Notes due for redemption on April 27, 2009. The noteholders have an option to convert these notes into ordinary shares or Global Depositary Shares determined at an initial conversion price of Rs. 573.106 per share with a fixed rate of exchange on conversion of Rs.43.85 per USD, from and including June 7, 2004 to and including March 28, 2009. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, but not in part, these notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount.

On April 27, 2004, Tata Motors also raised US$ 300 million (Rs. 13,155.0 million) by way of one percent Convertible Notes due for redemption on April 27, 2011.The note holders have an option to convert these notes into ordinary shares or Global Depositary Shares determined at an initial conversion price of Rs. 780.400 per share at a fixed rate of conversion of Rs. 43.85 per USD, from and including June 7, 2004 to and including March 28, 2011. The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, the Company has an option to redeem in whole but not in part, these notes at any time. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount.

None of these notes contained a beneficial conversion feature at the time of issue.

27.	Earnings per share (“EPS”)

	Net (loss) income		Weighted average shares	(Loss) Earnings per share
	(In millions except share and per share amounts)
For the year ended March 31, 2002
Basic net loss per share	Rs.	(3,413.9)	256,024,621	Rs.	(13.3)

Effect of warrants
Diluted loss per share	Rs.	(3,413.9)	256,024,621	Rs.	(13.3)

For the year ended March 31, 2003
Basic net income per share	Rs.	2,769.3	319,777,248	Rs.	8.7

Effect of warrants
Diluted income per share	Rs.	2,769.3	319,777,248	Rs.	8.7

For the year ended March 31, 2004
Basic net income per share	Rs.	8,899.9	328,306,904	Rs.	27.1
	US$	205.0		US$	0.62

Effect of warrants	Rs.	172.6	21,712,042	Rs.	(7.9)
	US$	4.0		US$	(0.18)

Effect of foreign currency convertible notes	Rs.	96.4	13,104,882	Rs.	(7.4)
	US$	2.2		US$	(0.17)

Diluted income per share	Rs.	9,168.9	363,123,828	Rs.	25.3
	US$	211.2		US$	0.58

1,992 7% convertible debentures issued by the Company during the fiscal year ended March 31, 2002, convertible into 1,992 ordinary shares, were outstanding on March 31, 2002 and have not been included in the computation of diluted EPS, as these would have been anti-dilutive.

Detachable warrants convertible into 25,570,421 and 25,571,218 ordinary shares issued with the Company’s debentures were outstanding on March 31, 2002 and 2003, respectively and have not been included in the computation of diluted EPS for those years as these would have been anti-dilutive. These warrants could potentially dilute basic EPS in the future.

Zero Coupon Convertible Notes due for redemption on April 27, 2009 and 1% Convertible Notes issued on April 27, 2004, would have changed the potential ordinary shares outstanding as at March 31, 2004, had these notes been issued before the fiscal year end.

ANNEX A

RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY BETWEEN US GAAP AND INDIAN GAAP

We have prepared our consolidated financial statements included elsewhere in this registration statement in accordance with US GAAP. We routinely report our results and provide other financial information as required by regulators and stock exchanges in India in accordance with Indian GAAP.

In order to assist readers in understanding and analyzing Indian GAAP information that we may have reported, we have reconciled our net income and shareholders’ equity in accordance with US GAAP as reported elsewhere in this registration statement with our net profit or loss and shareholders’ funds as determined under Indian GAAP.

The following table provides a reconciliation of our net income in accordance with US GAAP and net profit or loss as determined under Indian GAAP for the years ended March 31, 2002, 2003 and 2004:

		For the years ended March 31,
		2002	2003	2004
		(Rs. millions)
Net (loss) income in accordance with US GAAP		(3,413.9)	2,769.3	8,899.9

Significant differences between US GAAP and Indian GAAP:

(a)	Differences relating to consolidation of subsidiaries and equity accounting for affiliates	(641.2)	74.3	(48.6)
(b)	Property plant and equipment
	Foreign exchange (net of depreciation)	163.4	(173.6)	(155.6)
	Pre-operative expenses (net of depreciation)	(59.3)	(59.4)	(67.4)
	Capital work in progress written off as impaired	1,709.4	—	60.2
(c)	Deferred revenue expenses/R&D	595.7	904.2	315.6
(d)	Compensated absences	279.6	26.4	68.3
(e)	Retirement benefits	(1,053.6)	(455.2)	(283.8)
(f)	Imputation of interest	(29.9)	(63.5)	77.0
(g)	Debt issue expenses	16.3	166.4	136.4
(h)	Loss on early extinguishment of debt	39.0	169.1	371.4
(i)	Interest on debt including detachable warrant	277.8	—	—
(j)	Deferred tax	161.0	(460.1)	(143.0)
	Other, net	2.4	73.3	(77.5)
Net profit or loss determined under Indian GAAP		(1,953.3)	2,971.2	9,152.9

The following table provides a reconciliation of our shareholders’ equity in accordance with US GAAP and shareholders’ funds as determined under Indian GAAP as of March 31, 2003 and 2004:

		As of March 31,
		2003	2004
		(Rs. millions)
Shareholders’ equity in accordance with US GAAP		20,915.6	37,377.6

Significant differences between US GAAP and Indian GAAP:

(a)	Differences relating to consolidation of subsidiaries and equity accounting for affiliates	226.8	3,405.9

(b)	Property plant and equipment
	Foreign exchange (net of depreciation)	1,347.5	1,200.4
	Pre-operative expenses (net of depreciation)	732.0	664.1
	Capital work in progress written off as impaired	—	60.2

(c)	Deferred revenue expenses	1,366.8	1,750.1
(d)	Compensated absences	1,384.4	1,455.0
(e)	Retirement benefits	(488.7)	(946.3)
(f)	Imputation of interest	(328.5)	(305.0)
(g)	Debt issue expenses	150.8	147.8
(h)	Loss on early extinguishment of debt	—	—
(i)	Interest on debt including detachable warrants	(190.6)	(190.6)
(j)	Deferred tax	(1,379.3)	(1,207.3)
(k)	Valuation of investments	(164.0)	(5,404.6)
(l)	Dividends payable	(1,505.1)	(1,631.1)
	Other, net	132.4	180.5

Shareholders’ funds as determined under Indian GAAP		22,200.1	36,556.7

The following are the principal differences between US GAAP and Indian GAAP that apply to us:

a. Consolidation of subsidiaries and equity accounting for affiliates

While both US GAAP and Indian GAAP require consolidation of subsidiaries, the basis for determining whether an investee is a subsidiary or an affiliate is different. US GAAP requires the consolidation of entities where we have a direct or indirect majority voting interest or if we are a primary beneficiary in a variable interest entity. Indian GAAP requires the consolidation of entities where we exercise control through a direct holding or through another subsidiary. As a result, three entities, namely Tata AutoComp Systems, Concorde Motors and Tata Precision Industries have been treated as subsidiaries under US GAAP, whereas under Indian GAAP these entities are accounted for as equity method affiliates. In addition, the amounts consolidated under US GAAP are the US GAAP earnings of these entities, whereas the equity method amounts included in the Indian GAAP consolidated financial statements are their Indian GAAP results.

Net assets acquired are considered at book value under Indian GAAP. The excess of book value of net assets acquired over the purchase consideration is recognized as capital reserve under shareholders’ equity under Indian GAAP. Net assets acquired are considered at fair values under US GAAP. The excess of fair values of net assets acquired over the purchase consideration is first allocated to reduce the amounts otherwise assigned to the eligible acquired long-term assets and any excess remaining is recognized as extraordinary income under US GAAP.

b. Property, plant and equipment

Under US GAAP, all foreign exchange transaction gains and losses are included in net income, and are not includible in interest cost that may be capitalized during the construction period. Under Indian GAAP, foreign exchange gains and losses arising on foreign currency denominated borrowings that are incurred to acquire fixed assets are included in the cost of the asset and depreciated over its remaining useful life, and any such exchange gains or losses arising during the construction period are included in borrowing costs capitalizable as a part of the cost of the asset.

Under Indian GAAP, the cost of fixed assets also includes indirect pre-operative expenses that are incurred before a constructed plant is ready for its intended use. Under US GAAP, such costs are expensed as incurred.

Under US GAAP, any plant relating specifically to a vehicle model that has been discontinued or abandoned is subject to impairment testing, and if impaired, is written off. Under Indian GAAP, mandatory impairment testing is required with effect from April 1, 2004.

Depreciation and related deferred income taxes relating to the above differences in the cost of property, plant and equipment between US GAAP and Indian GAAP have also been adjusted.

c. Deferred revenue expenses

Under US GAAP, expenses relating to the development of new vehicle models and all startup costs are expensed as incurred. Under Indian GAAP, such costs are capitalized as deferred revenue expenses and are amortized.

Deferred revenue expenses also include employee separation cost. Under US GAAP, expenses relating to voluntary employee separation programs are expensed when employees accept a separation offer. Under Indian GAAP, these costs are deferred and amortized.

d. Compensated absences

Under US GAAP, a liability for compensated absences is established based on leave earned but not utilized at each balance sheet date, and changes in the liability are included in net income. Under Indian GAAP, a liability is established for the actuarially determined present value of the amount expected to be paid.

e. Retirement benefits

Under both US GAAP and Indian GAAP, a liability is established for the actuarially determined present value of future pension benefits and for post retirement benefits other than pensions. However, actuarial methods and the basis for selecting actuarial assumptions, primarily the discount rate, differ under US GAAP and Indian GAAP, resulting in different estimates of the liability at each balance sheet date.

Under US GAAP, the discount rate is based on the rate at which pension obligations could be settled, which in turn references high quality corporate bonds available in the market. Under Indian GAAP, the discount rate is selected at the discretion of a professional actuary in accordance with a variety of factors specified in the Actuarial Society of India’s Guidance Note 11. Generally the discount rates in India would be based on typical yields in a funded portfolio of assets, and are not benchmarked to any financial instruments available in the market.

Additionally, a pension liability under US GAAP is measured at the start of the fiscal year and US GAAP permits certain items to be amortized over a number of years. Under Indian GAAP, pension liabilities are measured as at the balance sheet date, and Indian GAAP does not permit deferral of actuarial gains and losses.

f. Imputation of interest

Under US GAAP, interest is imputed for notes receivable or payable, such as our sales tax deferral loan, where the stated rate of interest differs from the market rate applicable to the Company. Under Indian GAAP, such interest cost or income is generally not recognized in the financial statements.

g. Debt issue expenses

Under US GAAP debt issue expenses are amortized over the life of the instrument using the interest method. Under Indian GAAP such expenses are either charged directly to the Securities Premium Account or are deferred and amortized on a straight-line basis over five years.

h. Loss on early extinguishment of debt

Under US GAAP, any loss arising on the early extinguishment of debt is reported as an expense. Under Indian GAAP, losses on early redemptions of certain debt instruments may be charged directly to the Securities Premium Account.

i. Interest on debt with detachable warrants

Under US GAAP, the proceeds from the issue of debt with a detachable stock purchase warrant are allocated between the debt and the warrant based on their respective fair values. Additionally, under US GAAP, the proceeds of debt issued with a beneficial conversion feature at inception are allocated to the host contract and the embedded option based on the intrinsic value of the conversion feature at inception. Under Indian GAAP, such allocations are not made. Accordingly, the yield on debt with detachable warrants or debt with beneficial conversion features at inception under US GAAP is higher than it would be under Indian GAAP.

j. Deferred tax

Under US GAAP, a deferred tax liability is established for the tax effect of temporary differences between the tax basis and the carrying value of assets and liabilities. The tax rate used to establish deferred tax liabilities is the enacted tax rate expected to apply when the temporary differences reverse. Under Indian GAAP, a deferred tax liability is established for the tax effect of timing differences between book and tax income for the year, at the “substantially enacted” tax rate applicable on the balance sheet date. In addition, in the US GAAP financial statements, any deferred tax effect of other US GAAP to Indian GAAP differences is also recognized.

k. Valuation of investments

Under US GAAP, investments are classified into trading, held to maturity or available for sale, based on management’s holding intent on the date of acquisition. We do not have any trading investments. Available for sale investments, consisting of debt securities and equity securities with readily determinable market values, are carried at their fair values with any unrealized gains or losses recorded in accumulated comprehensive income, a component of shareholders’ equity. Held to maturity investments are carried at amortized cost. Equity securities without a readily determinable market value are carried at cost. An impairment loss is recognized for any impairment that is other than temporary.

Under Indian GAAP, investments are classified into current and long-term investments. Current investments are carried at the lower of cost or market, while long term investments are carried at cost less any impairments that are other than temporary.

l. Dividends

Under US GAAP, dividends payable are recorded as a liability when declared. Under Indian GAAP, dividends payable are recorded as a liability in the year to which they relate.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

September 15, 2004

TATA MOTORS LIMITED

By	/s/ Praveen P. Kadle
Name:	Praveen P. Kadle
Title:	Executive Director

INDEX TO EXHIBITS

Exhibit Number		Description
1.1	—	Our Certificate of Incorporation

1.2	—	Our Memorandum and Articles of Association

2.2	—	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

4.1	—	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited)

4.2	—	The Tata Code of Conduct

7.1	—	Computation of Ratio of Net Debt to Shareholders’ Equity

8.1	—	List of our Subsidiaries

23.1	—	Consent of Deloitte Haskins & Sells

23.2	—	Consent of SIAM

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.